PEMBINA PIPELINE CORPORATION

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2023

February 22, 2024

TABLE OF CONTENTS

Page

GLOSSARY OF TERMS	-1-
ABBREVIATIONS AND CONVERSIONS	-17-
NON-GAAP FINANCIAL MEASURES	-18-
FORWARD-LOOKING STATEMENTS AND INFORMATION	-19-
CORPORATE STRUCTURE	-22-
GENERAL DEVELOPMENTS OF PEMBINA	-24-
DESCRIPTION OF PEMBINA'S BUSINESS AND OPERATIONS	-31-
Pembina's Purpose, Values, and Strategy	-31-
Overview of Pembina's Business	-32-
Pipelines Division	-35-
Facilities Division	-41-
Marketing & New Ventures Division	-46-
Seasonality	-49-
OTHER INFORMATION RELATING TO PEMBINA'S BUSINESS	-50-
Operating Management System	-50-
Industry Regulation	-55-
Corporate Governance	-58-
Social, Community and Indigenous Engagement	-62-
Indemnification and Insurance	-63-
Employees	-63-
Equity, Diversity and Inclusion	-64-
CANADIAN OIL AND GAS INDUSTRY	-66-
DESCRIPTION OF THE CAPITAL STRUCTURE OF PEMBINA	-69-
DIVIDENDS AND DISTRIBUTIONS	-78-
MARKET FOR SECURITIES	-80-
DIRECTORS AND OFFICERS	-82-
AUDIT COMMITTEE INFORMATION	-85-
RISK FACTORS	-88-
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	-109-
MATERIAL CONTRACTS	-109-
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	-109-
REGISTRAR AND TRANSFER AGENT	-109-
INTERESTS OF EXPERTS	-109-
ADDITIONAL INFORMATION	-109-
APPENDIX "A" - AUDIT COMMITTEE CHARTER	-A-1-

-i-

GLOSSARY OF TERMS
Terms used in this Annual Information Form and not otherwise defined have the meanings set forth below:
"2020 Base Shelf Prospectus" means the final short form base shelf prospectus filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada on December 30, 2020 allowing Pembina to offer and issue, from time to time: (i) Class A Preferred Shares, (ii) bonds, debentures, notes or other evidence of indebtedness of any kind, nature or description of the Company, and (iii) any combination of the foregoing (together with the foregoing, collectively, the "2020 Securities") of up to an aggregate initial offering price of $2,000,000,000 (or the equivalent thereof in one or more foreign currencies or composite currencies, including U.S. dollars) during the 25 month period that the 2020 Base Shelf Prospectus is valid, which 2020 Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in one or more shelf prospectus supplements;
"2020 Meeting" has the meaning ascribed thereto under "Corporate Structure – Amended By-laws";
"2021 Base Shelf Prospectus" means the final short form base shelf prospectus filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada on November 29, 2021 allowing Pembina to offer and issue, from time to time: (i) Common Shares; (ii) Class A Preferred Shares; (iii) warrants to purchase Common Shares; (iv) bonds, debentures, notes or other evidence of indebtedness of any kind, nature or description of the Company; (v) subscription receipts of the Company; and (vi) units comprising any combination of the foregoing (together with the foregoing, collectively, the "2021 Securities") of up to $5,000,000,000 aggregate initial offering price of 2021 Securities (or the equivalent thereof in one or more foreign currencies or composite currencies, including U.S. dollars) during the 25 month period that the 2021 Base Shelf Prospectus is valid, which 2021 Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in one or more shelf prospectus supplements;
"2021 MTN Prospectus" means the final short form base shelf prospectus filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada on November 29, 2021 allowing Pembina to offer and issue, from time to time, Medium Term Notes of up to $5,000,000,000 aggregate principal amount or, if offered at an original issue discount, aggregate offering price, of Medium Term Notes (or the equivalent thereof in one or more foreign currencies or composite currencies, including U.S. dollars) during the 25 month period that the 2021 MTN Prospectus is valid, which Medium Term Notes may be offered at rates of interest, prices and on terms to be determined based on market conditions at the time of the sale and set forth in one or more shelf prospectus supplement or pricing supplements;
"2023 Base Shelf Prospectus" means the final short form base shelf prospectus filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada on December 13, 2023 allowing Pembina to offer and issue, from time to time: (i) Common Shares; (ii) Class A Preferred Shares; (iii) warrants to purchase Common Shares; (iv) bonds, debentures, notes or other evidence of indebtedness of any kind, nature or description of the Company; (v) subscription receipts of the Company; and (vi) units comprising any combination of the foregoing (together with the foregoing, collectively, the "2023 Securities") during the 25 month period that the 2023 Base Shelf Prospectus is valid, which 2023 Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in one or more shelf prospectus supplements;
"2023 MTN Prospectus" means the final short form base shelf prospectus filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada on December 20, 2023 allowing Pembina to offer and issue, from time to time, Medium Term Notes during the 25 month period that the 2023 MTN Prospectus is valid, which Medium Term Notes may be offered at rates of interest, prices and on terms to be determined based on market conditions at the time of the sale and set forth in one or more shelf prospectus supplement or pricing supplements;
"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended from time to time, including the regulations promulgated thereunder;
"Advantage" has the meaning ascribed thereto under "Directors and Officers – Directors of Pembina";
"AEGS" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";
"AEPA" means Alberta Environment and Protected Areas, a ministry of the Government of Alberta;

"AER" means the Alberta Energy Regulator;
"Alberta Carbon Grid" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2021";
"Alliance Canada" means Alliance Pipeline Limited Partnership;
"Alliance Pipeline" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";
"Alliance U.S." means Alliance Pipeline L.P.;
"Alliance/Aux Sable Acquisition" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2023";
"Alliance/Aux Sable Purchase and Sale Agreement" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2023";
"Amended Federal Methane Regulations" has the meaning ascribed thereto under "Risk Factors – Risks Inherent in Pembina's Business – Environmental Costs and Liabilities";
"Anti-Corruption Laws" means Canada's Criminal Code and Corruption of Foreign Public Officials Act, the United States Foreign Corrupt Practices Act, various state laws in the United States that criminalize bribery and corruption of United States Government Officials, the U.K. Bribery Act, 2010, the principles described in the Organisation for Economic Co-operation and Development's Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and its Commentaries, and any local anti-bribery or anti-corruption laws applicable to Pembina;
"AUC" means the Alberta Utilities Commission;
"Aux Sable" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Marketing & New Ventures Division – Marketing Activities";
"Aux Sable Canada" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Marketing & New Ventures Division – Marketing Activities";
"Aux Sable U.S." has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Marketing & New Ventures Division – Marketing Activities";
"Aux Sable U.S. LP" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Marketing & New Ventures Division – Marketing Activities";
"Base Line Terminal" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";
"BCEAO" means the British Columbia Environmental Assessment Office;
"BCER" means the British Columbia Energy Regulator;
"BCUC" means the British Columbia Utilities Commission;
"Board" or "Board of Directors" means the board of directors of Pembina from time to time;
"Brazeau Pipeline" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";
"BRFN" has the meaning ascribed thereto under "Risk Factors – General Risk Factors – Indigenous Land Claims and Consultation Obligations";

"Burstall" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"Capstone" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2022";
"CDH" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";
"CEAA" has the meaning ascribed thereto under "Risk Factors – Risks Inherent in Pembina's Business – Regulation and Legislation";
"Cedar LNG" means Pembina's partnership with the Haisla Nation to develop the Cedar LNG Project;
"Cedar LNG Project" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2021";
"CER" means the Canada Energy Regulator;
"CER Act" has the meaning ascribed thereto under "Other Information Relating to Pembina's Business – Industry Regulation – CER";
"Channahon Facility" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Marketing & New Ventures Division – Marketing Activities";
"Chinook Pathways" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2021";
"Class A Preferred Shares" means class A preferred shares of Pembina, issuable in series, and, where the context requires, includes the Series 1 Class A Preferred Shares, the Series 2 Class A Preferred Shares, the Series 3 Class A Preferred Shares, the Series 4 Class A Preferred Shares, the Series 5 Class A Preferred Shares, the Series 6 Class A Preferred Shares, the Series 7 Class A Preferred Shares, the Series 8 Class A Preferred Shares, the Series 9 Class A Preferred Shares, the Series 10 Class A Preferred Shares, the Series 15 Class A Preferred Shares, the Series 16 Class A Preferred Shares, the Series 17 Class A Preferred Shares, the Series 18 Class A Preferred Shares, the Series 19 Class A Preferred Shares, the Series 20 Class A Preferred Shares, the Series 21 Class A Preferred Shares, the Series 22 Class A Preferred Shares, the Series 25 Class A Preferred Shares, the Series 26 Class A Preferred Shares and the Series 2021-A Class A Preferred Shares;
"Class B Preferred Shares" means class B preferred shares of Pembina;
"CO2" means carbon dioxide;
"Cochin Pipeline" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";
"Common Shares" means the common shares of Pembina;
"Company" or "Pembina" means Pembina Pipeline Corporation, an ABCA corporation, and, unless the context otherwise requires, includes its subsidiaries;
"condensate" means a hydrocarbon mixture consisting primarily of pentanes and heavier hydrocarbon liquids;
"COVID-19" means the novel coronavirus, the global outbreak of which was declared a pandemic by the World Health Organization in March 2020;
"Crown" has the meaning ascribed thereto under "Risk Factors – General Risk Factors – Indigenous Land Claims and Consultation Obligations";
"CRP" means Cutbank Ridge Partnership, a partnership between Ovintiv and Cutbank Dawson Gas Resources Ltd., a subsidiary of Mitsubishi Corporation;

"Cutbank Complex" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"Cutbank Gas Plant" means PGI's shallow cut sweet gas processing facility located near Grande Prairie, Alberta;
"Dawson Assets" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"DBRS" means DBRS Morningstar;
"deep cut" means ethane-plus extraction gas processing capabilities;
"Directive 088" has the meaning ascribed thereto under "Other Information Relating to Pembina's Business – Industry Regulation – AER and AUC";
"Dividend Equivalent Payment" has the meaning ascribed thereto under "Description of the Capital Structure of Pembina – Subscription Receipts";
"Drayton Valley Pipeline" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";

"DRIPA" has the meaning ascribed thereto under "Risk Factors – General Risk Factors – Indigenous Land Claims and Consultation Obligations";
"Duvernay Complex" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"Duvernay Field Hub" means PGI's 30 MMcf/d gas, 10 mbpd condensate and 5 mbpd water handling and condensate stabilization facility located near Fox Creek, Alberta;
"Duvernay I" means PGI's 92 percent interest in the Duvernay I 100 MMcf/d shallow cut gas processing facility located near Fox Creek, Alberta;
"Duvernay II" means PGI's 92 percent interest in the Duvernay II 100 MMcf/d shallow cut gas processing facility located near Fox Creek, Alberta;
"Duvernay III" means PGI's 92 percent interest in the Duvernay III 100 MMcf/d shallow cut gas processing facility located near Fox Creek, Alberta;
"Duvernay Sour Gas Treating Facilities" means PGI's sour gas sweetening system, amine regeneration and acid incineration facility located near Fox Creek, Alberta;
"EA Act" has the meaning ascribed thereto under "Risk Factors – General Risk Factors – Indigenous Land Claims and Consultation Obligations";
"East NGL System" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"ECCC" means Environment and Climate Change Canada, a department of the Government of Canada;
"EDI" means equity, diversity and inclusion;
"EDGAR" means the Electronic Data Gathering, Analysis and Retrieval system;
"Edmonton South Terminal" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";

"Edmonton Terminals" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";
"EEA" has the meaning ascribed thereto under "Other Information Relating to Pembina's Business – Equity, Diversity and Inclusion";
"EMP" has the meaning ascribed thereto under "Other Information Relating to Pembina's Business – Emergency Management Program";
"Empress" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"Empress Co-generation Facility" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"Empress Pipeline" is an approximately 25 km pipeline of buried HVP ethane pipeline and associated riser facilities that connect the Alberta ethane market serviced by the AEGS to the Burstall ethane cavern storage facilities in Southern Saskatchewan;
"Enbridge" means Enbridge Inc.;
"ENT" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";
"equity accounted investees" means Pembina's working interest in Alliance Pipeline, Aux Sable, NRGreen, Ruby Pipeline (prior to the completion of the Ruby Subsidiary Plan), PGI, Grand Valley I Limited Partnership, Fort Corp, the Alberta Carbon Grid and Cedar LNG;
"Escrow Release Condition" means the parties to the Alliance/Aux Sable Purchase and Sale Agreement are able to complete the Alliance/Aux Sable Acquisition in all material respects in accordance with the terms of the Alliance/Aux Sable Purchase and Sale Agreement, without amendment or waiver materially adverse to Pembina, unless the consent of the lead underwriters for the Subscription Receipt Offering is given to such amendment or waiver (such consent not to be unreasonably withheld, conditioned or delayed) but for the payment of the purchase price for the Alliance/Aux Sable Acquisition, and Pembina has available to it all other funds required to complete the Alliance/Aux Sable Acquisition; provided that the Escrow Release Condition may, if the foregoing conditions are met, at the election of Pembina, occur up to seven (7) business days prior to the scheduled closing date of the Alliance/Aux Sable Acquisition;
"Escrow Release Notice and Direction" means the notice to be provided to the Subscription Receipt Agent, executed by Pembina and the lead underwriters for the Subscription Receipt Offering, certifying that the Escrow Release Condition has been satisfied;
"Escrowed Funds" has the meaning ascribed thereto under "Description of the Capital Structure of Pembina – Subscription Receipts";
"ESG" means environmental, social and governance, the three central factors in measuring the sustainability and societal impact of a company;

"ESSC" has the meaning ascribed thereto under "Other Information Relating to Pembina's Business – Security Management Program";
"Federal Methane Regulations" has the meaning ascribed thereto under "Risk Factors – Risks Inherent in Pembina's Business – Environmental Costs and Liabilities";
"FERC" means the United States Federal Energy Regulatory Commission;
"Financial Statements" means Pembina's audited consolidated financial statements for the period ended December 31, 2023;

"Five Year Government of Canada Yield" has the meaning ascribed thereto under "Description of the Capital Structure of Pembina – Subordinated Notes, Series 1 – Interest and Maturity";
"Form 40-F" means Pembina's annual report on Form 40-F for the fiscal year ended December 31, 2023 filed with the SEC;
"Fort Corp" means, collectively, Fort Saskatchewan Ethylene Storage Corporation and Fort Saskatchewan Ethylene Storage Limited Partnership;
"Fox Creek" refers to the Peace Pipeline pump station and terminal located near Fox Creek, Alberta;
"frac spread ratio" has the meaning ascribed thereto under "Risk Factors – Risks Inherent in Pembina's Business – Commodity Price Risk";
"Fund" has the meaning ascribed thereto under "Corporate Structure – Name, Address and Formation";
"GAAP" means Canadian generally accepted accounting principles, which are within the framework of IFRS;
"GGPPA" has the meaning ascribed thereto under "Other Information Relating to Pembina's Business – Industry Regulation – ECCC";
"GHG" means greenhouse gas;
"Gordondale" refers to the Peace Pipeline pump station and terminal located near Gordondale, Alberta;
"Government Officials" (foreign or domestic) include: Government ministers and their staff; members of legislative bodies or other elected officials; judges and ambassadors; officials or employees of government departments and agencies, regardless of rank or position; any employee of any branch of government at any level: federal, state, or local; customs, immigration, tax, and police personnel; an officer or employee of any state-owned or state-controlled company, including Crown corporations; persons employed by a board, commission, or other body or authority that is established to perform a duty or function on behalf of a foreign state; Indigenous government officials; political parties, party officials, and candidates for political office; and employees of public international organizations, such as the United Nations or World Bank;
"Grand Valley" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";
"HOP" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Marketing & New Ventures Division – Marketing Activities";
"Horizon Pipeline" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";
"Horizon Project" means the Horizon Oil Sands Project located approximately 70 km north of Fort McMurray, Alberta;
"HSE" has the meaning ascribed thereto under "Other Information Relating to Pembina's Business – Corporate Governance – Corporate Governance Policies";
"HVP" means high vapour pressure;
"Hythe Developments" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2021";
"Hythe Gas Plant" means PGI's sweet and sour gas processing facility located near Grande Prairie, Alberta;
"IAAC" means the Impact Assessment Agency of Canada;
"IAA" has the meaning ascribed thereto under "Risk Factors – Risks Inherent in Pembina's Business – Regulation and Legislation";

"ICA" means the Interstate Commerce Act of 1887 (United States);
"IFRS" means the International Financial Reporting Standards, as issued by the International Accounting Standards Board;
"Imperial" means Imperial Oil Limited;
"Inter Pipeline" means Inter Pipeline Ltd.;
"Jet Fuel Pipeline" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";
"Jordan Cove" means the previously proposed development, construction and operation of an LNG production and export facility and related infrastructure on the west coast of the U.S. Pembina notified FERC of its decision to not proceed with the project on December 1, 2021;
"K3 Cogeneration Facility" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"K3 Plant" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"KA Plant" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"Kakwa" refers to the Peace Pipeline pump station and terminal located west of the Kakwa River Deep Cut Plant;
"Kakwa 1-35 Gas Plant" means PGI's 100 percent interest in the shallow cut sweet gas processing facility located near Grande Prairie, Alberta;
"Kakwa River Deep Cut Plant" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"Kakwa River Shallow Cut Plant" means PGI's shallow cut sweet gas processing facility located near Grande Prairie, Alberta;
"KAPS" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2022";
"KAPS Divestiture" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2022";
"Keyera" means Keyera Corporation;
"Kinder Acquisition" means, collectively, the Kinder Morgan Canada Acquisition and Pembina's acquisition of the Cochin Pipeline system from Kinder Morgan, Inc. for a total purchase price of approximately $4.3 billion, which closed on December 16, 2019;

"Kinder Morgan Canada Acquisition" means Pembina's acquisition of KML, which closed on December 16, 2019;
"KKR" means KKR & Co, Inc.;
"KML" means PKM Canada Limited, formerly Kinder Morgan Canada Limited;
"KML Series 1 Preferred Shares" means the cumulative redeemable minimum rate reset preferred shares, series 1 in the capital of KML;
"KML Series 2 Preferred Shares" means the cumulative redeemable floating rate preferred shares, series 2 in the capital of KML, which were issuable on conversion of the KML Series 1 Preferred Shares;
"KML Series 3 Preferred Shares" means the cumulative redeemable minimum rate reset preferred shares, series 3 in the capital of KML;

"KML Series 4 Preferred Shares" means the cumulative redeemable floating rate preferred shares, series 4 in the capital of KML, which were issuable on conversion of the KML Series 3 Preferred Shares;
"KUFPEC" means Kuwait Foreign Petroleum Exploration Company;
"La Glace" refers to the Peace Pipeline pump station and terminal located near La Glace, Alberta;
"LGS" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";
"MD&A" means the management's discussion and analysis of the financial and operating results of Pembina dated February 22, 2024, for the year ended December 31, 2023, an electronic copy of which is available on Pembina's profile on the SEDAR+ website at www.sedarplus.ca, in Pembina's annual report on Form 40-F filed on the EDGAR website at www.sec.gov, or at www.pembina.com;
"Medium Term Notes" means, collectively, the Medium Term Notes, Series 3, the Medium Term Notes, Series 4, the Medium Term Notes, Series 5, the Medium Term Notes, Series 6, the Medium Term Notes, Series 7, the Medium Term Notes, Series 9, the Medium Term Notes, Series 10, the Medium Term Notes, Series 11, the Medium Term Notes, Series 12, the Medium Term Notes, Series 13, the Medium Term Notes, Series 15, the Medium Term Notes, Series 16, the Medium Term Notes, Series 17, the Medium Term Notes, Series 18, the Medium Term Notes, Series 19, the Medium Term Notes, Series 20, the Medium Term Notes, Series 21 and the Medium Term Notes, Series 22;
"Medium Term Notes, Series 3" means, collectively, the $200 million, $150 million and $100 million aggregate principal amount of medium term notes of Pembina issued April 30, 2013, February 2, 2015 and June 16, 2015, respectively. See "Description of the Capital Structure of Pembina – Medium Term Notes";
"Medium Term Notes, Series 4" means the $600 million aggregate principal amount of medium term notes of Pembina issued April 4, 2014. See "Description of the Capital Structure of Pembina – Medium Term Notes";
"Medium Term Notes, Series 5" means, collectively, the $450 million and $100 million aggregate principal amount of medium term notes of Pembina issued February 2, 2015 and June 22, 2023, respectively. See "Description of the Capital Structure of Pembina – Medium Term Notes";
"Medium Term Notes, Series 6" means, collectively, the $500 million and $100 million aggregate principal amount of medium term notes of Pembina issued June 16, 2015 and June 22, 2023, respectively. See "Description of the Capital Structure of Pembina – Medium Term Notes";
"Medium Term Notes, Series 7" means, collectively, the $500 million and $100 million aggregate principal amount of medium term notes of Pembina issued August 11, 2016 and May 28, 2020, respectively. See "Description of the Capital Structure of Pembina – Medium Term Notes";
"Medium Term Notes, Series 9" means, collectively, the $300 million and $250 million aggregate principal amount of medium term notes of Pembina issued January 20, 2017 and August 16, 2017, respectively. See "Description of the Capital Structure of Pembina – Medium Term Notes";
"Medium Term Notes, Series 10" means, collectively, the $400 million and $250 million aggregate principal amount of medium term notes of Pembina issued March 26, 2018 and January 10, 2020, respectively. See "Description of the Capital Structure of Pembina – Medium Term Notes";
"Medium Term Notes, Series 11" means, collectively, the $300 million and $500 million aggregate principal amount of medium term notes of Pembina issued March 26, 2018 and January 10, 2020, respectively. See "Description of the Capital Structure of Pembina – Medium Term Notes";
"Medium Term Notes, Series 12" means, collectively, the $400 million and $250 million aggregate principal amount of medium term notes of Pembina issued April 3, 2019 and January 10, 2020, respectively. See "Description of the Capital Structure of Pembina – Medium Term Notes";

"Medium Term Notes, Series 13" means, collectively, the $400 million and $300 million aggregate principal amount of medium term notes of Pembina issued April 3, 2019 and September 12, 2019, respectively. See "Description of the Capital Structure of Pembina – Medium Term Notes";
"Medium Term Notes, Series 15" means the $600 million aggregate principal amount of medium term notes of Pembina issued September 12, 2019. See "Description of the Capital Structure of Pembina – Medium Term Notes";
"Medium Term Notes, Series 16" means the $400 million aggregate principal amount of medium term notes of Pembina issued May 28, 2020. See "Description of the Capital Structure of Pembina – Medium Term Notes";
"Medium Term Notes, Series 17" means the $500 million aggregate principal amount of medium term notes of Pembina issued on December 10, 2021. See "Description of the Capital Structure of Pembina – Medium Term Notes";
"Medium Term Notes, Series 18" means the $500 million aggregate principal amount of medium term notes of Pembina issued on December 10, 2021. See "Description of the Capital Structure of Pembina – Medium Term Notes";
"Medium Term Notes, Series 19" means the $300 million aggregate principal amount of medium term notes of Pembina issued on June 22, 2023. See "Description of the Capital Structure of Pembina – Medium Term Notes";
"Medium Term Notes, Series 20" means the $600 million aggregate principal amount of medium term notes of Pembina issued on January 12, 2024. See "Description of the Capital Structure of Pembina – Medium Term Notes";
"Medium Term Notes, Series 21" means the $600 million aggregate principal amount of medium term notes of Pembina issued on January 12, 2024. See "Description of the Capital Structure of Pembina – Medium Term Notes";
"Medium Term Notes, Series 22" means the $600 million aggregate principal amount of medium term notes of Pembina issued on January 12, 2024. See "Description of the Capital Structure of Pembina – Medium Term Notes";
"Musreau I" means the Musreau A, Musreau C and Musreau D trains, shallow cut sweet gas processing facility, owned 100 percent by PGI, and PGI's 50 percent interest in the Musreau B train, located near Grande Prairie, Alberta;
"Musreau II" means PGI's 100 MMcf/d shallow cut sweet gas processing plant and associated NGL and gas gathering pipelines near Musreau I;
"Musreau III" means PGI's 100 MMcf/d shallow cut sweet gas processing facility near Musreau I and II;
"Musreau Deep Cut" means the 205 MMcf/d NGL extraction facility and related approximately 10 km NGL sales pipeline connected to the Peace Pipeline and located at the Musreau I facility;
"Namao" refers to the Peace Pipeline interconnect junction located near Namao, Alberta;
"NCIB" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2021";
"NEBC Montney Infrastructure" includes an area production connection to Pembina's Birch terminal as well as upgrades to the terminal including additional storage and pump stations and minor site modifications to support additional volumes on the NEBC Pipeline and Pembina's downstream pipelines;
"NEBC MPS Expansion" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";
"NEBC Pipeline" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";
"Net-Zero Act" has the meaning ascribed thereto under "Risk Factors – Risks Inherent in Pembina's Business – Environmental Costs and Liabilities";
"NGA" means the Natural Gas Act of 1938 (United States);

"NGL" means natural gas liquids, including ethane, propane, butane and condensate;
"Nipisi Pipeline" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";
"North 40 Terminal" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";
"Northern Pipeline" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";
"Northwest Pipeline" means the pipeline system and related facilities delivering crude oil from northeastern British Columbia to Boundary Lake, Alberta;
"NRGreen" means NRGreen Power Limited Partnership;
"NYSE" means the New York Stock Exchange;
"OMS" has the meaning ascribed thereto under "Other Information Relating to Pembina's Business – Operating Management System";
"OPEC" means the Organization of the Petroleum Exporting Countries;
"Option Plan" means the stock option plan of Pembina approved by the Shareholders on May 26, 2011, as amended effective November 30, 2016, February 26, 2020 and August 4, 2022;
"Outside Date" means October 1, 2024;
"Over-Allotment Option" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2023";
"Ovintiv" means Ovintiv Inc.;
"Palermo Conditioning Plant" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Marketing & New Ventures Division – Marketing Activities";
"Parallel" has the meaning ascribed thereto under "Directors and Officers – Directors of Pembina";
"Patterson Creek" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"Peace Pipeline" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";
"PG&E" has the meaning ascribed thereto under "Directors and Officers – Executive Officers of Pembina";
"PGI" means Pembina Gas Infrastructure Inc.;
"PGI Transaction" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2022";
"Phase VII Expansion" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2021";
"Phase VIII Expansion" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";
"Phase IX Expansion" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2021";
"PHMSA" means the U.S. Pipeline and Hazardous Materials Safety Administration;

"PIC" means Petrochemical Industries Company K.S.C., a subsidiary of the Kuwait Petroleum Corporation, a company owned by the State of Kuwait;
"Plains" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2022";
"Plan" has the meaning ascribed thereto under "Description of the Capital Structure of Pembina – Common Shares";
"PMM" has the meaning ascribed thereto under "Other Information Relating to Pembina's Business – Operating Management System – Operations and Maintenance Program";
"Pouce Coupé Pipeline" means the pipeline system and related facilities delivering sweet crude oil and HVP hydrocarbon products from Dawson Creek, British Columbia to Pouce Coupé, Alberta;
"Prairie Rose Pipeline" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Marketing & New Ventures Division – Marketing Activities";
"Previous Revolving Credit Facility" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2022";
"Prince Rupert Terminal" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"rate base" means the amount of investment on which a return is authorized to be earned, which typically includes net plant in service plus an allowance for working capital;
"Redemption Amount" has the meaning ascribed thereto under "Description of the Capital Structure of Pembina – Class B Preferred Shares";
"Redwater Complex" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"Resthaven Facility" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"Revolving Credit Facility" has the meaning ascribed thereto under "Description of the Capital Structure of Pembina – Credit Facilities";
"RFS I" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"RFS II" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"RFS III" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"RFS IV" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"rich gas" means natural gas with relatively high NGL content including ethane, propane, butane and condensate;
"Ruby Pipeline" means the natural gas transmission system delivering natural gas production from the Rockies basin owned by the Ruby Subsidiary, which was previously owned equally by each of Pembina and Kinder Morgan, Inc.;
"Ruby Settlement Agreement" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2022";
"Ruby Subsidiary" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2022";

"Ruby Subsidiary Bankruptcy" means the voluntary petition for relief filed by the Ruby Subsidiary on March 31, 2022 under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware;
"Ruby Subsidiary Plan" means the Ruby Subsidiary's Chapter 11 plan of reorganization, which was approved by the United States Bankruptcy Court for the District of Delaware in January 2023;
"SACC" has the meaning ascribed thereto under "Risk Factors – Risk Inherent to Pembina's Business – Regulation and Legislation";
"S&P" means S&P Global Ratings, a division of The McGraw-Hill Companies;
"Saturn I" means PGI's deep cut NGL extraction facility located in the Berland area of Alberta with 220 MMcf/d of extraction capacity;
"Saturn II" means PGI's second deep cut NGL extraction facility in the Berland area, a twin of Saturn I;
"Saturn Complex" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"Saturn Gas Plant" means PGI's sweet gas processing facility located near Dawson Creek, British Columbia;
"SCADA" has the meaning ascribed thereto under "Other Information Relating to Pembina's Business – Operating Management System – Operations and Maintenance Program";
"SEC" means the United States Securities and Exchange Commission;
"SEDAR+" means the System for Electronic Document Analysis and Retrieval+;
"Senior Note Indenture" means the indenture dated March 29, 2011 between Pembina and Computershare Trust Company of Canada, as further supplemented by the second supplemental note indenture dated October 24, 2014, and as further supplemented by the third supplemental indenture dated April 4, 2018 providing for the issuance of the Medium Term Notes. Certain subsidiaries of Pembina are also party to the Senior Note Indenture as former guarantors thereunder;
"Septimus Pipeline" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Marketing & New Ventures Division – Marketing Activities";
"Series 1 Class A Preferred Shares" means the cumulative redeemable rate reset Class A Preferred Shares, series 1 of Pembina, issued July 26, 2013. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";
"Series 2 Class A Preferred Shares" means the cumulative redeemable floating rate Class A Preferred Shares, series 2 of Pembina, issuable on conversion of the Series 1 Class A Preferred Shares. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";
"Series 3 Class A Preferred Shares" means the cumulative redeemable rate reset Class A Preferred Shares, series 3 of Pembina, issued October 2, 2013. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";
"Series 4 Class A Preferred Shares" means the cumulative redeemable floating rate Class A Preferred Shares, series 4 of Pembina, issuable on conversion of the Series 3 Class A Preferred Shares. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";
"Series 5 Class A Preferred Shares" means the cumulative redeemable rate reset Class A Preferred Shares, series 5 of Pembina, issued January 16, 2014. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";
"Series 6 Class A Preferred Shares" means the cumulative redeemable floating rate Class A Preferred Shares, series 6 of Pembina, issuable on conversion of the Series 5 Class A Preferred Shares. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";

"Series 7 Class A Preferred Shares" means the cumulative redeemable rate reset Class A Preferred Shares, series 7 of Pembina, issued September 11, 2014. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";
"Series 8 Class A Preferred Shares" means the cumulative redeemable floating rate Class A Preferred Shares, series 8 of Pembina, issuable on conversion of the Series 7 Class A Preferred Shares. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";
"Series 9 Class A Preferred Shares" means the cumulative redeemable rate reset Class A Preferred Shares, series 9 of Pembina, issued April 10, 2015. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";
"Series 10 Class A Preferred Shares" means the cumulative redeemable floating rate Class A Preferred Shares, series 10 of Pembina, issuable on conversion of the Series 9 Class A Preferred Shares. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";
"Series 11 Class A Preferred Shares" means the cumulative redeemable minimum rate reset Class A Preferred Shares, series 11 of Pembina, issued January 15, 2016 and redeemed on March 1, 2021. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";
"Series 13 Class A Preferred Shares" means the cumulative redeemable minimum rate reset Class A Preferred Shares, series 13 of Pembina, issued April 27, 2016 and redeemed on June 1, 2021. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";
"Series 15 Class A Preferred Shares" means the cumulative redeemable rate reset Class A Preferred Shares, series 15 of Pembina, issued in exchange for the Veresen Series A Preferred Shares on October 2, 2017. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";
"Series 16 Class A Preferred Shares" means the cumulative redeemable floating rate Class A Preferred Shares, series 16 of Pembina, issuable on conversion of the Series 15 Class A Preferred Shares. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";
"Series 17 Class A Preferred Shares" means the cumulative redeemable rate reset Class A Preferred Shares, series 17 of Pembina, issued in exchange for the Veresen Series C Preferred Shares on October 2, 2017. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";
"Series 18 Class A Preferred Shares" means the cumulative redeemable floating rate Class A Preferred Shares, series 18 of Pembina, issuable on conversion of the Series 17 Class A Preferred Shares. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";
"Series 19 Class A Preferred Shares" means the cumulative redeemable rate reset Class A Preferred Shares, series 19 of Pembina, issued in exchange for the Veresen Series E Preferred Shares on October 2, 2017. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";
"Series 20 Class A Preferred Shares" means the cumulative redeemable floating rate Class A Preferred Shares, series 20 of Pembina, issuable on conversion of the Series 19 Class A Preferred Shares. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";
"Series 21 Class A Preferred Shares" means the cumulative redeemable minimum rate reset Class A Preferred Shares, series 21 of Pembina, issued December 7, 2017 and issuable on conversion of the Series 22 Class A Preferred Shares. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";
"Series 22 Class A Preferred Shares" means the cumulative redeemable floating rate Class A Preferred Shares, series 22 of Pembina, issued March 1, 2023 and issuable on conversion of the Series 21 Class A Preferred Shares. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";
"Series 23 Class A Preferred Shares" means the cumulative redeemable minimum rate reset Class A Preferred Shares, series 23 of Pembina, issued in exchange for the KML Series 1 Preferred Shares on December 16, 2019 and redeemed on November 15, 2022. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";

"Series 24 Class A Preferred Shares" means the cumulative redeemable floating rate Class A Preferred Shares, series 24 of Pembina, which were issuable on conversion of the Series 23 Class A Preferred Shares prior to their redemption on November 15, 2022. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";
"Series 25 Class A Preferred Shares" means the cumulative redeemable minimum rate reset Class A Preferred Shares, series 25 of Pembina, issued in exchange for the KML Series 3 Preferred Shares on December 16, 2019. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";

"Series 26 Class A Preferred Shares" means the cumulative redeemable floating rate Class A Preferred Shares, series 26 of Pembina, issuable on conversion of the Series 25 Class A Preferred Shares. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";

"Series 2021-A Class A Preferred Shares" means the cumulative redeemable fixed-to-fixed rate Class A Preferred Shares, Series 2021-A. See "Description of the Capital Structure of Pembina – Class A Preferred Shares";
"shallow cut" means sweet gas processing with propane and/or condensate-plus extraction capabilities;
"Shareholders" means the holders of Common Shares;
"SLL Credit Facility" has the meaning ascribed thereto under "Description of the Capital Structure of Pembina – Credit Facilities";
"SMP" has the meaning ascribed thereto under "Other Information Relating to Pembina's Business – Security Management Program";
"Steeprock Gas Plant" means PGI's sour gas processing facility located near Grande Prairie, Alberta;
"Sturgeon Refinery" means the crude oil upgrader, built and operated by North West Redwater Partnership in Sturgeon County, Alberta;
"Subordinated Note Indenture" means the indenture dated January 25, 2021 between Pembina and Computershare Trust Company of Canada;
"Subordinated Notes, Series 1" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2021";
"Subscription Receipts" has the meaning ascribed thereto under "Description of the Capital Structure of Pembina – Subscription Receipts";
"Subscription Receipt Agent" has the meaning ascribed thereto under "Description of the Capital Structure of Pembina – Subscription Receipts";
"Subscription Receipt Agreement" means the subscription receipt agreement dated December 19, 2023 among Pembina, TD Securities Inc., RBC Dominion Securities Inc., Scotia Capital Inc., on their own behalf and on behalf of the other underwriters for the Subscription Receipt Offering, and the Subscription Receipt Agent;
"Subscription Receipt Offering" has the meaning ascribed thereto under "General Developments of Pembina – Developments in 2023";
"Sunrise Gas Plant" means PGI's sweet gas processing facility located near Dawson Creek, British Columbia;

"Swan Hills Pipeline" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";

"Syncrude Pipeline" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";
"Syncrude Project" means the joint venture that was formed for the recovery of oil sands, crude bitumen or products derived from the Athabasca oil sands, located near Fort McMurray, Alberta;

"take-or-pay" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Customers and Commercial Structure";
"Taylor to Belloy Pipeline" means the pipeline and related facilities delivering NGL from Taylor, British Columbia to Belloy, Alberta;
"Taylor to Boundary Lake Pipeline" means the pipeline and related facilities delivering HVP hydrocarbon products from Taylor, British Columbia to Boundary Lake, Alberta;
"TC Energy" means TC Energy Corporation;
"Termination Date" means the date on which the Termination Time occurs;
"Termination Event" means the occurrence of (i) 5:00 p.m. (Calgary time) on the Outside Date, if (a) the Escrow Release Notice and Direction is not delivered to the Subscription Receipt Agent prior to such time, or (b) an Escrow Release Notice and Direction has been delivered to the Subscription Receipt Agent prior to such time, but the Escrowed Funds are subsequently returned to the Subscription Receipt Agent and no further Escrow Release Notice and Direction is delivered to the Subscription Receipt Agent prior to such time; (ii) the Alliance/Aux Sable Purchase and Sale Agreement is terminated; (iii) Pembina gives notice to the lead underwriters for the Subscription Receipt Offering that it does not intend to proceed with the Alliance/Aux Sable Acquisition; or (iv) Pembina announces to the public that it does not intend to proceed with the Alliance/Aux Sable Acquisition;
"Termination Payment" means an amount per Subscription Receipt equal to the offering price in respect of such Subscription Receipt, being $42.85, plus (a) if a Dividend Equivalent Payment has been paid or is payable in respect of the Subscription Receipts at any time following December 19, 2023, any unpaid Dividend Equivalent Payment owing to such holder, or (b) if no Dividend Equivalent Payment has been paid or is payable in respect of the Subscription Receipts at any time following December 19, 2023, such holder's proportionate share of any interest and other income received or credited on the investment of the Escrowed Funds between December 19, 2023 and the Termination Date, in each case net of any applicable withholding taxes;
"Termination Time" means the time of the earliest Termination Event to occur;
"throughput" means volume of product delivered through a pipeline or terminal;
"TIER" has the meaning ascribed thereto under "Risk Factors – Risks Inherent in Pembina's Business – Environmental Costs and Liabilities";
"TMQ" has the meaning ascribed thereto under "Other Information Relating to Pembina's Business – Operating Management System – Operations and Maintenance Program";
"Tower Gas Plant" means PGI's sweet gas processing facility located near Dawson Creek, British Columbia;
"TSX" means the Toronto Stock Exchange;
"UNDRIP" has the meaning ascribed thereto under "Risk Factors – General Risk Factors – Indigenous Land Claims and Consultation Obligations";
"Valleyview" refers to the Peace Pipeline pump station and terminal located near Valleyview, Alberta;
"Vancouver Wharves" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"Vantage Pipeline" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets";
"Veresen" means Veresen Inc.;

"Veresen Acquisition" means the acquisition of Veresen, pursuant to which Pembina acquired all of the issued and outstanding common shares of Veresen and Veresen Preferred Shares, by way of a plan of arrangement under the ABCA, in accordance with the terms and conditions of an arrangement agreement dated May 1, 2017 between Pembina and Veresen;
"Veresen Midstream" means, collectively, Veresen Midstream Limited Partnership and Veresen Midstream General Partner Inc. and their subsidiaries;
"Veresen Preferred Shares" means the Veresen Series A Preferred Shares, the Veresen Series B Preferred Shares, the Veresen Series C Preferred Shares, the Veresen Series D Preferred Shares, the Veresen Series E Preferred Shares and the Veresen Series F Preferred Shares;
"Veresen Series A Preferred Shares" means the cumulative redeemable preferred shares, series A of Veresen, issued February 14, 2012;
"Veresen Series B Preferred Shares" means the cumulative redeemable preferred shares, series B of Veresen, which were issuable on conversion of the Veresen Series A Preferred Shares;
"Veresen Series C Preferred Shares" means the cumulative redeemable preferred shares, series C of Veresen, issued October 21, 2013;
"Veresen Series D Preferred Shares" means the cumulative redeemable preferred shares, series D of Veresen, which were issuable on conversion of the Veresen Series C Preferred Shares;
"Veresen Series E Preferred Shares" means the cumulative redeemable preferred shares, series E of Veresen, issued April 1, 2015;
"Veresen Series F Preferred Shares" means the cumulative redeemable preferred shares, series F of Veresen, which were issuable on conversion of the Veresen Series E Preferred Shares;
"Wapiti" refers to the Peace Pipeline pump station and terminal located south of Wembley, Alberta;
"Wapiti Condensate Lateral" means a 12-inch, approximately 30 km pipeline which connects condensate volumes from a third-party owned facility in the Pipestone Montney region into the Peace Pipeline;
"Wapiti Expansion" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"Wapiti Plant" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets";
"WCSB" means the Western Canadian Sedimentary Basin;
"Western Pipeline" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Pipelines Division – Assets"; and
"Younger" has the meaning ascribed thereto under "Description of Pembina's Business and Operations – Facilities Division – Assets".
All dollar amounts set forth in this Annual Information Form are in Canadian dollars unless otherwise indicated. References to "$" or "C$" are to Canadian dollars and references to "US$" are to U.S. dollars. On February 21, 2024, the daily exchange rate reported by the Bank of Canada, was C$1.00 equals US$0.7401.
Except where otherwise indicated, all information in this Annual Information Form is presented as at the end of Pembina's most recently completed financial year, being December 31, 2023.
A reference made in this Annual Information Form to other documents or to information or documents available on a website does not constitute the incorporation by reference into this Annual Information Form of such other documents or such other information or documents available on such website, unless otherwise stated.

ABBREVIATIONS AND CONVERSIONS
In this Annual Information Form, the following abbreviations have the indicated meanings:

mbbls	thousands of barrels, each barrel representing 34.972 Imperial gallons or 42 U.S. gallons
mmbbls	millions of barrels
mbpd	thousands of barrels per day
mmbpd	millions of barrels per day
MMcf/d	million cubic feet per day
mboe/d	thousands of barrels of oil equivalent per day
mmboe/d	millions of barrels of oil equivalent per day
bcf/d	billion cubic feet per day
km	kilometres
CO2[e]	carbon dioxide equivalent
MW	megawatt
Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf of natural gas: 1 bbl of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To convert from	To	Multiply by
bbls	cubic metres	0.159
cubic metres	bbls	6.293
miles	kilometres	1.609
kilometres	miles	0.621

NON–GAAP FINANCIAL MEASURES
Throughout this Annual Information Form, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in the Financial Statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this Annual Information Form, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), and adjusted EBITDA per common share.
Non-GAAP financial measures and non-GAAP ratios disclosed in this Annual Information Form do not have any standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other issuers. The financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with GAAP, including revenue, earnings before income tax, and earnings per common share.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Additional information relating to each non-GAAP financial measure and non-GAAP ratio disclosed in this Annual Information Form, including: (i) an explanation of the composition of each non-GAAP financial measure and non-GAAP ratio; (ii) an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; (iii) a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP; and (iv) an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed, is contained in the "Non-GAAP & Other Financial Measures" section of the MD&A, which section is incorporated by reference in this Annual Information Form. The MD&A is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.

FORWARD-LOOKING STATEMENTS AND INFORMATION
Certain statements contained in this Annual Information Form constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). All forward-looking statements are based on Pembina's current expectations, estimates, projections, beliefs, judgments and assumptions based on information available at the time the applicable forward-looking statement was made and in light of Pembina's experience and its perception of historical trends. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "propose", "goal", and similar expressions suggesting future events or future performance.
By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Information Form should not be unduly relied upon. The forward-looking statements included herein speak only as of the date of the Annual Information Form.
In particular, this Annual Information Form contains forward-looking statements pertaining to, among other things, the following:
•the future levels and sustainability of cash dividends that Pembina intends to pay to its Shareholders, including expected dividend payment dates;
•planning, construction, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, in-service dates, rights, activities, benefits and operations with respect to new construction of, or expansions on existing pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance;
•pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•treatment under existing and proposed governmental regulatory regimes, including taxes, environmental, project assessment and GHG regulations and related abandonment and reclamation obligations, and Indigenous, landowner and other stakeholder consultation requirements;
•Pembina's estimates of and strategy for payment of future abandonment costs and decommissioning obligations;
•Pembina's strategy and the development and expected timing of new business initiatives, growth opportunities and the impact thereof;
•increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at acceptable rates, future contractual obligations, future financing options, future renewal of its credit facilities, availability of capital to fund growth plans, investments operating obligations and dividends and the use of proceeds from financings;
•future demand for Pembina's infrastructure and services;
•statement regarding Pembina's investment relating to managing its environmental liability and the benefits thereof;
•tolls and tariffs, and processing, transportation, fractionation, storage and services commitments and contracts;
•operating risks (including the amount of future liabilities related to pipeline spills and other environmental incidents) and related insurance coverage and inspection and integrity programs;

•inventory and pricing of commodities;
•the future success, growth, expansions, contributions, capacity expectations, results of operations, financial strength of certain of Pembina's equity accounted investees;
•the Alliance/Aux Sable Acquisition, including the expected timing of closing thereof;
•the development and anticipated benefits of Pembina's new projects and developments, including RFS IV, the Phase VIII Expansion, the NEBC MPS Expansion, the K3 Cogeneration Facility, the Wapiti Expansion, the Cedar LNG Project and the Alberta Carbon Grid, as well as the timing thereof;
•compliance by the Company with integrity regulatory compliance requirements, including the effectiveness of related programs and systems;
•Pembina's commitment to, and the effectiveness and impact of its OMS and other operations and governance policies and ESG-related practices and targets;
•the impact of the current commodity price environment on Pembina; and
•competitive conditions and Pembina's ability to position itself competitively in the industry.
Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:
•oil and gas industry exploration and development activity levels and the geographic region of such activity;
•the success of Pembina's operations;
•prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates;
•the ability of Pembina to maintain current credit ratings;
•the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due;
•future operating costs, including geotechnical and integrity costs, being consistent with historical costs;
•oil and gas industry compensation levels remaining consistent with historical levels;
•in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no supply chain disruptions impacting Pembina's ability to obtain required equipment, materials or labour; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including, but not limited to, future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to agreements will continue to perform their obligations in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects, current operations or the repayment or refinancing of existing debt as it becomes due;

•prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
The actual results of Pembina could differ materially from those anticipated in the forward-looking statements included in this Annual Information Form as a result of the material risk factors set forth below:
•the regulatory environment and decisions, and Indigenous and landowner consultation requirements;
•the impact of competitive entities and pricing;
•reliance on third parties to successfully operate and maintain certain assets;
•labour and material shortages;
•reliance on key relationships and agreements and the outcome of stakeholder engagement;
•the strength and operations of the oil and natural gas production industry and related commodity prices;
•non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•actions by joint venture partners or other partners which hold interests in certain of Pembina's assets;
•actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation;
•fluctuations in operating results;
•adverse general economic and market conditions, including potential recessions, in Canada, North America and worldwide, resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels;
•constraints on, or the unavailability of, adequate infrastructure;
•the political environment and public opinion in North America and elsewhere;
•ability to access various sources of debt and equity capital;
•changes in credit ratings;
•counterparty credit risk;
•technology and security risks including cyber-security risks;
•natural catastrophes; and
•other risk factors as set out in this Annual Information Form under "Risk Factors".
These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

CORPORATE STRUCTURE
Name, Address and Formation
Pembina Pipeline Corporation is a corporation amalgamated under the ABCA. It is the successor to Pembina Pipeline Income Fund (the "Fund") following the completion of the reorganization of the Fund from an income trust structure to a corporate structure by way of plan of arrangement involving the Fund, Pembina and the holders of the Fund's trust units, pursuant to which the trust was reorganized into Pembina on October 1, 2010. Pembina is also the successor to Veresen following the completion of the Veresen Acquisition on October 2, 2017, whereby, among other things, Pembina amalgamated with Veresen and the resulting entity continued as "Pembina Pipeline Corporation". Pembina's principal and registered office is located at Suite 4000, 585 - 8th Avenue S.W., Calgary, Alberta, T2P 1G1.
Pembina's Subsidiaries
The following chart indicates Pembina's material subsidiaries, including their jurisdictions of incorporation, formation or organization and the percentage of voting securities owned, or controlled or directed, directly or indirectly, by Pembina or its subsidiaries.

Principal Subsidiaries(1)	Jurisdiction of Incorporation/Formation/ Organization	Ownership
Pembina Empress NGL Partnership	Alberta	100%
Pembina Holding Canada L.P.	Alberta	100%
Pembina Infrastructure and Logistics L.P.	Alberta	100%
Pembina Midstream Limited Partnership	Alberta	100%
Pembina Oil Sands Pipeline L.P.	Alberta	100%
Pembina Pipeline	Alberta	100%
Pembina Cochin LLC	Delaware U.S.	100%
(1)     Subsidiaries are omitted where, at Pembina's most recent financial year-end: (i) the total assets of the subsidiary do not exceed 10 percent of Pembina's consolidated assets; (ii) the revenue of the subsidiary does not exceed 10 percent of Pembina's consolidated revenue; and (iii) the conditions in (i) and (ii) would be satisfied if the omitted subsidiaries were aggregated, and the reference in (i) and (ii) changed from 10 percent to 20 percent.
Amended Articles
On May 13, 2013, Pembina filed articles of amendment under the ABCA to create a new class of shares, the Class A Preferred Shares, to change the designation and terms of the Class B Preferred Shares, and to increase the maximum number of directors of Pembina from eleven to thirteen, after receiving Shareholder approval for such amendments.
On October 2, 2017, Pembina filed articles of amendment under the ABCA to create the Series 15, Series 16, Series 17, Series 18, Series 19 and Series 20 Class A Preferred Shares.
On October 2, 2017, Pembina filed articles of amalgamation under the ABCA to effect the amalgamation of Pembina and Veresen pursuant to the Veresen Acquisition. Pursuant to the Veresen Acquisition, all of the outstanding Veresen Series A, C and E Preferred Shares were exchanged for Series 15, 17 and 19 Class A Preferred Shares, respectively. The Series 15, 17 and 19 Class A Preferred Shares have substantially the same terms and conditions as the previously outstanding Veresen Series A, C and E Preferred Shares. The Series 16, 18 and 20 Class A Preferred Shares have substantially the same terms and conditions as the Veresen Series B, D and F Preferred Shares.
On December 1, 2017, Pembina filed articles of amendment under the ABCA to create the Series 21 and Series 22 Class A Preferred Shares.
On June 25, 2019, Pembina filed articles of amendment under the ABCA to increase the limit on the number of Class A Preferred Shares Pembina is authorized to issue from 20 percent of the number of Common Shares issued and outstanding at the time of issuance to a maximum of 254,850,850 Class A Preferred Shares, after receiving approval from the Shareholders and the holders of the Class A Preferred Shares for such amendment.
On December 16, 2019, Pembina filed articles of amendment under the ABCA to create the Series 23, Series 24, Series 25 and Series 26 Class A Preferred Shares. Pursuant to the Kinder Morgan Canada Acquisition, all of the outstanding KML Series 1 and

3 Preferred Shares were exchanged for Series 23 and 25 Class A Preferred Shares, respectively. The Series 23 and 25 Class A Preferred Shares have substantially the same terms and conditions as the previously outstanding KML Series 1 and 3 Preferred Shares. The Series 24 and 26 Class A Preferred Shares have substantially the same terms and conditions as the KML Series 2 and 4 Preferred Shares. The issued and outstanding Series 23 Preferred Shares were redeemed and subsequently cancelled by Pembina on November 15, 2022.
On January 22, 2021, Pembina filed articles of amendment under the ABCA to create the Series 2021-A Class A Preferred Shares in connection with the issuance of the Subordinated Notes, Series 1. On January 25, 2021, prior to the issuance of such Series 2021-A Preferred Shares, Pembina filed articles of amendment amending and restating the terms of the Series 2021-A Class A Preferred Shares.
See "Description of the Capital Structure of Pembina".
Amended By-laws
On May 8, 2020, at the annual and special meeting of Shareholders (the "2020 Meeting"), Shareholders confirmed Pembina's amended and restated By-law No. 1 to, among other things: (i) permit only one officer or director, rather than two officers or directors, to execute certain documents on behalf of the Company, and (ii) provide that the Chair of the Board of Directors does not receive a second or casting vote when there is a voting deadlock at a meeting of the Board of Directors, bringing Pembina's by-laws in line with its peers and best corporate governance practices. At the 2020 Meeting, Shareholders also confirmed By-law No. 2, a by-law relating to the advance notice for the nomination of directors, which provides a framework for nominating directors for election to the Board of Directors.

GENERAL DEVELOPMENTS OF PEMBINA
During the three-year period ending on December 31, 2023 and 2024 year-to-date, Pembina continued to execute its business plan and advance its growth strategy as discussed below.
Developments in 2021

Jan 19
The FERC denied a petition on Jordan Cove for a declaratory order that the Oregon Department of Environmental Quality waived its authority to issue a water quality certification pursuant to Section 401 of the Clean Water Act for failure to act within the statutorily-mandated period.

Jan 25
Pembina issued and sold $600 million aggregate principal amount of 4.80 percent Fixed-to-Fixed Rate Subordinated Notes, Series 1 due January 25, 2081 (the "Subordinated Notes, Series 1") pursuant to its 2020 Base Shelf Prospectus, as supplemented by a prospectus supplement dated January 12, 2021. In connection with the issuance of the Subordinated Notes, Series 1, Pembina also issued 600,000 Series 2021-A Class A Preferred Shares to be held in trust by Computershare Trust Company of Canada to satisfy Pembina's obligations under the Subordinated Note Indenture for the Subordinated Notes, Series 1. Pembina expects to use the net proceeds from the sale of the Subordinated Notes, Series 1 to redeem or repurchase Pembina's Series 11 Class A Preferred Shares and its Series 13 Class A Preferred Shares, to repay outstanding indebtedness, as well as for general corporate purposes. See "Description of the Capital Structure of Pembina – Subordinated Notes" and "Description of the Capital Structure of Pembina – Class A Preferred Shares".

Feb 8
The United States Secretary of Commerce for Oceans and Atmosphere upheld the Oregon Department of Land Conservation and Development's objection to the Jordan Cove certification of consistency under the Coastal Zone Management Act, denying Pembina's appeal on the matter.

Feb 25
Pembina announced the acceptance by the TSX of Pembina's notice to commence a normal course issuer bid (the "NCIB") to purchase up to five percent of its outstanding Common Shares. The NCIB commenced on March 2, 2021 and expires on the earlier of March 1, 2022 and the date on which Pembina has acquired the maximum number of Common Shares allowable under the NCIB or the date on which Pembina otherwise decides not to make any further repurchases under the NCIB.

Mar 1	Pembina redeemed all of its 6.8 million issued and outstanding Series 11 Class A Preferred Shares for a redemption price equal to $25.00 per Series 11 Class A Preferred Share, less any tax required to be deducted or withheld by Pembina. The total redemption price to Pembina was $170 million. The Series 11 Class A Preferred Shares were subsequently cancelled by Pembina.
Mar 15
Pembina and its 45 percent owned joint venture, Veresen Midstream, safely completed the start-up of an expansion of 125 MMcf/d (56 MMcf/d net to Pembina) of sour gas processing at Veresen Midstream's existing Hythe Gas Plant, approximately 60 km of 12-inch sour gas pipeline, a compressor station and various Pembina-owned laterals (the "Hythe Developments").

Mar 19	Pembina's Prince Rupert Terminal entered service.
Mar 25	Pembina cancelled its $800 million revolving credit facility that was entered into on April 6, 2020 to provide additional liquidity and flexibility in Pembina's capital structure and to ensure access to adequate financial resources in response to the market conditions caused by the COVID-19 pandemic.
Mar 31	Two of Pembina's executive officers, Paul Murphy, Senior Vice President and Corporate Services Officer, and Jason Wiun, Senior Vice President and Chief Operating Officer, Pipelines, retired.
Apr 1	As a result of the retirements of Messrs. Murphy and Wiun, Janet Loduca was promoted to Senior Vice President, External Affairs and Chief Legal and Sustainability Officer and Harry Andersen was appointed Senior Vice President and Chief Operating Officer, Pipelines.
Apr 28	DBRS upgraded its rating to 'BBB (high)' in respect of Pembina's Medium Term Notes, 'BBB (low)' to the Series 1 Subordinated Notes and 'Pfd-3 (high)' to each issued series of Pembina's Class A Preferred Shares, other than the Series 2021-A Class A Preferred Shares, which are deliverable to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina.
Apr 30	Pembina extended its Previous Revolving Credit Facility and unsecured operating facility thereunder to June 1, 2026 and May 31 2022, respectively.
May 6	Pembina announced that it entered into a one-year agreement with a subsidiary of Mitsui & Co. for the purchase of substantially all of the post-commissioning cargos shipped from Pembina's Prince Rupert Terminal.

Further, Pembina announced that it signed a long-term, 100 MW power purchase agreement with a subsidiary of TransAlta Corporation, that supports development of the 130 MW Garden Plain Wind Project in Alberta, with an expected start-up in the second half of 2022. The power purchase agreement provides cost-competitive renewable energy and is expected to generate approximately 135,000 tonnes of CO2[e] offsets annually, or an estimated total of 1.8 million tonnes of CO2[e] emissions offsets.

June 1	Pembina and Inter Pipeline announced that they entered into an arrangement agreement pursuant to which Pembina would acquire all of the issued and outstanding shares of Inter Pipeline by way of a plan of arrangement under the ABCA for consideration of 0.5 of a Common Share for each Inter Pipeline common share.
In addition, Pembina redeemed all of its 10.0 million issued and outstanding Series 13 Class A Preferred Shares for a redemption price equal to $25.00 per Series 13 Class A Preferred Share, less any tax required to be deducted or withheld by Pembina. The total redemption price to Pembina was $250 million. The Series 13 Class A Preferred Shares were subsequently cancelled by Pembina.
Pembina also placed the expansion of the Vancouver Wharves terminal into service, adding 200,000 barrels of additional refined product storage and enhancements to the railcar unloading capabilities.
June 8
Pembina announced that it had entered into a partnership agreement with the Haisla Nation whereby Pembina became the Haisla Nation's partner in the development of the proposed Cedar LNG Project, an approximately $1.5 billion (net to Pembina) floating LNG facility in Kitimat, British Columbia, Canada, within the traditional territory of the Haisla Nation (the "Cedar LNG Project").

June 14
Pembina announced that it was chosen by Western Indigenous Pipeline Group to be the industry partner in the formation of Chinook Pathways Partnership ("Chinook Pathways"), an Indigenous-led partnership working to organize a number of First Nation communities to pursue ownership of the Trans Mountain Pipeline following completion of the construction of the Trans Mountain Expansion.

Pembina also announced plans to reactivate the Phase IX Peace Pipeline expansion (the "Phase IX Expansion"), which will add capacity in the northwest Alberta-to-Gordondale, Alberta corridor to accommodate increased activity in the northeast British Columbia Montney play. The project has a revised estimated cost of approximately $120 million, which reflects the addition of a Wapiti-to-Kakwa corridor pump station offset by cost savings identified though value engineering. The Phase IX Expansion has an expected in-service date in the second half of 2022.

June 17
Pembina and TC Energy announced their plan to jointly develop a carbon transportation and sequestration system (the "Alberta Carbon Grid") which, when fully constructed, is expected to be capable of transporting more than 20 million tonnes of CO2 annually. Designed to be an open-access system, the Alberta Carbon Grid is intended to serve as a key component of Alberta's emerging carbon capture utilization and storage industry.

July 26	Pembina announced that it terminated the arrangement agreement with Inter Pipeline providing for the proposed acquisition by Pembina of Inter Pipeline. In connection with the termination, Inter Pipeline paid Pembina the $350 million termination fee provided for in the agreement.
Oct 20	Pembina announced its commitment to reduce the Company's GHG emissions intensity by 30 percent by 2030, relative to baseline 2019 emissions.
Nov 19	Pembina announced that Michael Dilger stepped down as President and Chief Executive Officer of Pembina. As a result, the Board of Directors named Scott Burrows as interim President and Chief Executive Officer and appointed Cameron Goldade interim Chief Financial Officer.
Nov 29	Pembina filed its 2021 Base Shelf Prospectus and 2021 MTN Prospectus.
Dec 1	Pembina notified FERC of its decision to not proceed with the proposed Jordan Cove project and requested that the FERC vacate the authorizations issued for the project.
Dec 8	Pembina provided its financial guidance for 2021, including capital expenditures in the aggregate amount of $655 million.

Pembina also announced the capital cost estimate for the Phase VII Peace Pipeline expansion (the "Phase VII Expansion") was revised lower, by approximately $110 million to $665 million and that the in-service date for the Phase VII Expansion was now anticipated to be mid-2022.

Pembina also announced additional ESG targets relating to employee EDI, with a focus on advancing representation of women and other underrepresented groups at all levels of the organization. See "Other Information Relating to Pembina's Business – Equity, Diversity and Inclusion".

Dec 10
Pembina issued and sold $500 million aggregate principal amount of Medium Term Notes, Series 17 and $500 million aggregate principal amount of Medium Term Notes, Series 18 pursuant to its 2021 MTN Prospectus, as supplemented by related pricing supplements dated December 8, 2021. Pembina used the net proceeds from the sale of the Medium Term Notes, Series 17 and Series 18 to repay short-term indebtedness under its Previous Revolving Credit Facility as well as for other general corporate purposes. See "Description of the Capital Structure of Pembina – Medium Term Notes".

Developments in 2022

Feb 1
In response to the Government of Alberta's request for a full project proposal, Pembina and TC Energy submitted a proposal to jointly develop the Alberta Carbon Grid, detailing Pembina and TC Energy's interest in developing and operating a carbon sequestration hub to serve emissions sources in the Alberta industrial heartland region.

Feb 8
Pembina announced that Cedar LNG's application for an Environmental Assessment Certificate was recently submitted to the BCEAO, moving the project into the 180-day application review phase. Cedar LNG also announced an agreement for the front-end engineering and design (FEED) of the Cedar LNG Project's proposed floating liquefaction, storage and offloading unit.

Feb 23	Pembina announced that Scott Burrows was appointed as President and Chief Executive Officer of Pembina. Mr. Burrows was also appointed to the Board of Directors.
Pembina also announced that Jaret Sprott was appointed as Senior Vice President and Chief Operating Officer, Pipelines and Facilities following the departure of Harry Andersen, formerly Senior Vice President and Chief Operating Officer, Pipelines.
Further, Pembina announced that Eva Bishop was appointed as Senior Vice President and Corporate Services Officer, with her appointment to be effective April 2022.
Mar 1
Pembina announced that it had entered into agreements with KKR to combine their respective western Canadian natural gas processing assets into PGI, a single, new joint venture entity, to be owned 60% by Pembina and 40% by KKR's global infrastructure funds (the "PGI Transaction").

Mar 8	Pembina announced that the TSX approved the renewal of Pembina's NCIB to purchase up to five percent of its outstanding Common Shares. The renewed NCIB commenced on March 10, 2022 and expires on the earlier of March 9, 2023 and the date on which Pembina has acquired the maximum number of Common Shares allowable under the renewed NCIB or the date on which Pembina otherwise decides not to make any further repurchases under the renewed NCIB.
May 8
Pembina entered into a power purchase agreement for 105 MW of renewable energy and associated renewable attributes, with Wild Rose 2 Wind LP, a wholly owned subsidiary of Capstone Infrastructure Corporation ("Capstone"), over 15-years from Capstone's 192 MW Wild Rose 2 Wind Farm, currently in development.

June 1	The Phase VII Expansion was placed into service.
July 27
Pembina replaced its $2.5 billion revolving credit facility (the "Previous Revolving Credit Facility") with two credit facilities: the $1 billion SLL Credit Facility and an amendment and restatement of the $2.5 billion Previous Revolving Credit Facility into the $1.5 billion Revolving Credit Facility, which includes a $750 million accordion feature.

Aug 4	Pembina announced that the previously deferred Phase VIII Expansion was reactivated.
Aug 15	Pembina announced the closing of the PGI Transaction.
Pembina also announced that its Board of Directors approved a 3.6 percent increase in its monthly Common Share dividend rate from $0.21 per Common Share to $0.2175 per Common Share.
Aug 25	Pembina announced that Cameron Goldade was appointed as Senior Vice President and Chief Financial Officer of Pembina.
Pembina also announced the appointment of Henry Sykes as Chair of the Board of Directors, effective January 1, 2023, replacing Randall Findlay who intends to retire prior to the 2023 annual meeting of Shareholders.
Oct 1
Pembina closed a transaction with Plains Midstream Canada ULC ("Plains") to sell Pembina's interest in certain assets currently part of Empress, namely, the Empress I Plant, Empress I Expansion Plant, and the Empress VI Plant in consideration for a long-term processing agreement that provides Pembina the right to first priority for extraction capacity at all Plains-operated assets at Empress.

Nov 8	The Empress Co-generation Facility was placed into service.
Nov 15	Pembina redeemed all of its 12 million issued and outstanding Series 23 Class Preferred Shares for a redemption price equal to $25.00 per Series 23 Class A Preferred Share, less any tax required to be deducted or withheld by Pembina. The total redemption price to Pembina was $300 million. The Series 23 Class A Preferred Shares were subsequently cancelled by Pembina.

Nov 18
Pembina announced that it had entered into a settlement agreement (the "Ruby Settlement Agreement") with Ruby Pipeline, L.L.C. (the "Ruby Subsidiary"), a wholly-owned subsidiary of Ruby Pipeline Holding Company, L.L.C., in connection with the Ruby Subsidiary Bankruptcy. The Ruby Settlement Agreement provides for the release of Pembina from any causes of action arising in connection with the Ruby Subsidiary Bankruptcy in exchange for a U.S.$102 million payment by Pembina to the Ruby Subsidiary, subject to certain conditions. See "Description of Pembina's Business and Operations – Pipelines Division – Assets".

Dec 12	Pembina announced that it intended to reactivate the Nipisi Pipeline to transport heavy crude oil from the Clearwater formation to Edmonton, Alberta in the third quarter of 2023 with an anticipated capacity of 100 mbpd.

Additionally, Pembina announced that PGI had entered into an agreement to sell PGI's 50 percent non-operated interest in the Key Access Pipeline system ("KAPS") for cash proceeds of $662.5 million (the "KAPS Divestiture"). Under the terms of the sale agreement, PGI will continue to fund its share of the project costs for KAPS until the end of 2023.

Dec 22	The Phase IX Expansion was placed into service.

Developments in 2023

Jan 1	Henry Sykes was appointed as Chair of the Board of Directors.
Jan 13
The United States Bankruptcy Court of the District of Delaware approved the Ruby Subsidiary Plan and the Ruby Settlement Agreement. Pursuant to the Ruby Subsidiary Plan, the sale of the Ruby Subsidiary's reorganized equity was completed, and Pembina ceased to have any ownership interest in the Ruby Pipeline. See "Description of Pembina's Business and Operations – Pipelines Division – Assets".

Feb 14
Pembina announced that holders of an aggregate of 1,028,130 Series 21 Class A Preferred Shares elected to convert, on a one-for-one basis, their shares into Series 22 Class A Preferred Shares in accordance with the terms of the Series 21 Class A Preferred Shares. See "Description of the Capital Structure of Pembina – Class A Preferred Shares".

Feb 23
Pembina sanctioned construction of RFS IV at the Redwater Complex, which is expected to cost approximately $460 million. See "Description of Pembina's Business and Operations – Facilities Division – Assets".

Pembina announced that it extended its contract to supply ethane on a long-term basis to a key customer. See "Description of Pembina's Business and Operations – Pipelines Division – Assets".
Feb 24	Andy J. Mah was appointed to the Board of Directors.
Mar 7	Pembina announced that the TSX approved the renewal of Pembina's NCIB to purchase up to five percent of its outstanding Common Shares. The renewed NCIB commenced on March 10, 2023 and expires on the earlier of March 9, 2024 and the date on which Pembina has acquired the maximum number of Common Shares allowable under the renewed NCIB or the date on which Pembina otherwise decides not to make any further repurchases under the renewed NCIB.
Mar 14	Cedar LNG received its Environmental Assessment Certificate from the BCEAO.
Apr 26	The KAPS Divestiture was completed.
June 22
Pembina issued and sold $100 million aggregate principal amount through a re-opening of its Medium Term Notes, Series 5, $100 million aggregate principal amount through a re-opening of its Medium Term Notes, Series 6 and $300 million aggregate principal amount of Medium Term Notes, Series 19 pursuant to its 2021 MTN Prospectus, as supplemented by related pricing supplements dated June 20, 2023. Pembina used the net proceeds from the sale of the Medium Term Notes, Series 5, Series 6 and Series 19 to repay indebtedness under the Revolving Credit Facility, as well as for general corporate purposes. See "Description of the Capital Structure of Pembina – Medium Term Notes".

Nov 2	Pembina announced that Robert Gwin had resigned from the Board of Directors.
Dec 11
Pembina announced that PGI is developing the K3 Cogeneration Facility, which is expected to cost $70 million (net to Pembina) with an estimated in-service date in the first half of 2026, subject to environmental and regulatory approvals. See "Description of Pembina's Business and Operations – Facilities Division – Assets".

Dec 13	Pembina filed its 2023 Base Shelf Prospectus.

Pembina announced that it had entered into an agreement (the "Alliance/Aux Sable Purchase and Sale Agreement") to acquire all of the interests of Enbridge in the Alliance Pipeline, Aux Sable and NRGreen joint ventures for an aggregate purchase price of approximately $3.1 billion, including approximately $327 million of assumed debt, representing Enbridge's proportionate share of the indebtedness of Alliance Canada and Alliance U.S. (the "Alliance/Aux Sable Acquisition"). The Alliance/Aux Sable Acquisition is expected to close in the first half of 2024, subject to the satisfaction or waiver of customary conditions, including the receipt of required regulatory approvals.

Pembina announced a bought deal offering in Canada and the United States of 26,000,000 Subscription Receipts at a price of $42.85 per Subscription Receipt for total gross proceeds of approximately $1.1 billion (the "Subscription Receipt Offering"). In connection with the Subscription Receipt Offering, Pembina granted to the underwriters an over-allotment option (the "Over-Allotment Option") to purchase up to an additional 3,900,000 Subscription Receipts on the same terms and conditions as the Subscription Receipt Offering. See "Description of the Capital Structure of Pembina – Subscription Receipts".

Dec 19
Pembina announced the closing of the Subscription Receipt Offering, pursuant to which Pembina issued and sold 29,900,000 Subscription Receipts (including 3,900,000 Subscription Receipts issued pursuant to the Over-Allotment Option) at a price of $42.85 per Subscription Receipt for total gross proceeds of approximately $1.28 billion. See "Description of the Capital Structure of Pembina – Subscription Receipts".

Dec 20	Pembina filed its 2023 MTN Prospectus.

Developments to date in 2024

Jan 12
Pembina issued and sold $600 million aggregate principal amount of Medium Term Notes, Series 20, $600 million aggregate principal amount of Medium Term Notes, Series 21 and $600 million aggregate principal amount of Medium Term Notes, Series 22 pursuant to its 2023 MTN Prospectus, as supplemented by related pricing supplements dated January 10, 2024. Pembina used a portion of the net proceeds from the sale of the Medium Term Notes, Series 20, Series 21 and Series 22 to repay indebtedness of the Company under the Revolving Credit Facility and for general corporate purposes. Pembina intends to use the remaining net proceeds from the sale of the Medium Term Notes, Series 20, Series 21 and Series 22 to fund a portion of the purchase price for the Alliance/Aux Sable Acquisition. See "Description of the Capital Structure of Pembina – Medium Term Notes".

Feb 22	Pembina announced that is has entered into long-term agreements with Dow Chemical Canada to supply up to 50,000 bpd of ethane and for the associated transportation on the AEGS, for the Path2Zero Project, a new integrated ethylene cracker and derivatives facility in Fort Saskatchewan.

Pembina announced that PGI has approved the Wapiti Expansion, which is expected to cost $140 million (net to Pembina) with an estimated in-service date in the first half of 2026, subject to regulatory and environmental approval. "Description of Pembina's Business and Operations – Facilities Division – Assets".

DESCRIPTION OF PEMBINA'S BUSINESS AND OPERATIONS
Pembina's Purpose, Values, and Strategy
Purpose: We deliver extraordinary energy solutions so the world can thrive.
Values:
•Safe: We care for each other.
•Trustworthy: We have each other's backs.
•Respectful: We seek to be gracious and kind.
•Collaborative: We are great together.
•Entrepreneurial: We create to succeed.
Strategy:
In 2022, through a year-long, detailed undertaking, Pembina's business was reviewed and analyzed on a commodity-by-commodity basis, incorporating a scenario-based planning exercise grounded in the two key themes that could most impact the energy sector: decarbonization and globalization. Using a differentiated pace of decarbonization grounded in scenarios published by the International Energy Agency and layering in varying degrees of Canadian integration into global markets, allowed a thorough assessment of our business resiliency against four potential future outcomes resulting in a refined strategy that can meet performance aspirations in a broad range of scenarios. This strategy was approved by the Board in December 2022 and will enable the Company to deliver value to its stakeholders well into the future.

Pembina will build on its strengths by continuing to invest in and grow the core businesses that provide critical transportation and midstream services to help ensure reliable and secure energy supply. Pembina will capitalize on exciting opportunities to leverage its assets and expertise into new service offerings that enable the transition to a lower-carbon economy. In continuing to meet global energy demand and its customers' needs, while ensuring Pembina's long-term success and resilience, the Company has established four strategic priorities:

1.To be resilient, we will sustain, decarbonize, and enhance our businesses. This priority is focused on strengthening and growing our existing franchise and demonstrating environmental leadership.
2.To thrive, we will invest in the energy transition to improve the basins in which we operate. We will expand our portfolio to include new businesses associated with lower-carbon commodities.
3.To meet global demand, we will transform and export our products. We will continue our focus on supporting the transformation of Western Canadian Sedimentary Basin commodities into higher margin products and enabling more coastal egress.
4.To set ourselves apart, we will create a differentiated experience for our stakeholders. We remain committed to delivering excellence for our four key stakeholder groups meaning that:
a.Employees say we are the 'employer of choice' and value our safe, respectful, collaborative, and inclusive work culture.
b.Communities welcome us and recognize the net positive impact of our social and environmental commitment.
c.Customers choose us first for reliable and value-added services.
d.Investors receive sustainable industry-leading total returns.

These four strategic priorities will ensure Pembina is stewarding to achieve financial excellence. We remain committed to maintaining our strong financial position and delivering industry-leading returns through adherence to our financial guardrails, prudent capital allocation, and a focus on return on invested capital.
Overview of Pembina's Business
There are three general sectors in the oil and gas industry: upstream, midstream and downstream. The upstream sector encompasses exploration for, and production of, hydrocarbon gas and liquids in their raw forms. In the midstream sector, hydrocarbon products are gathered, processed, transported and marketed to the downstream sector. The downstream sector consists of refineries, petrochemical facilities, end-use customers, local distributors and wholesalers.
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for 70 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Pembina is structured into three divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division, which are described in their respective sections of this Annual Information Form.
The following map illustrates Pembina's primary assets:

BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
Conventional Pipelines
Oil Sands Pipelines
Transmission Pipelines
Fractionator
Gas Processing Plant
Pembina Gas Infrastructure
MONTNEY
FORT ST. JOHN
OIL SANDS
FORT MCMURRAY
SWAN HILLS
SATURN SUNRISE
YOUNGER
TOWER
PRINCE RUPERT LPG EXPORT TERMINAL
DEEP BASIN
HYTHE
DUVERNAY COMPLEX
CEDAR LNG
CEDAR LNG (pre-FID)
STEEPROCK
GRANDE PRAIRIE
WAPITI
PATTERSON CREEK
CUTBANK COMPLEX
PRINCE GEORGE
KAKWA RIVER
RESTHAVEN
NAMAO
REDWATER COMPLEX
EDMONTON TERMINALS
SATURN COMPLEX
KA / SMOKE LAKE
K3
EDMONTON
CARDIUM
DUVERNAY
COCHIN PIPELINE
ALLIANCE PIPELINE
CALGARY
EMPRESS
VANCOUVER WHARVES & JET FUEL PIPELINE
TIOGA
PALERMO
BAKKEN
SARNIA
CHICAGO
AUX SABLE
COCHIN KANKAKEE TERMINAL

The following table sets forth certain financial highlights for 2023 and 2022.

Financial Highlights
(in $ millions unless otherwise noted)

	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total

($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Volumes(1)	2,538	2,524	768	859	—	—	—	—	3,306	3,383

Revenue	2,707	2,508	909	1,268	6,087	8,471	(578)	(636)	9,125	11,611
Cost of goods sold, including product purchases	17	—	—	6	5,509	7,682	(395)	(324)	5,131	7,364
Net revenue(2)	2,690	2,508	909	1,262	578	789	(183)	(312)	3,994	4,247

Earnings (loss) before income tax	1,840	1,415	610	1,804	435	708	(696)	(708)	2,189	3,219
Earnings									1,776	2,971
Earnings per common share – basic (dollars)									3.00	5.14
Earnings per common share – diluted (dollars)									2.99	5.12

Adjusted EBITDA(2)	2,234	2,127	1,213	1,137	597	721	(220)	(239)	3,824	3,746
Adjusted EBITDA per common share – basic (dollars)(2)									6.95	6.78
(1)    Volumes for Pipelines and Facilities are revenue volumes, defined as physical volumes plus volumes recognized from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed NGL volumes. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio, and also include revenue volumes from Pembina's equity accounted investees.
(2)    See the "Non–GAAP Financial Measures" section.
The proportional break down of earnings before income tax and adjusted EBITDA(1) in 2023 for each of Pembina's three divisions(2) was as follows:
2023 earnings before income tax by division

2023 adjusted EBITDA by division

(1) See "Non-GAAP Financial Measures".
(2) Excluding corporate division and inter-segment eliminations.

See "Segment Results" in the MD&A for a further discussion of financial and operational results and new developments for Pembina's business segments for the years ended December 31, 2023 and 2022.

Pipelines Division
Overview
The Pipelines Division provides customers with pipeline transportation, terminalling, storage and rail services in key market hubs in Canada and the United States for crude oil, condensate, natural gas liquids and natural gas. Through Pembina's wholly-owned and joint venture assets, the Pipelines Division manages pipeline transportation capacity of 2.9 mmboe/d(1), above ground storage capacity of approximately 10 mmbbls(1) and rail terminalling capacity of approximately 105 mboe/d(1) within its conventional, oil sands and heavy oil, and transmission assets. The conventional assets include strategically located pipelines and terminalling hubs that gather and transport light and medium crude oil, condensate and natural gas liquids from western Alberta and northeast British Columbia to the Edmonton, Alberta area for further processing or transportation on downstream pipelines. The oil sands and heavy oil assets transport heavy and synthetic crude oil produced within Alberta to the Edmonton, Alberta area and offer associated storage, terminalling and rail services. The transmission assets transport natural gas, ethane and condensate throughout Canada and the United States on long haul pipelines linking various key market hubs. In addition, the Pipelines Division assets provide linkages to Pembina's Facilities Division assets across North America, enabling integrated customer service offerings. Together, these assets supply products from hydrocarbon producing regions to refineries, fractionators and market hubs in Alberta, British Columbia, and Illinois, as well as other regions throughout North America.
(1)Net capacity.
Assets

Pembina's assets within the Pipelines Division include conventional assets, oil sands and heavy oil assets, and transmission assets.
Pembina’s primary conventional assets include the following:
•The Peace Pipeline system ("Peace Pipeline"), which includes approximately 4,300 km of pipelines, including gathering laterals, that transport ethane mix (C2+), propane mix (C3+), crude oil and condensate from northwestern Alberta to Edmonton, Alberta and to Fort Saskatchewan, Alberta.
Pembina continues to experience growing customer demand for transportation services to support development of the Montney, Duvernay and other resource plays and is currently undertaking an additional intra-Alberta expansion of the Peace Pipeline system. The Phase VIII Peace Pipeline expansion ("Phase VIII Expansion"), which includes 10-inch and 16-inch pipelines in the Gordondale to La Glace corridor, as well as six new pump stations or terminal upgrades located between Gordondale and Fox Creek, will add approximately 235,000 bpd of incremental capacity between Gordondale, Alberta and La Glace, Alberta, as well as approximately 65,000 bpd of capacity between La Glace, Alberta and the Namao hub near Edmonton, Alberta. The project has a revised estimated cost of approximately $430 million (original budget of $530 million), with an expected in-service date in the second quarter of 2024. Once the Phase VIII Expansion is complete, Pembina will have largely completed its objective to achieve segregated liquids transportation service for ethane-plus, propane-plus, crude oil and condensate across multiple pipeline systems between Gordondale, Alberta and the Edmonton, Alberta area. The current total capacity of the Peace Pipeline and Northern Pipeline is approximately 1.1 mmbpd. As well, Pembina continues to have the ability to add approximately 200 mbpd of capacity to its market delivery pipelines from Fox Creek, Alberta to Namao, Alberta through the relatively low-cost addition of pump stations on these mainlines.
•The Northern Pipeline system ("Northern Pipeline"), which includes approximately 700 km of pipelines, including gathering laterals, that transport NGL from Belloy, Alberta to Fort Saskatchewan, Alberta.
•The Drayton Valley Pipeline system ("Drayton Valley Pipeline"), which includes approximately 1,100 km of pipelines, including gathering laterals, with a capacity of 145 mbpd, that transport crude oil and condensate from the area southwest of Edmonton, Alberta to Edmonton, Alberta.
•The NEBC Pipeline system ("NEBC Pipeline"), which includes approximately 395 km of pipelines, including gathering laterals, that transport NGL, crude oil and condensate from northeastern British Columbia to Taylor, British Columbia.
Pembina continues to experience growing customer demand in northeastern British Columbia and is currently undertaking an infrastructure expansion ("NEBC MPS Expansion") to fulfill customer demand from Montney producers in northeastern British Columbia for the transportation and fractionation of liquids. The NEBC MPS Expansion includes terminal upgrades, additional operational storage, and a new mid-point pump station, which will support approximately 40,000 bpd of incremental capacity on the NEBC Pipeline. The NEBC MPS Expansion is expected to cost approximately $90 million and is expected to be in-service in the fourth quarter of 2024. Additionally, Pembina continues to evaluate further expansions to support volume growth in northeastern British Columbia, including new pipelines and terminal upgrades on the NEBC Pipeline and downstream systems between Taylor, British Columbia and Gordondale, Alberta. In 2023, Pembina filed its project notification with the CER in respect of the interprovincial portion of these expansions.
•The Liquids Gathering Pipeline system ("LGS"), which includes approximately 400 km of pipelines, including gathering laterals, that transport NGL from northeastern British Columbia to Gordondale, Alberta.
•The Brazeau NGL Pipeline system ("Brazeau Pipeline"), which includes approximately 500 km of pipelines, including gathering laterals, with a capacity of 61 mbpd, that transport NGL from natural gas processing plants southwest of Edmonton, Alberta to Fort Saskatchewan, Alberta.
•The Western Pipeline system ("Western Pipeline"), which includes approximately 400 km of pipelines that transport crude oil from Taylor, British Columbia to Prince George, British Columbia.
•The Canadian Diluent Hub ("CDH"), which includes approximately 500 mbbls of above ground storage and provides direct connectivity for domestic and U.S. condensate volumes to the oil sands via downstream third-party pipelines.
•The Edmonton North Terminal ("ENT"), which includes approximately 900 mbbls of above ground storage with access to crude oil and condensate supply transported on Pembina's operated pipelines and products from various third-party operated pipelines.
•13 truck terminals, which provide pipeline and market access for crude oil and condensate production that is not pipeline connected.
Pembina’s primary oil sands and heavy oil assets include the following:
•The Syncrude Pipeline system ("Syncrude Pipeline"), which includes approximately 450 km of pipelines, with a capacity of 389 mbpd. Pembina is the sole transporter of synthetic crude oil for the Syncrude Project to delivery points near Edmonton, Alberta.
•The Horizon Pipeline system ("Horizon Pipeline"), which includes approximately 525 km of pipelines, with a capacity of 335 mbpd. Pembina transports synthetic crude oil for the Horizon Project to delivery points near Edmonton, Alberta.
•The Nipisi Pipeline system ("Nipisi Pipeline"), which includes approximately 370 km of pipelines, with a capacity of approximately 100 mbpd, was temporarily taken out of service in the fourth quarter of 2021 following contract expirations, but was reactivated in the fourth quarter of 2023 to transport crude oil from the Clearwater formation north of Slave Lake, Alberta to Edmonton, Alberta. The reactivation included the connection of the Nipisi Pipeline to terminalling infrastructure approximately 40 km north of Slave Lake, Alberta and a new delivery connection to Pembina's North 40 Terminal.
•The Swan Hills Pipeline ("Swan Hills Pipeline"), which includes an approximately 425 km pipeline, with a capacity of 48 mbpd and provides transportation of crude oil from the Swan Hills region of Alberta to delivery points near Edmonton, Alberta.
•The terminals at Edmonton, Alberta (the "Edmonton Terminals"), which consist of 34 merchant tanks with a capacity of approximately 11.5 mmbbls (9.0 mmbbls net to Pembina) of storage and a crude-by-rail capacity of 210 mbpd (105 mbpd net to Pembina). The terminals are connected to a highly diverse suite of inbound pipelines and outbound connections including both pipeline and rail, resulting in the most robust connectivity in the Edmonton, Alberta area. The Edmonton Terminals include various joint venture assets with two different counterparties and are discussed below:
◦The Edmonton South Terminal ("Edmonton South Terminal") is a merchant tank terminal located in Sherwood Park, Alberta. The assets in this facility consist of 13 storage tanks with a total storage capacity of approximately 4.5 mmbbls. The 13 tanks are currently leased from Trans Mountain Corporation under a long-term arrangement and are subleased to third parties.

◦The North 40 Terminal ("North 40 Terminal") is a merchant tank terminal located in Sherwood Park, Alberta, immediately adjacent to the Edmonton South Terminal. The assets in this facility consist of nine storage tanks with a total storage capacity of approximately 2.15 mmbbls.
◦The Base Line Terminal ("Base Line Terminal") is a joint venture asset owned by Pembina (50 percent) and Keyera (50 percent) and is operated by Pembina. It is a merchant crude oil storage terminal located on leased land at the Keyera, Alberta EnviroFuels facility in Sherwood Park, Alberta. The assets in this facility consist of 12 storage tanks with a total storage capacity of 4.8 mmbbls (2.4 mmbbls net to Pembina).
Pembina’s primary transmission assets include the following:
•The Alliance Pipeline system ("Alliance Pipeline") is held through Alliance Canada and Alliance U.S., both of which are currently jointly owned by Pembina (50 percent) and by Enbridge (50 percent).

The Alliance Pipeline consists of a 3,849 km integrated Canadian and U.S. natural gas transmission pipeline, delivering rich gas from the WCSB and the Williston Basin in North Dakota to natural gas markets in the Chicago, Illinois area and currently delivers an average of 1.7 bcf/d of rich gas. The Alliance Pipeline connects to Aux Sable U.S.'s Channahon Facility in Channahon, Illinois, which extracts NGL from the natural gas transported before delivery to downstream pipelines.
The Canadian portion of the Alliance Pipeline consists of a 1,561 km natural gas mainline pipeline and 732 km of related lateral pipelines connected to natural gas receipt locations, primarily at gas processing facilities in northwestern Alberta and northeastern British Columbia, and related infrastructure. Alliance Canada owns the Canadian portion of the Alliance Pipeline.
The U.S. portion of the Alliance Pipeline consists of 1,556 km of infrastructure, including the 129 km Tioga lateral in North Dakota. Alliance U.S., an affiliate of Alliance Canada, owns the U.S. portion of the Alliance Pipeline system.
Pursuant to the Alliance/Aux Sable Acquisition, Pembina has agreed to acquire Enbridge's interest in, among other entities, Alliance Canada and Alliance U.S. and, following completion of the Alliance/Aux Sable Acquisition, Pembina will hold a 100 percent ownership interest in Alliance Canada and Alliance U.S. See "General Developments of Pembina – Developments in 2023" for details on the Alliance/Aux Sable Acquisition.
•The Cochin Pipeline system ("Cochin Pipeline") consists of a 12-inch diameter pipeline totaling approximately 2,500 km, which spans from Kankakee County, Illinois to Fort Saskatchewan, Alberta. The Cochin Pipeline transports light condensate primarily to be used as diluent to facilitate bitumen transportation. The Cochin Pipeline traverses two provinces in Canada and four states in the U.S. and has an annual average capacity of 110 mbpd.
•The Vantage Pipeline system ("Vantage Pipeline") includes a 786 km, 69 mbpd pipeline and gathering laterals that link ethane supply from the Bakken resource play in North Dakota to the petrochemical market in Alberta. Volumes originate from two gas plants in Tioga, North Dakota extending northwest through Saskatchewan and terminating near Empress, Alberta, where it is connected to the AEGS.
•The Alberta Ethane Gathering System ("AEGS") transports ethane within Alberta from various ethane extraction plants to major petrochemical complexes located near Joffre, Alberta and Fort Saskatchewan, Alberta. At 1,120 km in total length, and an aggregate design capacity of approximately 330 mbpd, the AEGS is comprised of an east leg, west leg and a bi-directional north leg, which together form an integrated system that includes interconnections with underground storage sites in Fort Saskatchewan, Alberta and Burstall, Saskatchewan.
•The Jet Fuel Pipeline ("Jet Fuel Pipeline") is an approximately 40 km pipeline that transports jet fuel from a Burnaby, British Columbia refinery and the Westridge Marine Terminal to the Vancouver International Airport and includes operational storage tanks at the Vancouver International Airport. The Jet Fuel Pipeline has an operational capacity of 15 mbpd.
•Grand Valley ("Grand Valley") includes Pembina's 75 percent jointly controlled interest in Grand Valley 1 Limited Partnership wind farm.

Customers and Commercial Structure
There are approximately 70 shippers on the conventional assets owned and operated by Pembina, including independent producers and multinational oil and gas companies. The primary delivery points for hydrocarbon products from Pembina include: the Enbridge pipeline systems for multiple products; Pembina's North 40 Terminal and the Trans Mountain Pipeline system near Edmonton, Alberta; the Strathcona refinery in the Edmonton, Alberta area; Pembina's CDH near Fort Saskatchewan, Alberta; connected oil sands diluent pipelines; a refinery located in Prince George, British Columbia; and all major NGL fractionators near Fort Saskatchewan, Alberta.
Pembina's conventional terminals are configured to access and provide services for the common grades of Canadian crude oil, as well as access domestic and imported condensate streams. The terminals provide essential services for Pembina's customers with outbound delivery flexibility and above ground storage.
At Pembina's truck terminals, the customer base generally comprises the same producers who seek to transport various products, including condensate, on Pembina's conventional and oil sands and heavy oil systems. Truck terminals are particularly attractive to producers who are unable to justify pipeline/oil battery connections due to relatively low daily production or are producing in advance of being pipeline connected.
The contracts related to conventional assets are fee-for-service in nature, but vary in their structure as follows:
•Firm contracts: Pembina focuses on securing base volumes on its Peace Pipeline and Northern Pipeline systems under a firm contract structure, where a fee-for-service toll, which includes flow-through operating costs for power and extraordinary events, is set under the contract and customers receive a firm amount of pipeline capacity for the transportation of their product. Under firm contracts, customers also agree to a minimum revenue or volume commitment ("take-or-pay").
•Cost-of-service contracts: Pembina's conventional pipelines in British Columbia are primarily operated under a cost-of-service methodology whereby Pembina flows through the actual operating costs of the systems to shippers while recovering a negotiated return on invested capital. Under cost-of-service contracts, Pembina is obligated to hold a fixed capacity for the shippers and the shippers have an obligation to pay their share of the rate base and operating costs of the system whether they use all of the fixed capacity or not.
•Non-firm or interruptible contracts: Capacity on conventional assets that has not been secured under the firm contracts or cost-of-service contracts structures described above is contracted under fee-for-service, month-to-month contracts on an interruptible basis that allow Pembina to adjust tolls for actual volumes, operating expenses and capital expenditures on a periodic basis. These contracts do not require Pembina to guarantee a specified amount of dedicated capacity for a customer. Rather, under a non-firm or interruptible contract structure, customers nominate volumes on a monthly basis and tariffs are set periodically by receipt point.
The majority of crude oil, condensate and NGL product transported on the Peace Pipeline and Northern Pipeline systems are contracted under long-term, firm, take-or-pay contracts. As of December 31, 2023, the weighted average remaining term on Peace Pipeline and Northern Pipeline firm contracts was approximately seven years.
Services provided on other conventional assets and systems such as the Drayton Valley Pipeline, LGS, Brazeau Pipeline, CDH, and ENT are generally under interruptible contracts.
Producer activity focused on NGL development continues in the Deep Basin Cretaceous, Montney and Duvernay resource areas served by Pembina's Peace Pipeline and Northern Pipeline systems. Pembina has successfully been able to leverage its existing assets to provide incremental capacity in these areas, as evidenced by Pembina's numerous pipeline expansion projects.
The major shippers on Pembina's oil sands and heavy oil assets are primarily large upstream exploration and production companies.
Pembina's oil sands and heavy oil assets provide services predominantly under long-term, extendible contracts, which allow Pembina to pass along eligible operating expenses to customers. As a result, financial results of these assets are primarily driven by the amount of capital invested and they are not significantly impacted by fluctuations in certain operating expenses, physical throughput or commodity prices.

Pembina's Syncrude Pipeline is fully contracted under a cost-of-service, extendible, long-term agreement that expires no earlier than the end of 2035.
The Horizon Pipeline is fully contracted to a single customer and is operated under the terms of a 25-year fixed return, extendible contract, which expires in 2034.
The Swan Hills Pipeline is utilized by various shippers who transport mainly on an interruptible basis.
More than half of the capacity on the Nipisi Pipeline is contracted with an anchor customer under a combination of cost-of-service and firm service long-term contracts with minimum take-or-pay commitments. The Nipisi Pipeline is experiencing increasing demand as production increases in the Clearwater formation.
The Edmonton Terminals service customers consisting of a diverse mix of production, refining, marketing and integrated companies. The Edmonton Terminals are primarily contracted under long-term and mid-term take-or-pay agreements.
As at December 31, 2023, Alliance Canada had 29 long-term firm shippers and Alliance U.S. had 26 long-term firm shippers. Firm transportation contracts are take-or-pay in nature and shippers are obligated to pay demand charges on contracted capacity in Canada and reservation charges on contracted capacity in the U.S. In addition, Alliance Canada sells seasonal firm and interruptible transportation service on a price-biddable basis. Long-term firm receipt and full path shippers in Canada are also able to nominate priority interruptible transportation service for up to 25 percent of their contracted capacity, if available, at premiums to their long-term firm tolls. As a result of several open seasons that were successfully completed in 2022, along with the most recent renewal efforts in 2023, the Alliance Pipeline is nearly fully contracted for the two gas years beginning November 1, 2023 and November 1, 2024, respectively. For the gas years beginning November 1, 2025 and November 1, 2026, approximately 77 percent and 50 percent, respectively, of the Alliance Pipeline firm capacity is contracted for.
The Cochin Pipeline has two primary customers that collectively have total contractual take-or-pay commitments of 85 mbpd. These contractual commitments expire in July 2024. An open season was completed in January 2023 with 9 mbpd of capacity contracted for 12 to 17 months commencing March 1, 2023. As a result of open seasons conducted during the fourth quarter of 2023, the Cochin Pipeline has contractual commitments with seven customers with contracts expiring between 2027 and 2030 for an aggregate of 90 mbpd commencing August 1, 2024.
Transportation service on the Vantage Pipeline is underpinned by long-term, fee-for-service contracts with take-or-pay provisions. Currently, the Vantage Pipeline contracts are with one customer with petrochemical infrastructure in Alberta, with multiple receipt points along the Vantage Pipeline. Approximately 50 percent of the Vantage Pipeline's capacity is contracted on a take-or-pay basis with additional volumes flowing on a fee-for-service basis, with current contracts expiring between 2029 and 2035.
The AEGS shipper community is currently comprised of either major ethane producers or consumers that have significant energy infrastructure and/or petrochemical investments in Alberta. The AEGS is fully contracted with nearly 100 percent of its capacity contracted under 20-year take-or-pay agreements expiring in 2038.
Competition
Competition among existing crude oil, condensate and NGL pipelines is based primarily on the cost of transportation, access to supply, the quality and reliability of service, contract carrier alternatives, proximity and access to markets and additional service offerings.
Pembina's conventional pipelines are feeder pipelines that move products in the field from oil batteries, processing facilities and storage tanks to facilities, markets and export pipelines primarily in the Edmonton, Alberta and Fort Saskatchewan, Alberta areas as outlined above. The majority of Pembina's conventional assets are connected to existing oil batteries and other facilities. Existing volumes generally remain connected to the applicable pipeline system until it is uneconomic to continue providing pipeline transportation services. This can occur for numerous reasons, including low volumes or increased integrity maintenance costs, in which case the connection may be discontinued and the producer may truck volumes to an alternate delivery point. With Pembina's track record of safe, reliable and cost-effective operations, service tenure, the complex and integrated nature of its systems and high levels of customer service, it is difficult for a competitor to fully replicate Pembina's service offering.

Production volumes that are unconnected via pipeline are typically trucked to the most cost-effective truck unloading facility and there is direct competition from numerous service providers serving the same area. Typically, a producer's selection of a truck terminal is only partially based on tolls. It may also be based on whether the volumes need some form of treatment to meet pipeline specifications, or location based-arbitrage opportunities associated with the applicable product. Pembina owns truck terminals to assist in aggregating unconnected volumes onto its systems. There are several other pipelines and terminal operators which compete for trucked volumes in Pembina's operating areas. Competition for these volumes include local market fractionators for NGL, as well as rail and numerous pipelines connected to terminal operations for crude oil and condensate.
The Edmonton Terminals assets provide excellent inbound and outbound connectivity, both in terms of the facilities to which they are connected and the diversity of products that may be stored and transported by them. In addition to the considerable market access offered to customers via pipeline, including the Trans Mountain Expansion currently under construction, through their proximity and connectivity to crude-by-rail loading facilities, the Edmonton Terminals are able to offer customers the flexibility to move crude oil to markets without pipeline access, store or blend product, supplement deliveries to markets with constrained pipeline capacity, provide security of egress to manage product disruptions, and supply different or unique crude types to refineries looking to maintain set crude specifications.
While regional infrastructure capacity for delivery to the Edmonton, Alberta area is sufficient for current production levels, the primary focus of infrastructure development is expected to be on providing access to markets outside of Alberta for the majority of bitumen and heavy oil produced in Alberta, including through potential incremental merchant storage capacity opportunities at Pembina's terminals. In the long-term, expansions of existing condensate and synthetic crude diluent supply infrastructure, as well as blended bitumen and heavy oil pipeline delivery systems, may be required depending on future development of oil sands assets and production of heavy oil. See "Risk Factors – Risks Inherent in Pembina's Business – Reserve Replacement, Throughput and Product Demand".
Given the long-term nature of oil sands and heavy oil investments, most pipelines serving existing production are underpinned by long-term transportation agreements. Competition primarily arises with respect to incremental supply that requires additional pipeline capacity. In some cases, existing pipeline companies have under-utilized assets which can be re-purposed to suit a prospective customer's needs, giving them a competitive advantage when competing for new projects. In other cases, where construction of significant new infrastructure is required, pipeline companies compete for these opportunities based primarily on their operating expertise, cost of capital and commercial flexibility.
While the limited availability of land for development in the area around the Edmonton Terminals and the significant capital investment required to enter the terminalling business are significant barriers to entry, the Edmonton Terminals are subject to competition from other rail terminals and storage facilities which are either in the general vicinity of the terminals or which have gathering systems that are, or could potentially extend into, areas served by the Edmonton Terminals.
As described further under "Canadian Oil and Gas Industry", Alliance Pipeline competes with other transportation alternatives throughout North America. Further, the WCSB, which Alliance Pipeline serves, faces competition from other natural gas producing regions. Alliance Pipeline’s competitive position is strengthened by its unique ability to transport rich gas from the WCSB to markets in the Chicago, Illinois area. A significant expansion of U.S. Gulf Coast LNG export capacity is expected over the next number of years and Alliance Pipeline acts as a valuable and cost-effective conduit for WCSB natural gas to access this growing export market.
Condensate used in Canada is primarily supplied by local production and imports from the U.S. While the Cochin Pipeline competes with pipeline systems capable of transporting significant volumes of diluent, the Cochin Pipeline's delivery point in Fort Saskatchewan, Alberta has a low gravity diluent pool and a high level of connectivity, making the Cochin Pipeline an attractive mode of shipping condensate.

Facilities Division
Overview1
The Facilities Division includes infrastructure that provides Pembina's customers with natural gas, condensate and NGL services. Through its wholly-owned assets and its interest in PGI, Pembina's natural gas gathering and processing facilities are strategically positioned in active, liquids-rich areas of the WCSB and Williston Basin and are integrated with the Company's other businesses. Pembina provides sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut gas processing services with a total capacity of approximately 5.4 bcf/d for its customers. Condensate and NGL extracted at virtually all Canadian-based facilities have access to transportation on Pembina's pipelines. In addition, all NGL transported along the Alliance Pipeline are extracted through the Pembina operated Channahon Facility at the terminus. The Facilities Division includes approximately 354 mbpd of NGL fractionation capacity, 21 mmbbls of cavern storage capacity and associated pipeline and rail terminalling facilities and a liquefied propane export facility on Canada's West Coast. These facilities are fully integrated with the Company's other divisions, providing customers with the ability to access a comprehensive suite of services to enhance the value of their hydrocarbons. In addition, Pembina owns a bulk marine import/export terminal in Vancouver, British Columbia.
(1)    References to capacity in this paragraph are to net capacity, which includes Aux Sable capacity and excludes projects under development. The financial and operational results for Aux Sable are included in the Marketing & New Ventures Division; excludes projects under development.
Assets
Pembina's assets within the Facilities Division include the gas services assets and the NGL services assets.
Pembina’s primary gas services assets include the following:
•Pembina's 60 percent operating interest in PGI, which has ownership interests in the following assets as noted below:
◦The Saturn Gas Plant (100 percent), Sunrise Gas Plant (100 percent) and Tower Gas Plant (100 percent) (collectively, the "Dawson Assets"), which have combined gross processing capacity of 1,100 MMcf/d (660 MMcf/d net to Pembina). These assets also include approximately 900 km of gas gathering lines and three liquids hubs.
◦The Cutbank Complex (the "Cutbank Complex") located near Grande Prairie, Alberta, which includes four shallow cut sweet gas processing plants (the Cutbank Gas Plant (100 percent), Musreau I (89 percent) comprised of three trains, Musreau II/III (100 percent) comprised of two trains, and the Kakwa 1-35 Gas Plant (50 percent)), and one deep cut sweet gas processing plant (the Musreau Deep Cut (100 percent)). In total, the Cutbank Complex has 805 MMcf/d (449 MMcf/d net to Pembina) of sweet gas processing capacity including 205 MMcf/d (123 MMcf/d net to Pembina) of sweet deep cut extraction capacity. The Cutbank Complex also includes approximately 350 km of gathering pipelines, nine field compression stations, and centralized condensate stabilization.
◦The Hythe Gas Plant (100 percent) and Steeprock Gas Plant (100 percent), which are located northwest of Grande Prairie, Alberta with sweet and sour gas processing capacity of 641 MMcf/d (385 MMcf/d net to Pembina). The plants have approximately 350 km of associated gathering lines.
◦The Saturn Complex (the "Saturn Complex"), which is located near Hinton, Alberta and includes the Saturn I (100 percent) and Saturn II (100 percent) facilities for a total of 435 MMcf/d (261 MMcf/d net to Pembina) of deep cut gas processing capacity, as well as approximately 25 km of gathering pipelines.
◦The Patterson Creek Plant (98 percent) ("Patterson Creek"), which is a sweet gas processing facility located southeast of Grande Prairie, Alberta with shallow cut NGL recovery. Patterson Creek has an operational capacity of 390 MMcf/d (230 MMcf/d net to Pembina), as well as approximately 500 km of gathering pipelines.
◦The Kaybob South 3 Processing Plant (97 percent) (the "K3 Plant"), which is located south of Fox Creek, Alberta, is a sour gas processing facility with shallow cut NGL recovery. The K3 Plant has an operational capacity of 375 MMcf/d (218 MMcf/d net to Pembina), as well as approximately 750 km of gathering pipelines. PGI is developing a 28 MW cogeneration facility at the K3 Plant (the "K3 Cogeneration Facility"), which is expected to reduce overall operating costs by providing power and heat to the gas processing facility, while reducing customers’

exposure to power prices. The K3 Cogeneration Facility is expected to fully supply the K3 Plant's power requirements, with excess power sold to the grid at market rates. Further, the K3 Cogeneration Facility is expected to contribute to a reduction in annual emissions compliance costs at the K3 Plant through the utilization of the cogeneration waste heat and the low-emission power generated. The K3 Cogeneration Facility is expected to cost approximately $115 million ($70 million net to Pembina) and, subject to regulatory and environmental approvals, is expected to be in-service in the first half of 2026.
◦The Duvernay Complex (the "Duvernay Complex") located near Fox Creek, Alberta, which currently includes three shallow cut sweet gas processing trains (Duvernay I (92 percent), Duvernay II (92 percent) and Duvernay III (92 percent)), the Duvernay Sour Treating Facilities and the Duvernay Field Hub. In total, the Duvernay Complex has 330 MMcf/d (182 MMcf/d net to Pembina) of shallow cut sweet gas processing capacity, 60 mbpd of raw inlet condensate stabilization facilities, 15 mbpd of water handling facilities, a 150 MMcf/d sour gas sweetening system with 300 MMcf/d of amine regeneration capability and up to one tonne of sulphur per day of acid incineration. Supporting infrastructure includes a 12 km sales gas pipeline and over 50 km of gas gathering and fuel gas pipelines.
◦The Resthaven Facility (78 percent) (the "Resthaven Facility"), which is located near Grande Cache, Alberta and includes 300 MMcf/d (141 MMcf/d net to Pembina) of raw-to-deep cut sweet gas processing capacity, as well as approximately 30 km of gathering pipelines.
◦The Kakwa River facility (100 percent), which has 200 MMcf/d (120 mmcf/d net to Pembina) of raw-to-deep cut sour gas processing capacity (the "Kakwa River Deep Cut Plant") and 50 mmcf/d (30 mmcf/d net to Pembina) of shallow cut capacity (the "Kakwa River Shallow Cut Plant").
◦The Kaybob South Amalgamated Plant (90 percent) (the "KA Plant"), which is a sour gas processing facility located southwest of Fox Creek, Alberta with shallow cut NGL recovery. The KA Plant has an operational capacity of 220 MMcf/d (119 MMcf/d net to Pembina) and includes approximately 250 km of gathering pipelines.
◦The Wapiti Plant (100 percent) (the "Wapiti Plant"), which is a sour gas processing facility located southwest of Grande Prairie, Alberta with shallow cut NGL recovery. The Wapiti Plant has an operational capacity of 200 MMcf/d (120 MMcf/d net to Pembina) and includes approximately 450 km of gathering pipelines. PGI is developing an expansion at the Wapiti Plant (the "Wapiti Expansion") that will increase natural gas processing capacity at the Wapiti Plant by 115 MMcf/d (69 MMcf/d net to Pembina). The development of the Wapiti Expansion is driven by strong customer demand supported by growing Montney production and will be fully underpinned by long-term, take-or-pay contacts. The Wapiti Expansion, which consists of a new sales gas pipeline and other related infrastructure, is expected to cost approximately $230 million ($140 million net to Pembina) and, subject to regulatory and environmental approvals, is expected to be in-service in the first half of 2026.
◦The Smoke Lake Plant (100 percent), which is a gas processing facility located near Fox Creek, Alberta with a capacity of 60 MMcf/d (36 MMcf/d net to Pembina).
•The Younger NGL Extraction Facility ("Younger"), which is a 640 MMcf/d (459 MMcf/d net to Pembina) extraction facility and approximately 10 mbpd, net to Pembina, fractionation facility in British Columbia that supplies specification NGL products to local markets, as well as NGL mix supply transported on the Company's pipeline systems to the Fort Saskatchewan, Alberta area for fractionation and sale, and condensate to Pembina's CDH.
•The Empress NGL Extraction Facility ("Empress"), which is comprised of a 1,200 MMcf/d (1,065 MMcf/d net to Pembina) extraction facility located at Empress, Alberta, which includes 37 mbpd, net to Pembina, of ethane-plus fractionation, and 30 mbpd of propane-plus fractionation. At Empress, NGL mix is extracted from natural gas at straddle plants and all of the extracted NGL is fractionated and ethane and condensate are sold into western Canadian markets. The remaining propane and butane, at Pembina's option, is either distributed for sale into western Canadian and mid-western U.S. markets or Pembina recombines the propane and butane and transports the mix to Sarnia, Ontario for further re-fractionation, distribution and sale into markets in eastern Canada and the eastern U.S. The Empress Co-generation Facility (the "Empress Co-generation Facility") uses natural gas to generate up to 45 megawatts of electrical power, thereby reducing overall operating costs at Empress, and contributes to GHG emission reductions through the utilization of the co-generation waste heat and the low-emission power generated.

•Burstall Ethane Storage ("Burstall"), which is comprised of an ethane storage facility, with capacity of 1 mmbbls, located near Burstall, Saskatchewan.
Pembina’s primary NGL services assets include the following:
•The fractionation and storage facilities ("Redwater Complex"), which includes two 73 mbpd ethane-plus fractionators (being "RFS I" and "RFS II", respectively); a 55 mbpd propane-plus fractionator ("RFS III"); and 12.1 mmbbls of cavern storage located in Redwater, Alberta. The Redwater Complex purchases NGL mix from various natural gas and NGL producers and fractionates it into finished products for further distribution and sale. Also located at the Redwater Complex are Pembina's truck and rail terminals with unit train capability, which service Pembina's proprietary and customer needs for importing and exporting NGL products. In 2023, Pembina sanctioned construction of a new 55 mbpd propane-plus fractionator ("RFS IV") at the Redwater Complex. The project includes additional rail loading capacity at the Redwater Complex. RFS IV is expected to cost approximately $460 million and will leverage the design, engineering and operating best practices of its existing facilities. Subject to regulatory and environmental approvals, RFS IV is expected to be in-service in the first half of 2026. With the addition of RFS IV, the fractionation capacity at the Redwater Complex will total 256 mbpd. The Redwater Co-generation Facility uses natural gas to generate up to 45 megawatts of electrical power, thereby reducing overall operating costs at Redwater, and contributes to GHG emission reductions through the utilization of the co-generation waste heat and the low-emission power generated.
•The East NGL System ("East NGL System"), which includes:
◦Up to 20 mbpd of fractionation capacity and 1.2 mmbbls of cavern storage in Sarnia, Ontario;
◦Storage and terminalling assets/capacity at Kerrobert, Saskatchewan, and Superior, Wisconsin; and
◦6 mmbbls of hydrocarbon storage, truck and rail loading facilities at Corunna, Ontario.
•The Prince Rupert Terminal (the "Prince Rupert Terminal"), a 20 mbpd propane export terminal located on Watson Island, British Columbia on lands leased from a wholly-owned subsidiary of the City of Prince Rupert. The Prince Rupert Terminal includes a small-scale rail terminal, moving propane from rail cars to pressurized storage spheres, and ultimately to 'handysize' vessels destined for international markets.
•The Vancouver Wharves ("Vancouver Wharves"), located in North Vancouver, B.C., is a 125-acre bulk marine terminal facility that in 2023 transferred over 4 million tons of bulk cargo and 6.5 mmbbl of liquids predominantly to offshore export markets. The Vancouver Wharves are operated under an operating lease and asset ownership agreement with the B.C. Railway Company and a corresponding water lot lease with Port Metro Vancouver. The terminal includes one million tons of bulk storage capacity, 450,000 barrels of distillate storage capacity, four berths, facilities that can house up to 325 rail cars and connectivity to three Class 1 rail companies.
•A 50 percent interest in Fort Corp, which has 27,500 metric tonnes of ethylene storage and 33,400 metric tonnes of ethane-plus NGL mix storage near Fort Saskatchewan, Alberta.
Customers and Commercial Structure
Pembina's gas services assets have approximately 65 customers, including independent producers as well as multinational oil and gas companies. Pembina processes customers' natural gas at PGI's Cutbank Complex, Saturn Complex, Resthaven Facility, Duvernay Complex, Dawson Assets, Hythe Gas Plant, Steeprock Gas Plant, K3 Plant, KA Plant, Patterson Creek, and the Wapiti Plant. The processed natural gas is delivered to Enbridge's T-North system in British Columbia, NOVA Gas Transmission Ltd.'s pipeline system, and the Alliance Pipeline system. The processed NGL are delivered to Pembina's Peace Pipeline and Northern Pipeline systems.
The commercial structure underpinning Pembina’s gas services assets is primarily fee-based and therefore Pembina is largely protected from fluctuations in the price of natural gas and NGL. However, under one contract with a customer Pembina benefits when natural gas prices exceed a certain threshold. The liquids handling, gathering and processing business is based on charging fees to customers on the volume of raw or processed gas that is gathered and/or processed through its facilities and the fees are largely based on a fixed-fee-for-service methodology and, in some instances, based on fixed return on invested capital. The fee-for-service contracts associated with certain PGI assets comprise a mixture of firm, take-or-pay and interruptible service contracts of varying durations. The contractual fee structure incorporates a capital fee based on functional unit usage, as well as provisions for the recovery of operating and overhead costs. PGI's business is primarily supported by long-term contractual arrangements. In particular:
•Duvernay I and the associated Duvernay Field Hub connecting the Tony Creek and Fox Creek areas in Alberta are subject to agreements with large and diversified investment grade oil and gas producers and are supported by a combination of fee-for-service, fixed return and take-or-pay arrangements. The Duvernay II, Duvernay III and Duvernay Sour Gas Treating Facilities are supported by 20-year contracts with a combination of fee-for-service, fixed-return and take-or-pay arrangements. Contract expirations for the Duvernay Complex range from 2024 to 2040, with the majority of contracted capacity expiring in 2039 and 2040.
•The Dawson Assets are supported by fee-for-service agreements with the CRP and Ovintiv, whereby the CRP has committed to use the Dawson Assets on an exclusive basis for a 30-year term within an area of mutual interest. The contract expires in 2045.
•The Hythe Gas Plant and Steeprock Gas Plant are supported by a cost of service-agreement and take-or-pay arrangements with Ovintiv for the majority of the available capacity of these facilities. The majority of contracted capacity expires in 2031.
•The Kakwa River Deep Cut Plant is fully contracted with take-or-pay arrangements until 2036.
Pembina's net share of capacity at Younger and Empress are not under any third-party contracts and are used exclusively by Pembina's marketing business for proprietary volumes.
Pembina's gas services asset expansions and new development plans continue to be focused in condensate and rich gas geographical areas, including the Montney and Duvernay formations.
Gas processing infrastructure requirements are largely driven by area profitability, which is impacted by commodity prices, and producers' ability to access capital. When gas prices are relatively low and NGL prices are relatively high, producers are incentivized to extract as much NGL out of the raw gas stream as possible. When NGL prices are lower, producers may opt to leave more liquids entrenched within their raw gas. Pembina has the flexibility to offer facilities with varying degrees of liquids extraction capability to support customers in a variety of market conditions.
Gas processing is part of an integrated value chain, with Pembina able to separate crude oil and condensate, process sweet and sour gas, and extract NGL from the gas, while transporting the gas to the Chicago, Illinois area. The extracted liquids are transported through Pembina’s conventional pipelines to its CDH, ENT, Edmonton Terminals and fractionation complexes, where Pembina is able to market the products to end users.
Pembina's NGL service assets provide a multitude of services for its customers. It is common practice for customers to sign up for more than one service with Pembina, including fractionation, storage, loading and off-loading.
At the Redwater Complex, Pembina provides NGL fractionation, storage and terminalling (loading and off-loading) services. NGL fractionation services at the Redwater Complex are provided under single or multi-year, predominately take-or-pay contracts. Pembina also provides third party terminalling services at the Redwater Complex for the Sturgeon Refinery, which is operated by the Northwest Redwater Limited Partnership under a long-term fixed-return agreement.
Through its East NGL System, Pembina provides NGL fractionation, storage and terminalling (loading and off-loading) services in Superior, Wisconsin and Sarnia, Ontario primarily on an interruptible, fee-for-service basis to Pembina's Marketing & New Ventures Division. Pembina also provides storage and terminalling services in Corunna, Ontario on both fee-for-service and fixed-return agreements, on an annual and multi-year basis, to third party customers and Pembina's Marketing & New Ventures Division.
The Prince Rupert Terminal provides export of propane produced in Western Canada for delivery into international propane markets. The terminal primarily provides service on a fee-for-service basis to Pembina's Marketing & New Ventures Division and their customers.
Vancouver Wharves capacity is contracted under long-term, take-or-pay terminal service agreements. Some of Pembina's major long-term contracts at the Vancouver Wharves are extendible.

Competition
Pembina's gas services assets are subject to competition from other gas processors, producer owned infrastructure. These alternative options are either in the general vicinity of Pembina's facilities, or have gathering systems that extend, or could potentially extend, into areas served by these facilities. Going forward, the demand for additional processing infrastructure will be determined primarily by the rate at which the WCSB gas production grows. Pembina's competitive advantage stems from its integrated value chain, which allows gathering and processing facilities, including through PGI facilities, to become part of a well-head to market infrastructure solution, benefiting from seamless operational and commercial alignment.
Pembina's NGL services assets are subject to competition from other fractionators, truck terminals, rail services, storage facilities, and export terminals, which are either in the general vicinity of Pembina's facilities or have gathering systems that extend, or could potentially extend, into areas served by Pembina's facilities. Going forward, it is expected that demand for additional infrastructure will be determined primarily by the rate at which the WCSB hydrocarbon production grows. Vancouver Wharves is subject to competition from significantly smaller distillates facilities in the area. There are various new competitive grain terminals that could increase competitive pressures on Vancouver Wharves' grain business. For mineral concentrates, Vancouver Wharves enjoys a distinct advantage as it is one of only four facilities on the west coast of North America that is currently permitted to handle these commodities.

Marketing & New Ventures Division
Overview
The Marketing & New Ventures Division leverages Pembina's integrated value chain and existing network of pipelines, facilities, and energy infrastructure assets to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates. Pembina pursues the creation of new markets, and further enhances existing markets, to support both the Company's and its customers' business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure. The division also focuses on developing new business platforms and undertaking initiatives that seek to reduce the GHG emissions of Pembina's and its customers' operations.
The Marketing & New Ventures Division is also responsible for the development of new large-scale, or value chain extending, projects, including those that provide enhanced access to global markets and support a transition to a lower-carbon economy. Currently, Pembina is pursuing opportunities associated with LNG, low-carbon commodities, and large-scale GHG emissions reductions.
Marketing Activities
Within the Marketing & New Ventures Division, Pembina undertakes value-added commodity marketing activities including buying and selling products (natural gas, ethane, propane, butane, condensate, crude oil, electricity and carbon credits), commodity arbitrage, and optimizing storage opportunities. The marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale. Through this infrastructure capacity, including Pembina's Prince Rupert Terminal, as well as utilizing the Company's expansive rail fleet and logistics capabilities, Pembina's marketing business adds incremental value to the commodities by accessing high value markets across North America and globally.
The Marketing & New Ventures Division also enters into power purchase agreements for renewable power, thus reducing Pembina's or its customers' GHG emissions.
The value potential associated with Pembina's marketing business is dependent upon, among other things, Pembina's ability to: access supply of hydrocarbons; access connections to both downstream pipelines and end-use markets; understand the value of the commodities transported, stored and terminalled; provide flexibility and a variety of storage options; and adjust to a liquid, responsive, forward commodity market. Pembina actively monitors market conditions and commodity stream values and qualities to target revenue opportunities and service offerings. Pembina is also proactively working with upstream and downstream customers to develop value-added terminalling solutions and increase available optionality.
Financial and operational results in the marketing business are subject to commodity price fluctuations, product price differentials, location basis differentials, foreign exchange rates and volumes. The prices of products that are marketed by Pembina are subject to volatility as a result of these factors and other considerations including seasonal demand changes, weather conditions, general economic conditions, changes in crude oil, NGL, natural gas and electricity markets and other factors. See "Risk Factors – Risks Inherent in Pembina's Business – Commodity Price Risk".
Customers within Pembina's marketing business are generally those who produce, consume and/or market crude oil, condensate, NGL, natural gas and electricity, are downstream markets for those products, or are interested in ancillary services related to those products. Customers within the crude oil and condensate marketing business include shippers transacting with Pembina's Pipeline Division, other upstream producers, and companies that market crude oil and condensate. Customers within the NGL marketing business include those transacting with Pembina's Facilities Division, as well as other downstream companies that either consume NGL for production in various industries, such as petrochemicals and agriculture, or market NGL to end consumers. Customers within the natural gas marketing business include companies that purchase natural gas off the Alliance Pipeline and companies that supply natural gas to fill straddle facilities.
The contractual arrangements associated with Pembina's marketing business vary by service offering.

Aux Sable
Pembina's ownership interest in Aux Sable ("Aux Sable"), which includes Aux Sable Canada and Aux Sable U.S., is included in the Marketing & New Ventures Division, since the majority of cash flow from this asset is derived from commodity sales. Pembina is the operator of the assets owned by Aux Sable.
•Aux Sable U.S. ("Aux Sable U.S.") is comprised of Aux Sable Liquids Products Inc., Aux Sable Liquid Products LP ("Aux Sable U.S. LP") and Aux Sable Midstream LLC. Collectively Aux Sable U.S. is currently owned by Pembina (42.7 percent), indirectly by Enbridge (42.7 percent) and indirectly by The Williams Companies, Inc. (14.6 percent). The primary assets of Aux Sable U.S. include:
◦The Channahon Facility ("Channahon Facility"), located in Channahon, Illinois, about 80 km southwest of Chicago at the eastern terminus of the Alliance Pipeline. The Channahon Facility is capable of processing 2.1 bcf/d of natural gas and can produce approximately 131 mbpd of specification NGL products. All of the natural gas delivered via the Alliance Pipeline is processed at the Channahon Facility. The Channahon Facility includes storage and rail facilities as well as NGL pipelines that connect the facility to various third-party terminals, refineries and petrochemical plants. The scale and geographic location of the Channahon Facility provides producers located in Western Canada and North Dakota with economic options for liquids rich gas takeaway and access to U.S. NGL markets, avoiding costly investments in field processing and transportation infrastructure.
◦The Palermo Conditioning Plant ("Palermo Conditioning Plant"), located near Palermo, North Dakota, a 80 MMcf/d plant, which receives gas from gathering systems servicing nearby Bakken shale oil and gas production areas and removes the condensate while leaving the majority of the natural gas liquids in the rich gas prior to shipping on the Alliance Pipeline via delivery on the Prairie Rose Pipeline.
◦The Prairie Rose Pipeline ("Prairie Rose Pipeline"), a 120 MMcf/d pipeline connecting the Palermo Conditioning Plant to the Alliance Pipeline.
◦Under transportation agreements with natural gas shippers on the Alliance Pipeline, Aux Sable U.S. LP has the right to extract NGL from all of the natural gas transported for the durations of the applicable agreements. Aux Sable has signed NGL value-sharing agreements with certain gas producers in Alberta, British Columbia and North Dakota.
◦In December 2023, Aux Sable U.S. LP entered into an exclusive NGL sale agreement with an NGL marketer, effective January 1, 2024, pursuant to which Aux Sable U.S. LP sells all of its NGL production from the Channahon Facility to such counterparty. In return, Aux Sable U.S. LP receives a percentage share of any net margin generated from the counterparty's business relating to such NGLs. The NGL sales agreement has a term of ten years, expiring January 1, 2034.
•Aux Sable Canada ("Aux Sable Canada") is comprised of Aux Sable Canada LP and Aux Sable Canada Ltd. Aux Sable Canada is currently owned by Pembina (50 percent) and indirectly by Enbridge (50 percent). The primary assets of Aux Sable Canada include:
◦The Heartland Offgas Plant ("HOP"), a 20 MMcf/d extraction plant located in Fort Saskatchewan, Alberta. HOP produces valuable products including hydrogen, ethane, and other natural gas liquids from a refinery offgas stream supplied from Shell's Scotford Complex. The products are returned to Shell via pipeline.
◦The Septimus Pipeline ("Septimus Pipeline"), which is located in northeastern British Columbia and transports sweet, liquids rich gas from the Septimus and Wilder gas plants to the Alliance Pipeline, for downstream processing at Aux Sable U.S.'s Channahon Facility. The Septimus Pipeline is 100 percent owned by Aux Sable Canada and operated by a third-party and has a capacity of approximately 350 MMcf/d.
Pursuant to the Alliance/Aux Sable Acquisition, Pembina has agreed to acquire Enbridge's interest in, among other entities, Aux Sable U.S. and Aux Sable Canada, and, following completion of the Alliance/Aux Sable Acquisition, Pembina will hold a 85.4 percent ownership interest in Aux Sable U.S. and a 100 percent ownership interest in Aux Sable Canada. See "General Developments of Pembina – Developments in 2023" for details on the Alliance/Aux Sable Acquisition.

New Ventures
The Marketing & New Ventures Division is also responsible for the development of new large-scale, or value chain extending projects, including those that provide enhanced access to global markets and support a transition to a lower-carbon economy. Currently, Pembina is pursuing opportunities associated with LNG, low-carbon commodities, and large-scale GHG emissions reductions.
Cedar LNG
Pembina has formed a partnership with the Haisla Nation to develop the proposed Cedar LNG Project, a three million tonne per annum floating LNG facility strategically positioned to leverage Canada's abundant natural gas supply and British Columbia's growing LNG infrastructure to produce industry-leading low-carbon, cost-competitive Canadian LNG for overseas markets. Cedar LNG will provide a valuable outlet for WCSB natural gas to access global markets and is expected to achieve higher prices for Canadian producers, contribute to lower overall emissions, and enhance global energy security. Given that Cedar LNG will be a floating facility, manufactured in the controlled conditions of a shipyard, it is expected that the project will have lower construction and execution risk. Further, powered by BC Hydro, Cedar LNG is expected to be one of the lowest emissions LNG facilities in the world.
Cedar LNG has substantially completed several key project deliverables, including obtaining material regulatory approvals; advancing inter-project agreements with Coastal GasLink and LNG Canada; signing a heads of agreement with Samsung Heavy Industries Co., Ltd. and Black & Veatch Corporation; and executing a lump sum engineering, procurement, and construction agreement to provide Cedar LNG with the necessary services to construct the project.
Though numerous milestones have been achieved, the Cedar LNG Project still faces a number of schedule driven interconnected elements that require resolution prior to making a final investment decision, including binding commercial offtake, obtaining certain third-party consents, and project financing. On this basis, a final investment decision is now expected in the middle of 2024.
Alberta Carbon Grid
Pembina and TC Energy have formed a partnership to develop the Alberta Carbon Grid, a carbon transportation and sequestration platform that is intended to enable Alberta-based industries to effectively manage their GHG emissions, contribute positively to Alberta's lower-carbon economy, and create sustainable long-term value for Pembina and TC Energy stakeholders. Alberta Carbon Grid is developing the Industrial Heartland project, which will have the potential to transport and store up to ten million tonnes of CO2 annually. Alberta Carbon Grid completed the appraisal well drilling, logging and testing in December 2023. Preliminary data was consistent with the Alberta Carbon Grid’s storage capacity expectations and further work is underway to confirm the initial results. Throughout 2024, the Alberta Carbon Grid will continue to progress commercial conversations, refine the project scope, and advance project engineering, including facility design and work on the pipeline routing.

Seasonality
Pembina's businesses are affected by seasonality in the following ways:
•Construction and operational maintenance activities may vary seasonally. Site access and ground conditions can be impacted by spring melting and, as a result, Pembina typically experiences higher pipeline maintenance and integrity spending in the first and fourth quarters of the year. Labour productivity may be negatively impacted by seasonal weather conditions including extreme temperatures in the winter.
•Conventional feeder pipelines and gathering systems generally experience lower volumes during the spring months as a result of reduced drilling primarily due to weight restrictions on roads, producers conducting maintenance on their batteries and gas plant turnarounds. The magnitude and duration of road weight restrictions are dependent upon spring weather conditions. Many battery operators also perform maintenance work on production facilities during the spring months. Road restrictions and battery maintenance can also impact gathering pipeline receipts during the fall months, although the impact on throughput is generally less pronounced than during the spring months. Similar seasonality impacts are experienced upstream of the pipelines at Pembina's gas processing facilities.
•Volumes transported on the Alliance Pipeline or volumes processed at gas processing facilities are generally higher during winter months as gas compression is more efficient in cold weather and there is, therefore, increased availability to flow interruptible volumes in the winter months, subject to customer demand for the service.
•The financial performance of Pembina's marketing business can be affected by seasonal demands for products and other market factors. Propane inventory generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year during the winter heating season. Condensate, butane and ethane are generally sold ratably throughout the year. See "Risk Factors – Risks Inherent in Pembina's Business – Commodity Price Risk".

OTHER INFORMATION RELATING TO PEMBINA'S BUSINESS
Operating Management System

Pembina is committed to operational excellence and one of the ways in which the Company delivers this is through its Operating Management System ("OMS"). Pembina's OMS provides a consistent framework for the design, development, and implementation of a comprehensive suite of policies, programs, procedures, standards and tools that guide, govern and drive operating activities. The Pembina OMS also supports cyclical planning, implementation, review, and adjustment of operational activities. Pembina's OMS is designed to anticipate, prevent, manage and mitigate conditions that may adversely affect the safety and security of Pembina's employees, the public, the environment, and the Company's infrastructure assets while complying with government regulations. The Company's OMS aligns Pembina with industry best practices and standards.
As outlined below, Pembina's OMS is comprised of a number of individual programs intended to drive safety, reliability, efficiency, cost-effectiveness and the continuous improvement of the Company's operational performance. Pembina's Quality Assurance Program includes certain processes to systematically and independently verify that these individual programs are established and are working effectively, while also promoting continuous improvement through the identification of opportunities to implement and communicate lessons learned throughout all levels of the organization.
Operational improvements, findings and industry changes are assessed, risked and prioritized, with corrective and preventative actions identified and implemented. These actions are underpinned by goals and objectives with delivery monitored against targets through assurance and management reviews. OMS is maturing over time through regularly scheduled OMS working group activities and oversight by the OMS Steering Committee. By implementing OMS in support of a strong safety culture, Pembina's projects are designed, constructed, operated and decommissioned or abandoned in a manner that considers the safety and security of the public, Pembina personnel and physical assets, and the protection of property and the environment. Each of the OMS programs is described more fully in the sections below.
Asset Integrity Management Program
Pembina employs comprehensive asset integrity management programs and dedicates a significant portion of its annual operating budget directly to integrity management activities. Pembina's integrity management programs include the systems, processes, analysis and documentation designed to ensure proactive and transparent management of its pipeline systems and facilities, in compliance with applicable standards and regulations.
Pembina's asset integrity management programs incorporate industry best practices and are designed to meet or exceed regulatory requirements with the goal of achieving enhanced safety, reliability and longevity of the Company's assets.

Integrity management begins at the engineering and design phase. Pembina has a robust set of engineering and design specifications to ensure learnings and best practices are captured and consistently applied to future projects. At the early stages of building a new pipeline, Pembina ensures that pipeline routes are chosen to avoid geologically unstable or high consequence areas and to minimize environmental impact. To further mitigate the risk and impact of an incident, Pembina designs its pipelines so they can be safely shut down and segments can be isolated by installing block valves at strategic intervals along the system. Where appropriate, Pembina takes extra safety precautions, such as increasing pipe wall thickness or depth-of-cover, to help mitigate risks. In addition, when it comes to choosing materials for new construction, Pembina uses steel pipe and other products that have been manufactured to meet or exceed applicable regulatory specifications and industry standards. As part of the design of facilities, impacts to existing infrastructure are identified and mitigation measures established as part of the Process Hazard Assessment process. The outcome is that lifecycle costs are minimized, while assuring safe, reliable and compliant operation.
Proactive pipeline integrity management activities extend into operations through programs, including right-of-way patrols and public awareness to reduce the likelihood of third-party damage, system-specific hazard evaluations and risk assessments, geotechnical programs to manage slope instability and river crossings, the use of specific chemicals to reduce the likelihood of internal corrosion from impurities and bacteria in the oil, cathodic protection to mitigate the possible growth of external corrosion, training and competency management programs for staff and contractors, and enhanced emergency response procedures and training exercises.
Pembina plans and executes scheduled turnarounds and outages at its gas processing, fractionation and pipeline facilities to complete required maintenance and inspection of pressure equipment, tanks, piping and pressure relieving devices. By using data collected through Pembina's facility integrity program, the Company can provide safe, reliable and cost-effective operation of its facilities – to the benefit of Pembina's customers and Shareholders.
Emergency Management Program
Pembina's Emergency Management Program ("EMP") enables Pembina to conduct its activities and operations in a manner consistent with Pembina's commitment to protecting the health and safety of workers and the public and safeguarding the environment affected by its activities.
The EMP aims to reduce conditions that could adversely affect the safety of workers or the public, the environment, or property during an emergency through the development of standards and processes specific to emergency management activities, including prevention, preparedness, response and recovery. Furthermore, the EMP addresses regulatory expectations, industry standards and best practices for:
•conducting hazard assessments;
•developing emergency management plans;
•facilitating emergency response exercises;
•delivering emergency management training to personnel;
•conducting community awareness activities;
•facilitating first responder engagement sessions; and
•participating in mutual aid associations or industry groups.
Pembina's EMP is made up of the following four core components:
1.Prevention and Mitigation. Defines actions taken by Pembina to identify and reduce the risks of hazards before an emergency occurs.
2.Preparedness. Ensures that Pembina has the capacity to respond effectively and rapidly when people, the environment, or property will be, or are, affected by hazards. Preparedness ensures that the necessary plans and resources are in place and practiced.

3.Response. Defines the actions to be taken to minimize the impact on people, the environment or property, and the impacts to customers, with an emphasis on prevention of injury and loss of life.
4.Recovery. Ensures actions taken following an emergency restore and repair infrastructure and services to the level of pre-emergency function. Recovery programs and activities should ensure that resources (personnel and assets) are replaced/replenished/debriefed and that the response is reviewed as part of a continuous improvement process.
Security Management Program
Pembina's Security Management Program ("SMP") enables Pembina to conduct its activities and operations in a manner consistent with Pembina's commitment to: protecting people, the environment, information, and assets; complying with legal and regulatory requirements; and meeting or exceeding industry standards and best practices. Pembina's SMP ensures security threats and associated risks are identified and managed with appropriate mitigation and response procedures to minimize the impact of security incidents adversely affecting Pembina's stakeholders, information, logical/physical infrastructure while ensuring compliance with applicable Company policies, security regulations and standards.
The SMP is a risk-based management system approach to managing security risk consisting of five concurrent and continuous functions—Identify, Protect, Detect, Respond, and Recover as set forth below.
1.Identify. The Identify function is foundational to understanding the business context, the resources that support critical functions, and the related security risks to Pembina to focus and prioritize its efforts, consistent with its risk management strategy and business needs.
2.Protect. The Protect function supports the ability to limit or contain the impact of a potential security event.
3.Detect. The Detect function enables timely discovery of security events.
4.Respond. The Respond function supports the ability to contain the impact of potential security events.
5.Recover. The Recover function supports timely recovery to normal operations to reduce the impact from security events.
Pembina has established an Enterprise Security Steering Committee ("ESSC") which meets quarterly. The purpose of the ESSC is to: ensure senior leadership oversight of security throughout Pembina's operations and business activities; identify and mitigate security threats and risks against Pembina's people, assets, information, systems, facilities and business interests; and full implementation and continuous improvement of Pembina's Corporate Security Plan and Enterprise Cyber Security Plan.
Safety Management Program
Pembina's Safety Management Program is aligned with its HSE Policy and other programs that form Pembina's OMS. It employs a systematic approach comprised of principles, standards, procedures, guidelines, and other supporting documents. To support the Safety Management Program, Pembina has established Life Saving Rules and Safety Culture Expectations applicable to all personnel and Pembina activities to ensure critical safety risks are managed effectively. The Company's corporate safety culture of "Zero by Choice" seeks to minimize incidents, and Pembina believes its employees and contractors can achieve this by recognizing that "Safety Starts with Me".
The Safety Management Program is designed to drive continuous improvement and enhance safety performance through measurement and risk management. Pembina uses leading and lagging metrics, incident reporting, audits and other assurance tools as inputs from the Safety Management Program to identify continuous improvement opportunities. Pembina has built a strong reporting culture, enabling it to investigate and learn from incidents and near misses.

In addition, Pembina has a comprehensive approach to process safety and a management of change system is in place to confirm that changes to existing and future facilities are properly recognized, evaluated and managed to confirm that health, safety, security, operational and environmental risks arising from these changes remain at acceptable levels. Pembina uses process hazard analysis, which is a formal risk assessment method that identifies potential hazards and assesses the adequacy of existing or proposed safeguards to manage the risks of its operations.

To promote and measure safety performance, Pembina uses a comprehensive, balanced scorecard that includes both leading and lagging metrics. Leading metrics on this scorecard include leadership visibility in the field, positive safety recognitions, contractor inspections and recognizing when personnel stop work due to unsafe conditions. These metrics drive proactive cultural behaviours by leaders, employees and contractors to sustain and improve the Company's safety performance. The scorecard also includes traditional lagging metrics such as total recordable injury frequency, vehicle incidents and product releases classified as Tier 1 process safety events. These leading and lagging safety performance metrics are also one of the factors used to determine executive and other employee short-term incentive plan payments.

To support a learning culture, an Incident Review Panel meets every other month to review selected incidents to identify and share investigation root causes, lessons learned and track corrective actions. Participants in the Incident Review Panel include the executive team, operations and project leaders and safety specialists. In addition, an Executive Safety Committee meets on a quarterly basis to set and evaluate strategies, priorities, performance targets and HSE key metrics.

Environment Management Program
Pembina's assets are subject to environmental regulation. The Company must comply with applicable federal, provincial, state and local laws and regulations in Canada and the U.S. Such laws and regulations govern, among other things, construction, operating and maintenance standards, management and control of emissions and waste discharge and protection of aquatic and terrestrial wildlife and habitat. Management expects that Pembina's facilities and operations meet or exceed those requirements. Pembina participates in the following applicable regulated emissions reporting programs: Canadian Greenhouse Gas Reporting Program, Canadian National Pollutant Release Inventory Reporting, Alberta Specified Gas Reporting Regulation, Alberta Technology Innovation and Emissions Reduction Regulation, British Columbia Greenhouse Gas Emission Reporting Regulation, Saskatchewan Management and Reduction of Greenhouse Gases (Reporting) Regulation, and U.S. Environmental Protection Agency Greenhouse Gas Report, as well as other provincial and state air quality reporting requirements under asset-specific approval conditions.
Pembina has implemented an Environment Management Program, which provides guidance on regulatory requirements and Pembina's commitment to environmental protection for all phases in the lifecycle of an asset: project planning, construction, operation, decommissioning, and reclamation.
Pembina's focus on integrity management and safe operations continues to result in low incident frequency and minimal environmental impact. Each year, to manage environmental liability, Pembina invests in the remediation and reclamation of pre-existing spill sites, thereby reducing Pembina's environmental liabilities. In addition to the environmental expenses associated with its operations, Pembina also invests in environmental assessment, planning, permitting and post-construction monitoring associated with the Company's capital projects.
Pembina is committed to reducing the GHG emission intensity of its businesses. Pembina's 2022 Sustainability Report details Pembina's environmental performance and commitment to continuous improvement, transparency and engagement as it continues to further integrate sustainable business practices throughout the Company. The 2022 Sustainability Report is available at www.pembina.com/sustainability.
In 2021, Pembina developed a GHG emissions intensity reduction target of reducing its GHG emissions intensity by 30 percent by 2030, relative to 2019 baseline emissions, incorporated ESG metrics into short-term incentive compensation metrics, and developed strategies to address the transition to lower-carbon energy resources. The GHG reduction target will help guide business decisions and improve overall emissions intensity performance while increasing Pembina's long-term value and ensuring Canadian energy is developed and delivered responsibly. To meet the target, Pembina will focus on operational opportunities, greater use of renewable and lower emission energy sources, and investments in a lower-carbon economy.
Damage Prevention and Public Awareness Programs
Working safely around pipelines and preventing damage to Pembina owned and operated pipelines, facilities and associated infrastructure is in the best interest of all of Pembina's stakeholders. Pipeline infrastructure is often buried underground and, as a result, preventing pipeline damage depends on operators, the public and stakeholders working together to be aware of the dangers and taking appropriate actions to prevent the risk of damage. Pembina's Damage Prevention and Public Awareness Programs are dedicated to worker safety, public safety, protection of the environment and the preservation of the integrity of the Company's infrastructure. These programs have been developed to meet or exceed the regulatory requirements for Damage Prevention and Awareness Programs in the areas Pembina operates.

Pembina is committed to establishing meaningful and open communications with those who live and work around the Company's underground infrastructure to increase the awareness of the presence of Pembina's underground infrastructure and their requirements for how to work safely in the vicinity of the Company's pipelines.
Operations and Maintenance Program
As part of Pembina's commitment to safe and reliable operations that ensure the protection of our people and the environment, Pembina personnel must adhere to the day-to-day operations and maintenance requirements as set out in the Operations and Maintenance Program. The Operations and Maintenance Program includes our operator qualification program, maintenance expectations, and how assets, such as pipelines, are operated.
Operator Qualification Program
Pembina's Operator Qualification Programs for the United States operation of the Vantage Pipeline, Cochin Pipeline and Aux Sable assets are in place in accordance with the PHMSA Operator Qualification Rule, and are intended to ensure that Pembina's operations and maintenance staff are trained and qualified to perform their duties safely and effectively.
The Operator Qualification Programs establish the procedures, requirements and responsibilities for qualifying personnel and any other individuals who perform "Covered Tasks" at any facilities for which Pembina is responsible. These procedures have been developed to ensure compliance with 49 CFR Part 192, Subpart N and 49 CFR 195 Subpart G (known as the "OQ Rule"). The Operator Qualification Programs apply to all applicable Pembina personnel and any applicable subsidiary personnel, contractor personnel, subcontractor personnel and personnel of all other Pembina related entities who perform "Covered Tasks" on the U.S. segments of the Aux Sable, Vantage Pipeline or Cochin Pipeline assets. All personnel who perform "Covered Tasks" in relation to these assets must be qualified in accordance with the Operator Qualification Programs.
Training, Mentorship and Qualification
In Canada, Pembina's training, mentorship and qualification ("TMQ") initiative includes maintenance expectations, and the appropriate standards, procedures, and training to ensure employees are competent to operate our assets, such as pipelines. TMQ further defines the competencies required for an individual's specific role, and develops and assures competency through training, mentoring and formal evaluation.
Preventative Maintenance Management Tool
Pembina's SAP-based preventative maintenance management tool ("PMM") was implemented for all of Pembina's legacy assets in 2018. In 2023, Pembina completed the implementation of PMM on the assets acquired in connection with the PGI Transaction. The objective of PMM is to ensure safe, consistent and efficient asset management and maintenance. PMM is a key component of Pembina's OMS and a driver of safe and efficient asset management and operation.
Pipeline Control Management Program
Pembina has a Pipeline Control Management Program in place to ensure that the Company's pipeline systems are operated safely and reliably. As part of the Pipeline Control Management Program, Pembina employs modern supervisory control and data acquisition ("SCADA") technology on the majority of its pipeline systems. The SCADA systems allow for continuous electronic monitoring and control of the pipeline systems from dedicated computer consoles located in Pembina's control centre in Sherwood Park, Alberta. Operators monitor the computer consoles 24 hours per day, 365 days per year. The SCADA systems and associated leak detection software continually monitor pipeline flow and operating conditions. Line balance calculations are performed automatically by the system and alarms are triggered when imbalances are detected. When imbalance alarms are triggered, trained control centre operators investigate the alarm or shut down the pipeline in accordance with Pembina's Segment Imbalance Response Protocol.

Industry Regulation
Pembina's assets are subject to oversight by various regulatory bodies, including, but not limited to, the AER, AUC, AEPA, BCUC, BCER, B.C. Ministry of Environment and Climate Change Strategy, B.C. Ministry of Finance, Saskatchewan Ministry of Energy and Resources, the Ontario Energy Board, the Ontario Ministry of the Environment, Conservation and Parks, the Ontario Ministry of Natural Resources and Forestry, CER, ECCC, the North Dakota Department of Environmental Quality, the North Dakota Public Service Commission, the Illinois Environmental Protection Agency, the Illinois Commerce Commission, the U.S. Environmental Protection Agency, PHMSA and the FERC.
AER and AUC

The AER regulates, among other things, the construction, operation, discontinuation and abandonment of non-utility pipelines, associated installations and gas processing plants in Alberta pursuant to the Pipeline Act (Alberta), the Oil and Gas Conservation Act (Alberta) and the Responsible Energy Development Act (Alberta). A licence from the AER is necessary to construct and operate a pipeline, associated installations or a gas processing plant within Alberta. The AER may impose conditions on such a licence. When making decisions on these kinds of regulatory matters, the AER must consider the social and economic effects of the proposed activities, effects on the environment, and potential impacts on landowners. Indigenous consultation, environmental, and water protection regulations are also administered or considered by the AER.
With respect to toll-regulation in Alberta, once a licence to construct a pipeline or a gas processing plant is issued by the AER, subject to regulatory intervention, the pipeline or gas processing plant is free to establish tolls or prices in a competitive market environment. Tolls or prices are established under contracts of varying terms and conditions and for pipelines are also posted by location for non-firm (interruptible) service. Posted pipeline tolls which are applied to non-firm volumes can generally be adjusted to respond to changing volumes, costs and market circumstances. Contracted pipeline tolls on firm contracts can also be adjusted, where permitted by the terms of the contract, for such things as changes in the consumer price index, changes in power costs, extraordinary natural events that impact pipeline integrity and changes to regulations associated with pipelines. On application, an AER-regulated pipeline or gas processing plant may be declared a common carrier or common processor. Common carriers or processors must provide access and may not discriminate between customers. Where a pipeline or processing plant has been declared a common carrier or processor, customers also have recourse to the AUC with respect to tariff or price matters.

Pembina is subject to regulation by the AER under the AER's liability management framework, including the Licensee Management Program, the Inventory Reduction Program, the Licensee Liability Rating Program and the Large Facility Liability Management Program. As of December 1, 2021, AER Directive 088: Licensee Life-cycle Management ("Directive 088") came into force and will replace the AER's current Licensee Liability Rating Program over time. Directive 088 institutes a wholistic assessment regime with several different regulatory tools not limited to the current use of security deposits. This wholistic regime currently applies to licence transfers and has implemented the Inventory Reduction Program. Under the Inventory Reduction Program, which became effective on January 1, 2022, all licensees that have liability associated with inactive infrastructure are required to spend a specified amount each year on reclamation activities, or post equivalent security with the AER.

The AER also regulates, in conjunction with AEPA, airborne emissions from energy resource activities including oil and gas pipelines and processing plants. The AER's authority includes regulation of methane emissions in the upstream oil and gas sector, pursuant to the Methane Emission Reduction Regulation and Directives 060 and 017.
AEPA
Comprehensive GHG emissions regulations for industrial facilities in Alberta, including oil and gas facilities, are administered by AEPA, under the Technology Innovation and Emissions Reduction Regulation.
BCER
Pursuant to the Energy Statutes Amendment Act, 2022 (British Columbia), the body formerly known as the British Columbia Oil and Gas Commission has been renamed as the BCER, effective February 17, 2023.
The construction, operation and abandonment of non-utility oil and gas pipelines and associated installations and facilities in B.C. is regulated by the BCER pursuant to the Energy Resource Activities Act (British Columbia). A permit from the BCER is required to construct or operate a pipeline or associated installations or facilities. The BCER may impose any conditions it considers necessary on such a permit. Decisions by the BCER must, among other things, provide for the sound development of the oil and gas sector by fostering a healthy environment, a sound economy and social well-being; and ensure safe and efficient practices. The BCER also has a mandate to encourage the participation of Indigenous peoples in regulatory processes affecting them.
The BCER administers methane emissions regulations in B.C., under the Drilling and Production Regulation and the Energy Resource Activities Act (British Columbia), which address methane emissions in the upstream oil and gas sector. The BCER is also responsible for ensuring the proper cleanup, reclamation and restoration of oil and gas infrastructure sites, and the management of liability associated with such sites pursuant to the Permittee Capability Assessment program discussed under "Environmental Costs and Liabilities" below. As discussed below, as a result of the Energy Statutes Amendment Act, 2022 (British Columbia) the BCER has been granted additional powers and tools with respect to liability management.
BCUC

The tolls on certain B.C. pipelines are rate-regulated by the BCUC. The BCUC approves tolls that may be charged by common carriers and regulates other tolls on a complaint basis.
B.C. Ministry of Environment and Climate Change Strategy
The B.C. Ministry of Environment and Climate Change Strategy administers regulations pertaining to ongoing monitoring and management of air contaminants and water discharge under the Environmental Management Act. Within Metro Vancouver, the B.C. Ministry of Environment and Climate Change Strategy has delegated its authority for the issuance of permits relative to air contaminants and the ongoing monitoring and management of air contaminants to the Metro Vancouver Regional District.
B.C. Ministry of Finance
The Consumer Tax Branch of the B.C. Ministry of Finance administers the B.C. carbon tax, under the Carbon Tax Act (British Columbia), which is the province's primary form of regulation of GHG emissions.
Saskatchewan Ministry of Energy and Resources
The Saskatchewan Ministry of Energy and Resources regulates airborne emissions from oil and gas facilities in Saskatchewan, including administering the province's methane emissions regulations under the Oil and Gas Emissions Management Regulations.
CER
Pursuant to the Canadian Energy Regulator Act (the "CER Act"), the CER administers authorizations for the export of oil and regulates interprovincial and international pipelines including: their construction and operation; traffic, tolls and tariffs; liabilities for unintended or uncontrolled releases; and the pipeline company's financial requirements. A certificate or order issued under the CER Act is required for the construction and operation of such interprovincial or international pipelines. When considering an application for a certificate or order, the CER has a broad "public interest" mandate and must facilitate and consider Indigenous participation in the regulatory process prior to making a recommendation to the Minister of Natural Resources. CER Act certificates may be subject to any conditions which are necessary or in the "public interest". Interprovincial and international pipelines may also be subject to impact assessment under the Impact Assessment Act (Canada) as part of the certificate process.
Under the CER Act and regulations, companies that own and/or operate CER-regulated pipelines are divided into two groups for regulation of tolls and tariffs. Group 1 consists of the major pipeline companies which are subject to enhanced regulatory oversight by the CER. The other pipeline companies under the jurisdiction of the CER, not included in Group 1, have been classified as Group 2. The Canadian segments of the Alliance Pipeline and the Cochin Pipeline are classified as Group 1, though the tolls on the Cochin Pipeline have been regulated on a complaint basis since 1986. Pembina's other CER-regulated pipelines are classified as Group 2 by the CER. For these Group 2 pipeline systems, if no complaint is filed, the CER may presume that the filed tariffs are just and reasonable. The Northwest Pipeline, the Taylor to Belloy Pipeline, the Pouce Coupé Pipeline and the Pouce Coupé Lateral, all licensed by Pembina's wholly-owned subsidiary Pouce Coupé Pipe Line Ltd., are regulated by the CER. Pembina's Taylor to Boundary Lake Pipeline, which is owned by Pembina Energy Services Inc., Pembina's Vantage Pipeline, which is owned by Pembina Prairie Facilities Ltd., and Pembina's Empress Pipeline, which is owned by Veresen NGL

Pipeline Inc., all wholly-owned subsidiaries of Pembina, are also regulated by the CER. The four pipelines collectively referred to as the "Tupper Pipelines", licensed by Veresen Energy Pipeline Inc., and 60 percent owned by Pembina, are also regulated by the CER. The Kerrobert pipeline is regulated by the CER but is not operated by Pembina.
Pembina maintains a minimum of $970 million in financial resources to meet the absolute liability limit requirements in the CER Act and Pipeline Financial Requirements Regulations. The CER requires the Company to maintain these financial resources and readily accessible funds in specific types of financial instruments.
ECCC
ECCC is responsible for administering the federal GHG pricing regulations under the Greenhouse Gas Pollution Pricing Act (Canada) ("GGPPA") and other federal GHG emissions reduction regulations, including methane emissions regulations applicable outside British Columbia, Alberta and Saskatchewan under the Regulations Respecting Reduction in the Release of Methane and Certain Volatile Organic Compounds (Upstream Oil and Gas Sector). ECCC is also responsible for international agreements on airborne emissions.
FERC
The FERC is an independent U.S. agency that regulates, as relevant to Pembina, interstate natural gas pipelines, and the transportation in interstate commerce of liquid hydrocarbons (crude oil, refined products, and NGL).
The U.S. segments of the Alliance Pipeline are interstate natural gas pipelines subject to FERC jurisdiction under the NGA. FERC jurisdiction under the NGA extends to virtually all commercial aspects of an interstate natural gas pipeline's business, including rates and charges, construction of new facilities, extension or abandonment of service and facilities, accounts and records, depreciation and amortization policies, the acquisition and disposition of facilities, the initiation and discontinuation of services, affiliate relationships and certain other matters. A certificate of public convenience and necessity from the FERC is necessary to construct and operate an interstate natural gas pipeline. A key regulatory principle underlying the FERC's jurisdiction is non-discrimination, such that interstate natural gas pipeline companies are prohibited from granting any undue preference to any person, or unduly discriminating against or in favor of any person, with respect to rates or terms and conditions of service.
In general, the NGA requires that rates charged by interstate natural gas pipeline companies must be "just and reasonable" and are subject to FERC approval. Under the FERC's current policies, a pipeline may obtain approval to charge negotiated rates, but such pipelines must also post in applicable tariff(s) cost-based "recourse" rates that are available for shippers that do not opt to negotiate rates. The FERC approved Alliance U.S.'s proposal to offer shippers both negotiated and "recourse" rate options. Accordingly, Alliance U.S.'s existing tariff contains both negotiated and "recourse" rates.
The U.S. segments of the Vantage Pipeline and Cochin Pipeline are subject to the FERC's jurisdiction under the ICA. Unlike FERC's NGA jurisdiction, FERC's jurisdiction over liquids pipelines pursuant to the ICA is more limited. FERC does not have jurisdiction over the construction, extension or abandonment of pipelines transporting liquids in interstate commerce. FERC's jurisdiction over pipelines transporting crude oil, NGL or refined products in interstate commerce is generally limited to the rates, terms and conditions of service provided. Like the NGA, the ICA also requires that the rates of liquids pipelines be "just and reasonable", and a carrier may be subject to a complaint or protest from shippers challenging those rates. Liquids pipelines, however, may not negotiate rates with individual customers; instead, liquids pipelines must justify new rates and rate changes using specific FERC-prescribed methodologies, such as cost of service, the consent of an unaffiliated shipper, or by applying the FERC's annual index adjustment. Liquids pipeline companies may enter into contracts with individual shippers, but such contracts typically must be made available to all similarly situated shippers. As with interstate natural gas pipeline regulation, a key regulatory principle underlying FERC's ICA jurisdiction is that of non-discrimination, such that pipelines providing transportation of oil, natural gas liquids or refined products in interstate commerce are prohibited from granting any undue preference to any person, unduly discriminating against or in favor of any person, or maintaining any unreasonable difference in rates or terms and conditions of service.

PHMSA
The PHMSA oversees the safe operation and maintenance of interstate oil and gas pipelines under 49 CFR Part 190 – Pipeline Safety Enforcement and Regulatory Procedures. The PHMSA's regulation and enforcement programs are designed to ensure that such pipelines are operated safely, reliably, and in an environmentally sound manner. These programs are inspection and investigation based and not permit based.
See "Risk Factors – Risks Inherent in Pembina's Business – Abandonment Costs", "Risk Factors – Risks Inherent to Pembina's Business – Environmental Costs and Liabilities" and "Risk Factors – Risks Inherent to Pembina's Business – Regulation and Legislation".
Corporate Governance
Pembina maintains corporate governance and ethical practices, both within the corporate boardroom and throughout its operations, in line with its commitment to being a responsible corporate citizen. Pembina's corporate governance practices aim to:
•operate in a safe, reliable and environmentally responsible way in the communities in which it operates;
•emphasize employee engagement, inclusion and well-being in a safe, respectful, collaborative and fair work environment;
•ensure Pembina meets its obligations to all regulatory bodies, business partners, customers, stakeholders, employees and Shareholders;
•enhance and preserve value; and
•protect dividends.
(See "Description of Pembina's Business and Operations – Pembina's Purpose, Values, and Strategy")
As a public company listed on the TSX and the NYSE, Pembina takes into account rules and regulations applicable to listed issuers in both Canada and the U.S. Pembina's corporate governance practices comply with the Canadian governance guidelines, which include the governance rules of the TSX and the Canadian Securities Administrators, including:
•National Instrument 52-110 – Audit Committees;
•National Policy 58-201 – Corporate Governance Guidelines; and
•National Instrument 58-101 – Disclosure of Corporate Governance Practices.
As a non-U.S. company, Pembina is not required to comply with most of the governance listing standards of the NYSE, but it must disclose how its governance practices differ from those followed by U.S. companies that are subject to the NYSE standards. Pembina's governance practices comply with the NYSE standards for U.S. companies in all significant respects, except as summarized in the Statement of Significant Differences found on Pembina's website at www.pembina.com/about/governance.
Pembina also complies with the governance listing standards of the NYSE and the governance rules of the SEC that apply to foreign private issuers.
Many of Pembina's best governance practices are derived from the NYSE rules and comply with applicable rules adopted by the SEC to meet the requirements of the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act, such as having an audit committee and a compensation committee that meet the enhanced independence standards applicable to those committees.
The Board of Directors oversees Pembina's corporate stewardship. The Board recognizes the importance of ESG issues and fulfills its mandated duties directly and by delegating the following ESG related responsibilities to its four standing committees.

Committee	ESG Related Responsibilities
Audit Committee	•Maintains oversight of the integrity of Pembina's financial statements, the reporting process, and the internal audit function.
Human Resources and Compensation Committee
•Provides oversight over Pembina's approach to director compensation, employee wellness, employee compensation, executive performance and compensation, executive succession planning and corporate equity, diversity and inclusion.

•Focuses on sustainability and climate by including relevant ESG metrics in incentive plan design and compensation decisions for executives.
•Monitors and oversees progress against Pembina's EDI strategy and diversity targets.
Governance, Nominating and Corporate Social Responsibility Committee	•Responsible for Pembina's corporate governance practices.
•Oversees Pembina's ESG strategy, including climate and other material topics, and makes recommendations to the Board on the integration of ESG considerations into long-term business planning, organizational structure and corporate policies and practices.

•Oversees the development of Pembina's Sustainability Report and facilitates and provides education of the Board, including on ESG matters.
•Reviews ESG-related matters on a quarterly basis, including climate-related matters.
•Monitors and oversees progress against Pembina's emissions reduction targets.
Safety, Environment and Operational Excellence Committee
•Oversees the development, implementation and monitoring of risks and policies related to process and occupational health and safety, environment (including emissions reductions initiatives), operational excellence, asset integrity management, corporate security and cyber security.

Further information about Pembina's corporate governance practices will be included in Pembina's management information circular for its 2024 annual meeting of Shareholders. In addition, copies of Pembina's Code of Ethics Policy, Whistleblower Policy and other corporate governance policies can be found on Pembina's website at www.pembina.com.

Corporate Governance Policies
Pembina's governance framework includes corporate policies that align with Pembina's strategy and purpose, comply with the laws and regulations applicable to Pembina's business and adhere to best practices in the industry. Pembina's corporate policies reflect Pembina's core values and beliefs, which in turn influence the OMS and associated programs.
Certain of Pembina's policies are aimed at preserving a positive relationship with the physical and social environment in which Pembina operates. These policies are outlined below.
Board Diversity Policy
The Board recognizes that diversity among its directors supports balance and debate which, in turn, enhances decision making by the Board and fosters Pembina's commitment to delivering benefits to its four key stakeholder groups – customers, investors, employees and communities – by utilizing the difference in perspective of the members of the Board. Under the policy, the Board considers candidates to the Board based on merit with regard to the benefits of diversity on the Board, and with a view to the following specific diversity targets: (i) a Board composition in which each of the female and male genders comprises at least 30 percent of the independent directors on the Board; and (ii) a Board composition in which at least 40 percent of the independent directors be individuals that are women, persons with disabilities, Indigenous peoples, or members of other racial, ethnic and/or visible minorities.
Health, Safety and Environment ("HSE") Policy
Health, safety and the environment are top priorities in all of Pembina's operations and business activities. Pembina is committed to being an industry leader that meets or exceeds all applicable laws and regulations designed to: (i) protect the health and safety of workers and the public; and (ii) safeguard the environment affected by its activities. Pembina is also committed to continuously improving its HSE performance. These areas are of paramount importance to management, employees and contractors at the Company. Pembina believes that excellence in HSE practices is essential to the well-being of the Company.
The Safety, Environment and Operational Excellence Committee of the Board of Directors monitors compliance with the HSE Policy through regular reporting.

Enterprise Risk Management Policy
This policy sets out the Company's enterprise risk management principles and specifies expectations associated with Pembina's risk management activities and governance. Enterprise risk management consists of practices and procedures applied across the Company to identify, measure, assess, respond to, monitor and report on principal risks that may affect the achievement of business objectives.
Code of Ethics Policy
Pembina's reputation is one of its most important assets. The purpose of the Code of Ethics Policy is to establish a high standard of integrity and ethical behaviour to support Pembina's reputation and its relationships with its internal and external stakeholders. All personnel are expected to comply with the Code of Ethics Policy at all times. Leaders must set the tone by upholding the highest standards of honesty and integrity, setting standards and providing guidance. The Code of Ethics Policy sets out principles for ethical conduct in the following areas: conflicts of interest; human rights; business relationships and fair dealing; compliance with the law; government relations; health, safety and environmental matters; integrity of financial information; disclosure and insider trading; stakeholder and public relations; privacy and confidentiality; protecting the Company's assets and records; entertainment, gifts, meals, hospitality, travel or other benefits; respectful workplace environment and relationships; and reporting responsibilities and procedures.
Anti-Bribery Policy
Corruption and bribery pose legal, commercial and reputational risks to Pembina and can also result in erosion of internal trust and confidence. The purpose of the Anti-Bribery Policy is to formalize and record Pembina's procedures to ensure that Pembina and its personnel conduct business in an honest and ethical manner when dealing with Government Officials and all other parties, and comply with Anti-Corruption Laws. The Anti-Bribery Policy reflects the standards to which Pembina expects its contractors, consultants, agents and other third party representatives to adhere when acting on Pembina's behalf.
Sanctions Policy
Pembina is committed to carrying out its business activities in compliance with applicable sanctions laws, rules and regulations. Failure to comply with such laws, rules and regulations can lead to severe civil and criminal penalties against Pembina and personnel of Pembina involved in improper activity may cause significant reputational damage to Pembina. As such, the key objectives of the Sanctions Policy are to provide guidance and requirements for Pembina and its personnel to comply with all applicable legal obligations related to sanctions laws, rules and regulations, to protect Pembina's reputation and ensure continued access to the goods, services and technology required to conduct its business, and demonstrate Pembina's commitment to compliance with sanctions laws, rules and regulations to third parties, including joint venture partners, governmental authorities and local stakeholders.
Alcohol and Drug Policy
As part of Pembina's commitment to the health, safety and wellness of its employees, contractors and the public, Pembina has comprehensive alcohol and drug policies in place which require that all personnel remain fit for work while on duty or on call. These policies form a part of Pembina's approach to risk mitigation and safety and supports the HSE Policy. Pembina has also implemented an alcohol and drug policy for Department of Transportation workers as required under applicable United States' laws.
Indigenous & Tribal Relations Policy
As part of Pembina's approach to Indigenous relations, Pembina seeks to enter into lasting and mutually-beneficial relationships with all Indigenous peoples affected by its operations. By striving for positive and mutually-beneficial relationships with Indigenous leadership and communities, Pembina employees, consultants and contractors will help build continued success for Pembina's existing and expanding systems and other businesses.
Community Relations Policy
As part of Pembina's approach to community relations, Pembina seeks to develop enduring relationships based on mutual trust with stakeholders that could potentially be affected by Pembina's current or future operations. Pembina is committed to being recognized as a leader in its relationships with communities, where Pembina is welcomed as a safe and responsible partner whose positive social impact creates significant value for all of its stakeholders. Pembina's officers, employees, consultants, contractors and directors will recognize and respond to the needs of its community, while addressing broader social issues by: understanding what communities value and what is important to them; making measurable commitments and delivering on them; minimizing potential impacts of Pembina's projects and operations by conducting early, meaningful and ongoing engagement; and identifying partnership opportunities in support of community and economic development for mutual benefit.
Whistleblower Policy
Pembina is committed to high standards of professional and ethical conduct in all activities. Pembina's reputation for honesty and integrity among its stakeholders is key to the success of its business. The transparency, honesty, integrity and accountability of Pembina's financial, administrative and management practices are vital. These high standards guide the decisions of the Board of Directors and are relied upon by Pembina's stakeholders and the financial markets.
For these reasons, it is critical to maintain a workplace where concerns regarding questionable business practices can be raised without fear of discrimination, retaliation or harassment. Pembina also believes that encouraging a culture of openness and ethical leadership from management supports this process. As such, Pembina's Whistleblower Policy encourages directors, officers, employees, consultants, contractors, agents and external stakeholders to act responsibly, raise concerns and report any potential instances of unethical practices within Pembina, rather than overlooking a problem or seeking a resolution of the problem outside Pembina. In addition to raising concerns directly with Pembina management, individuals may report concerns anonymously and on a confidential basis through Pembina's whistleblower line, which is available 24 hours a day, seven days a week both online and through a toll-free number, or to the Chair of the Audit Committee of the Board of Directors. Complaints received by Pembina under its Whistleblower Policy are promptly and thoroughly investigated.
Security Policy
Pembina is committed to protecting people, the environment, information and assets, complying with legal and regulatory requirements and meeting or exceeding industry standards and best practices. These areas are of paramount importance to management, employees and contractors at the Company. Pembina believes that excellence in security management is essential to the well-being of the Company. As such, Pembina is committed to ensuring security threats and associated risks are identified and managed with appropriate mitigation and response procedures to minimize the impact of security incidents adversely affecting Pembina's stakeholders, information, logistical/physical infrastructure and property, and to ensure compliance with all applicable company policies, security regulations and standards.
Privacy Policy
Pembina is committed to maintaining the accuracy, confidentiality and security of personal information in accordance with applicable privacy laws. Protection of personal information is of paramount importance to management, employees and contractors at the Company. Pembina's Privacy Policy sets out the manner in which Pembina collects, uses, discloses, protects and otherwise manages personal information.
Respectful Workplace Policy (Canada)/Policy Prohibiting Harassment and Discrimination (United States)
Pembina is committed to providing a respectful workplace in which all people are treated with respect and dignity. The safety and well-being of everyone working for or in connection with Pembina is a priority. Harassment, discrimination and violence will not be tolerated in any form. These policies establish clear standards and expectations for all staff to prevent and protect individuals from harassment, discrimination and violence in the workplace.
Supplier Code of Conduct
Pembina prides itself on working with suppliers who place safety as a top priority, uphold the highest standards of ethics and integrity, and are economically, environmentally, and socially responsible. The purpose of the Supplier Code of Conduct is to help ensure Pembina works with suppliers who share our commitment to the following principles: creating a safe workplace; environmental stewardship; equity, diversity, and inclusion; protection of human rights; no forced labour or child labour; ethics, integrity and compliance; anti-corruption and anti-bribery; and privacy, confidentiality, and information security. These principles help shape Pembina's business philosophy on a day-to-day basis.

Social, Community and Indigenous Engagement
Community Engagement
Pembina is committed to building long-term relationships with communities, where we are welcomed as a safe and responsible partner whose positive social impact creates significant value for all our stakeholders.
Pembina's guiding principles on its approach to community engagement are set out in Pembina's Community Relations Policy. See "Other Information Relating to Pembina's Business – Corporate Governance – Corporate Governance Policies".
Pembina's community engagement helps to identify and understand local priorities, which may be supported through its community investment program. Three pillars guide Pembina’s community investment program strategy, ensuring a balanced approach to decision making. The three pillars are: strong Indigenous communities; safe, inclusive and connected communities; and a sustainable future. Through these three community investment pillars, Pembina aspires to create resilient, thriving communities by supporting initiatives that matter to the community and connecting employees to the communities where Pembina operates.
Indigenous Engagement
Pembina recognizes that in order to achieve its business goals, the Company needs to work closely with communities across its operations, including Indigenous communities.
Pembina's guiding principles on its engagement with Indigenous communities are set out in Pembina's Indigenous & Tribal Relations Policy. See "Other Information Relating to Pembina's Business – Corporate Governance – Corporate Governance Policies".
Pembina's projects may take place on lands where Indigenous communities may have rights and title. Pembina strives to engage with Indigenous communities early in the development phase of proposed developments, and to conduct meaningful consultation to understand potential impacts, seek mitigations, discuss possible benefits associated with the Company's proposed developments, and ensure better planned, executed and remediated projects. Pembina's engagement and consultation often exceed regulatory requirements and can take a variety of forms, such as personal meetings, desktop reviews, and site visits. Indigenous communities also have a unique understanding of the environment; Pembina works with Indigenous communities to understand their perspectives and, where possible, incorporates these perspectives into the Company's day-to-day business. Pembina is actively working to create awareness amongst Indigenous communities regarding environmental requirements and programs associated with its projects.
Pembina's five-year Indigenous Engagement Strategy and Path to Reconciliation underscores a strong commitment to reconciliation, long-term relationship building with Indigenous communities in its operating areas and expanding Pembina's social and economic benefits to communities. The Indigenous Engagement Strategy and Path to Reconciliation outlines Pembina's path to reconciliation, focuses on four directions and is aligned with the Truth and Reconciliation Commission of Canada's Calls to Action.
The four directions under Pembina's Indigenous Engagement Strategy and Path to Reconciliation are:
•Lifecycle Alignment – Building, maintaining and formalizing long-term relationships with Indigenous and Tribal communities near our projects and operations, and embedding Indigenous inclusion and engagement in governance, internal policies, standards and processes for decision making.
•Economic Reconciliation – Supporting equitable access to jobs, training and education opportunities, and working with Indigenous communities to gain long-term sustainable benefits from economic development projects. This also includes ensuring procurement opportunities are available to Indigenous contractors within Pembina's asset areas.
•Community Development – Creating long-term community relationships and collaboratively identifying sustainable partnerships based on community needs and opportunities in alignment with Pembina's community investment strategy.

•Cultural Appreciation – Providing Indigenous cultural awareness training and educational opportunities for Pembina senior leadership and employees, while recognizing there are many distinct Indigenous communities and Tribes with unique languages, cultures, traditions, rights, priorities and protocols.
Pembina seeks to develop sustainable business relationships with Indigenous communities that deliver safety, performance, cost competitiveness and quality. By developing business relationships and increasing economic opportunities for Indigenous suppliers, Pembina's goal is to increase and sustain the capability and capacity of Indigenous suppliers. Pembina's Standard for Local, Indigenous and Tribal Contracting ensures the inclusion of capable Indigenous suppliers in Pembina's work. As part of this standard, and through Pembina's competitive processes, suppliers are required to demonstrate (and are evaluated on) their commitment to Indigenous economic development, inclusion partnerships and strategic alliances. Further, this standard helps to support Pembina's commitment to Indigenous economic reconciliation as part of Call to Action 92 of the Truth and Reconciliation Commission of Canada: Calls to Action.
Pembina believes that the future of Canada's energy sector development is inextricably linked to meaningful partnerships and commercial relationships with Indigenous communities. In 2023, Pembina continued to advance two Indigenous-led partnerships on two significant projects:
•Pembina has partnered with the Haisla Nation to develop the proposed Cedar LNG Project, which is expected to be the largest First Nations-owned infrastructure project in Canada with one of the cleanest environmental profiles in the world; and
•Pembina formed Chinook Pathways with Western Indigenous Pipeline Group to pursue ownership of the Trans Mountain Pipeline, following completion of the construction of the Trans Mountain Expansion project.
See "Description of Pembina's Business and Operations – Marketing & New Ventures Division".
Finally, Pembina is focused on giving back to communities where we live and work in alignment with Pembina's community investment strategy. See "Social, Community and Indigenous Engagement – Community Engagement".
Indemnification and Insurance
Pembina maintains insurance to provide coverage in relation to the ownership of its assets and also maintains standard director and officer insurance consistent with industry practice.
Pembina believes that it has procured such insurance coverage as would be maintained by a prudent owner and operator of the type of assets owned and operated by Pembina. This insurance coverage is subject to limits and exclusions or limitations on coverage that Pembina considers reasonable given the cost of procuring such insurance and current operating conditions. However, there can be no assurance that insurance coverage will be adequate in any particular situation or that insurers will be able to fulfill their obligations should a claim be made. Further, there can be no assurance that such insurance coverage will be available in the future on commercially reasonable terms or at commercially reasonable rates.
Employees
As at December 31, 2023, Pembina employed 2,837 personnel, of which 1,748 were located in our field offices and engaged in the performance of field operations and superintendence activities, and 1,089 were located in our Calgary, Alberta office and engaged in the performance of facilities engineering, systems, management, finance, accounting, administration, human resources, information services, drafting, business development, safety and environmental services and other activities. Of the above field operations employees, 180 are unionized. Pembina's workforce is relatively stable with limited turnover. To ensure Pembina attracts and retains an engaged workforce, employees are provided a comprehensive total rewards package, including benefits, savings, a retirement plan and incentive compensation programs.
In addition to Pembina's employees, the Company also uses independent contractors throughout the organization to supply a range of services on an as needed basis.

Equity, Diversity and Inclusion
EDI Strategy
In 2023, Pembina demonstrated its continued commitment, accountability and maturation of EDI, by developing a culture and inclusion strategy and expanding the department to execute on our EDI and culture commitment across Pembina. The purpose of the strategy is: "To create the conditions for high performance by cultivating a workplace where all employees have a sense of belonging". The strategy includes three key pillars to support this purpose:
•evolve into a learning organization that creates the conditions for high performance;
•create an employee experience that is centered in relationships that demonstrate our values; and
•embed inclusive and equitable policies, processes, and programs into all areas of the business.
Pembina’s commitment to culture and inclusion continues to cultivate a diverse and inclusive environment where our employees feel engaged, recognized, and empowered.
Education and Inclusion
2023 is Pembina’s third year of focused commitment to and implementation of its EDI strategy. Through the continued offering of our EDI core programs of EDI Foundations, Conversations for Change, Inclusion Networks and Acknowledgment Months, Pembina's employees had the opportunity to increase understanding, awareness, and alignment with Pembina’s values. These programs have continued to mature and become embedded in the structure and cultural fabric of Pembina, while providing meaningful opportunities for employees to connect, to learn, and to share their experiences, and, ultimately, contribute to building a culture of inclusion and belonging at Pembina.
Pembina recognized many important topics in 2023 through various engagement opportunities, supported by our Inclusion Networks. These included: Black History Month, International Women's Day and the Women in Field summit, Pride and the 2SLBGTQ+ community, Indigenous People's Day, National Day for Truth and Reconciliation, Multicultural Awareness Day, and Men's Mental Health.
EDI Targets

As part of its approved EDI strategy, in December 2021, Pembina announced employee EDI targets. Pembina also has in place Board diversity targets, as further outlined in the Board Diversity Policy (see "Other Information Relating to Pembina's Business – Corporate Governance – Corporate Governance Policies").
Although the targets are a critical measure of our EDI progress, they are also the outcome of an intentional investment in an inclusive and equitable culture and workplace. These targets inform collaborative efforts across the organization to advance EDI priorities, including increasing representation of individuals who belong to one of the four designated groups in the Employee Equity Act (Canada) (the "EEA"): Indigenous persons, people with disabilities, people who are visible minorities and women.
Pembina surpassed its women in executive leadership target, executive diversity target and Board diversity targets, and remains committed to continuing to meet, or exceed, these targets in the future. In 2023, Pembina made meaningful progress towards achieving its other employee EDI targets. Reaching all of the targets is a long-term commitment and will not always be a linear path. Sustained progress requires a multi-pronged approach including creating an inclusive culture to enable the business benefits associated with a diverse workplace.

The graph below outlines Pembina's results against EDI targets as at December 31, 2023:(1)(2)

65
60
55
50
45
40
35
30
25
20
15
10
5
0
Women in Workforce
Women in Executive
Workforce Diversity
Executive Diversity
Women on Board
Board Diversity
2022 Performance (%)
2023 Performance (%)
Target (%)

(1) Women in Workforce and Workforce Diversity metrics are in respect of Pembina's Canadian permanent workforce.
(2) Women in Executive and Executive Diversity metrics are in respect of Pembina's Canadian and U.S. workforce and includes CEO, Senior Vice President and Vice President level positions.

CANADIAN OIL AND GAS INDUSTRY
General
The discussion below provides a high-level overview of the crude oil industry, the NGL and natural gas industry and the midstream infrastructure industry within those commodities, with a focus on western Canada, given that a significant portion of Pembina's operations are situated in Alberta. Pembina also has operations in eastern Canada and the U.S. Volumes which feed into those assets predominantly originate in western Canada before being transported to eastern markets via Pembina and third-party pipelines.
Western Canada is the major source of conventional crude oil, synthetic crude oil, natural gas, bitumen and related products, including NGL and condensate, in Canada. Production comes primarily from Alberta with lesser amounts from British Columbia, Saskatchewan, Manitoba and the Northwest Territories. Synthetic crude oil and bitumen come from the oil sands developments near Fort McMurray, Alberta.
Efficient, low cost, and safe transportation by pipeline, rail and truck from producing fields and facilities to refineries, processing plants and domestic and export markets is essential to the Canadian oil and gas industry.
Canadian Crude and Heavy Oil
Western Canada has one of the world's largest crude oil reserves, and over the past decade, the crude oil industry in western Canada has implemented improved drilling technologies, which have enabled increased recoveries and have enhanced economics. Technologies such as multi-stage hydraulic fracturing have allowed producers to access tighter areas of conventional reserves as well as shales and siltstones, which were previously considered to be uneconomical. Through this development, crude oil produced from the WCSB has significantly increased.
Alberta is also abundant in oil sands – a natural mixture of sand, water, clay and a type of natural heavy oil called bitumen. Once the bitumen is recovered and processed to separate it from the sand and water, it is then upgraded to produce synthetic crude oil. Oil sands may be extracted by surface mining where it is moved by trucks to a processing facility or by in situ processes which use steam, solvents and/or thermal energy to allow the bitumen to be pumped to the surface. Because bitumen is so viscous, it often requires dilution with lighter hydrocarbons, such as condensate, to make it transportable by pipeline.
Crude oil production is generally consumed in refineries. Refineries are widely distributed geographically and can be located anywhere along the transportation chain, from the production basin hub locations to mid-point junctions on transmission networks to tidewater where foreign production is able to access North American markets via marine transport.
Pipelines continue to be the safest, most economical and predominant mode of transporting large amounts of crude oil, however, transporting hydrocarbon products by rail is an alternative given the extensive rail infrastructure network across North America.
Product Transportation
Feeder pipeline systems gather petroleum products from producing fields and facilities for transport to regional centres for storage, refining and connection to larger pipelines. From these centres, petroleum products are further transported by export pipeline or rail systems either to domestic markets in western or eastern Canada or to markets in the northern U.S., mid-west U.S. and U.S. gulf coast for end-use or used as feedstock in refineries or the petrochemical industry. The major operational centre for the Canadian oil and natural gas industry is the Edmonton/Fort Saskatchewan area of Alberta, which is the largest crude oil refining centre in western Canada and a major fractionation and market hub for NGL and related products. In addition, the Edmonton/Fort Saskatchewan area is the hub of the Alberta feeder pipeline network and the starting point of many large Canadian export pipelines.
Truck terminals are a means for oil, condensate and NGL production, which is not pipeline connected, to secure transportation access to market.
The export liquids pipelines originating in the Edmonton area are the Trans Mountain Pipeline and the Enbridge Pipeline. Crude oil and refined products delivered to domestic and export markets on the west coast are transported through the Trans Mountain Pipeline. Crude oil and refined products delivered to eastern Canada, the northern U.S. and U.S. gulf coast are transported through the Enbridge Pipeline. NGL delivered to eastern Canadian and export markets are transported through the Enbridge Pipeline. The existing Keystone Pipeline and Express Pipeline also export crude oil from Hardisty, Alberta to the U.S.
Crude storage assets provide numerous strategic advantages, including access to buffer volumes to fulfill downstream obligations when upstream production interruptions occur, capacity for egress interruptions that would otherwise impact upstream production, exploiting market price differentials between commodity grades and over time, and the ability to finely control crude specification quality through in-tank or in-line blending of various crude commodity grades.
Natural Gas Liquids
The NGL industry involves the production, storage, fractionation and transportation of products that are extracted from natural gas prior to its sale to end-use customers. Natural gas is a mixture of various hydrocarbon components, the most abundant of which is methane. The higher value hydrocarbons, which include ethane (C2), propane (C3), butane (C4) and condensate (C5+), are generally in gaseous form at the pressures and temperatures under which natural gas is gathered and transported. NGL extraction facilities recover NGL mix from natural gas in a liquid form. The majority of NGL supply in western Canada is derived from natural gas processing, with the remainder derived from the refining of crude oil. The profitability of the industry is based on the products extracted being of greater economic value as separate commodities (net of the costs of extraction and transportation) than as components of natural gas.
The NGL value chain begins with the gathering of gas produced from the wellhead and moving it to a gas plant. The gas is then processed through field processing plants and mainline extraction facilities, as well as treated for removal of water, sulphur and other impurities. The value chain culminates with the transportation of NGL mix from the gas plant via pipeline to fractionation facilities where the NGL mix will be separated into saleable products and marketed to the final NGL customers.
Condensate is produced naturally at the wellhead when natural gas is brought to the surface at a gas well. It is then either trucked to a connection point on a pipeline or the natural gas plant may be connected directly into a gathering pipeline system for onward delivery to market. Condensate is used primarily as a diluent to blend with heavy crude oil and bitumen to decrease viscosity and density, allowing transport in pipelines. In addition, condensate is used as a refinery feedstock in the production of gasoline, kerosene and jet fuel. With the growth in demand for diluents for heavy oil transportation, there is a requirement to manage diluents prior to injection into the various diluent delivery pipelines. This demand includes accessing the greatest variety of diluents, meeting diluent quality specifications and storage.
The North American markets for NGL are largely continental in nature, though exports are rapidly increasing, with end uses varying substantially by product, from heating and transportation fuels to petrochemical and crude oil refining feed stocks. Ethane is used as feedstock for the petrochemical industry. Propane is the most versatile of the NGL products with uses such as home and commercial heating, crop drying, cooking, motor fuel and petrochemical feedstock. Butane is used primarily in gasoline blending, either directly or in the production of iso-octane and as a diluent for heavy oil.
NGL Extraction
NGL is recovered at three distinct types of facilities: natural gas field plants, natural gas mainline straddle plants and oil refineries. Field plants process raw natural gas, which is produced from wells in the immediate vicinity, to remove impurities such as water, sulphur and carbon dioxide prior to the delivery of natural gas to the major natural gas pipeline systems. Field plants also remove almost all condensate and as much as 65 percent of propane and 80 percent of butane to meet pipeline specifications, leaving ethane and unrecovered NGL in the natural gas. Most western Canadian field plants do not extract ethane but leave it in the natural gas. Once processed, the natural gas is then compressed and delivered to one of the major gas transmission systems in the region. In Alberta, any residual NGL and ethane in the natural gas is extracted at mainline straddle plants prior to export.
NGL extraction produces a mixed hydrocarbon product (either ethane-plus (C2+) or propane-plus (C3+)), which must be further processed in subsequent steps to separate out the individual products. At most field facilities, only sufficient NGL to make the natural gas marketable is extracted; however, with the addition of deep cut processing facilities and mainline straddle plants, further NGL extraction is possible to ensure the maximum amount of NGL is recovered. NGL products have historically been priced relative to oil, so this additional level of recovery is dependent on the relative value between oil and natural gas. As the relative price of oil versus natural gas increases, the economic impetus for this activity is also increased.

NGL Fractionation
NGL mix extracted at field plants and straddle plants is transported via pipelines, truck or rail to fractionation facilities, which separate the mix into its components: ethane, propane, butane and condensate. Due to size, storage and transportation limitations, fractionation generally does not occur at field plants, but rather at larger, well-connected, centralized locations. Once fractionated, the products are stored and transported to end markets by pipeline, truck or rail.
NGL Transportation
The efficient movement of NGL products requires significant infrastructure, including transportation assets (pipelines, trucks and rail cars), storage facilities, and terminals (rail and truck). The safest, most efficient and lowest-cost means for moving NGL products to markets is by pipeline. The Canadian energy sector has an extensive pipeline network for the transportation of NGL to fractionation facilities, petrochemical complexes, underground storage facilities and the end-user. Pipelines serve as the main mode of NGL transportation (pre- and post-fractionation). Additionally, most NGL are transported by truck and rail.
NGL Storage
Storage assets offer a number of key strategic advantages, which include: (i) providing the necessary operational buffer between production of NGL (which varies daily depending on gas flows and composition) and their consumption (which can vary from day-to-day and season-to-season depending on market needs); (ii) allowing for storage of NGL products for future utilization; and (iii) exploiting seasonal price differentials that may develop over the course of a year (particularly for propane and butane).
Natural Gas Transportation
The efficient movement of natural gas requires significant infrastructure, including pipelines and storage facilities. The safest, most efficient and the lowest-cost means for moving natural gas to markets is by pipeline. The Canadian energy sector has an extensive pipeline network for the transportation of natural gas to field plants and extraction facilities. Pipelines serve as the main mode of natural gas transportation, and growing natural gas supply and pipeline infrastructure over the past several years has created increased competition throughout North America.
The natural gas transportation industry from western Canada to eastern markets has historically been serviced by companies affiliated with TC Energy, with most natural gas volumes being transported on the TransCanada PipeLines Limited Canadian Mainline. The Canadian Mainline carries natural gas from the WCSB to Ontario, where it is further transported to eastern Canada and the United States via various interconnections. There are currently no other major pipeline systems which carry natural gas to eastern Canada.
Natural gas transportation to the United States has multiple service options, with several pipelines connecting the WCSB to natural gas markets south of the Canadian border. The Alliance Pipeline delivers rich gas from the WCSB to natural gas markets through Aux Sable U.S.'s Channahon Facility in Illinois, which extracts NGL from the natural gas transported before delivery to downstream pipelines, servicing the United States Midwest. The BC Pipeline (or the Westcoast Transmission System), owned by Enbridge, transports natural gas from Fort Nelson, British Columbia, and Gordondale, Alberta, south to the Canada-United States border at Huntingdon/Sumas, where it services markets in British Columbia and the United States Pacific Northwest. The TC Energy-owned Northern Border Pipeline transports WCSB natural gas to consumers in the United States Midwest, while the TC Energy-owned Gas Transmission Northwest pipeline system transports WCSB and Rockies natural gas to the United States Pacific Northwest and to California.
West Coast LNG
In recent years, an increasing number of LNG facilities have been proposed for development on the west coast of Canada to transport LNG to Asian markets, providing Canadian natural gas producers with greater access to global markets. In October 2018, the joint venture partners of the LNG Canada export terminal announced a positive final investment decision in respect of the facility. Once complete, the project will allow producers in northeastern British Columbia to transport natural gas to the LNG Canada liquefaction facility and export terminal in Kitimat, British Columbia via the Coastal GasLink pipeline. Mechanical completion of the Coastal GasLink pipeline occurred in November 2023.

DESCRIPTION OF THE CAPITAL STRUCTURE OF PEMBINA
The authorized capital of Pembina consists of an unlimited number of Common Shares, a number of Class A Preferred Shares, issuable in series, not to exceed 254,850,850 Class A Preferred Shares, and an unlimited number of Class B Preferred Shares. As of December 31, 2023, there were approximately 549 million Common Shares outstanding, and approximately 11 million Common Shares issuable pursuant to outstanding options under the Option Plan. On December 19, 2023, Pembina issued 29.9 million Subscription Receipts pursuant to the Subscription Receipt Offering, which Subscription Receipts entitle the holders thereof to receive, among other things, one Common Share for each Subscription Receipt held upon completion of the Alliance/Aux Sable Acquisition, as more particularly described under "Subscription Receipts" below. In addition, 10 million Series 1 Class A Preferred Shares, 6 million Series 3 Class A Preferred Shares, 10 million Series 5 Class A Preferred Shares, 10 million Series 7 Class A Preferred Shares, 9 million Series 9 Class A Preferred Shares, 8 million Series 15 Class A Preferred Shares, 6 million Series 17 Class A Preferred Shares, 8 million Series 19 Class A Preferred Shares, approximately 15 million Series 21 Class A Preferred Shares, approximately 1 million Series 22 Class A Preferred Shares, 10 million Series 25 Class A Preferred Shares and 600,000 Series 2021-A Class A Preferred Shares were issued and outstanding as of December 31, 2023.
The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares, the Class A Preferred Shares and the Class B Preferred Shares.
Common Shares
Holders of Common Shares are entitled to receive notice of and to attend all meetings of Shareholders and to one vote at such meetings for each Common Share held. The holders of the Common Shares are, at the discretion of the Board of Directors and subject to applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares, and are entitled to share in the remaining property of Pembina upon liquidation, dissolution or winding-up, subject to the rights of the holders of the Class A Preferred Shares and Class B Preferred Shares.
Pembina has a shareholder rights plan (the "Plan") that was adopted to ensure, to the extent possible, that all Shareholders are treated fairly in connection with any takeover bid for Pembina and to ensure that the Board is provided with sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize Shareholder value. The Plan creates a right that attaches to each present and subsequently issued Common Share. Until the Separation Time (as defined in the Plan), which typically occurs at the time of an unsolicited takeover bid, whereby a person acquires or attempts to acquire 20 percent or more of the Common Shares, the rights are not separable from the Common Shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent acquirer, from and after the Separation Time and before certain expiration times, to acquire one Common Share at a substantial discount to the market price at the time of exercise. The Board of Directors may waive the application of the Plan in certain circumstances. The Plan was reconfirmed by Shareholders at Pembina's 2022 annual meeting of Shareholders and must be reconfirmed at every third annual meeting of Shareholders thereafter. Accordingly, the Plan, with such amendments as the Board of Directors determines to be necessary or advisable, and as may otherwise be required by law, is expected to be placed before Shareholders for approval at Pembina's 2025 meeting of Shareholders. A copy of the agreement relating to the current Plan has been filed on Pembina's SEDAR+ and EDGAR profiles on May 13, 2016 and May 31, 2016, respectively.
Class A Preferred Shares
The Class A Preferred Shares were not intended to and will not be used by the Company for anti-takeover purposes without Shareholder approval. Subject to certain limitations, the Board may, from time to time, issue Class A Preferred Shares in one or more series and determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The Class A Preferred Shares as a class have, among others, the provisions described below.
Each series of Class A Preferred Shares shall rank on parity with every other series of Class A Preferred Shares, and shall have priority over the Common Shares, the Class B Preferred Shares and any other class of shares ranking junior to the Class A Preferred Shares with respect to redemption, the payment of dividends, the return of capital and the distribution of assets in the event of the liquidation, dissolution or winding-up of Pembina. The Class A Preferred Shares of any series may also be given such preferences, not inconsistent with the provisions thereof, over the Common Shares, the Class B Preferred Shares and over any other class of shares ranking junior to the Class A Preferred Shares, as may be determined by the Board.
In the event of the liquidation, dissolution or winding-up of Pembina, if any cumulative dividends or amounts payable on a return of capital in respect of a series of Class A Preferred Shares are not paid in full, the Class A Preferred Shares of all series shall participate rateably in: (i) the amounts that would be payable on such shares if all such dividends were declared at or prior to such time and paid in full; and (ii) the amounts that would be payable in respect of the return of capital as if all such amounts were paid in full; provided that if there are insufficient assets to satisfy all such claims, the claims of the holders of the Class A Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining shall be applied towards the payment and satisfaction of claims in respect of dividends. After payment to the holders of any series of Class A Preferred Shares of the amount so payable, the holders of such series of Class A Preferred Shares shall not be entitled to share in any further distribution of the property or assets of Pembina in the event of the liquidation, dissolution or winding-up of Pembina.
Holders of any series of Class A Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class A Preferred Shares or a series thereof) to receive notice of, attend at, or vote at any meeting of Shareholders of Pembina, unless the Board shall determine otherwise in the terms of a particular series of Class A Preferred Shares, in which case voting rights shall only be provided in circumstances where Pembina shall have failed to pay a certain number of dividends on such series of Class A Preferred Shares, which determination and number of dividends and any other terms in respect of such voting rights, shall be determined by the Board and set out in the designations, rights, privileges, restrictions and conditions of such series of Class A Preferred Shares. Other than as set out below, the material characteristics of each series of Class A Preferred Shares are substantially the same.
The table below outlines the number of outstanding, and the material provisions of, each of the issued series of Class A Preferred Shares.

Series	Issue Date	Issued and Outstanding	Amount (C$)	Annual Dividend Rate	Redemption and Conversion Option Date(2)	Reset Spread	Per Share Base Redemption/ Liquidation Value	Right to Convert on a one-for-one basis(4)
1	July 26, 2013	10,000,000	$250,000,000	$1.63125(1)	December 1, 2028	2.47%(3)	$25.00	Series 2
3	October 2, 2013	6,000,000	$150,000,000	$1.11950(1)	March 1, 2024	2.60%(5)	$25.00	Series 4
5	January 16, 2014	10,000,000	$250,000,000	$1.14325(1)	June 1, 2024	3.00%(3)	$25.00	Series 6
7	September 11, 2014	10,000,000	$250,000,000	$1.09500(1)	December 1, 2024	2.94%(3)	$25.00	Series 8
9	April 10, 2015	9,000,000	$225,000,000	$1.07550(1)	December 1, 2025	3.91%(3)	$25.00	Series 10
15	October 2, 2017(6)	8,000,000	$200,000,000	$1.54100(7)	September 30, 2027	2.92%(3)	$25.00	Series 16
17	October 2, 2017(6)	6,000,000	$150,000,000	$1.20525(7)	March 31, 2024	3.01%(3)	$25.00	Series 18
19	October 2, 2017(6)	8,000,000	$200,000,000	$1.17100(7)	June 30, 2025	4.27%(3)	$25.00	Series 20
21	December 7, 2017	14,971,870	$374,296,750	$1.57550(1)	March 1, 2028	3.26%(8)	$25.00	Series 22
22	March 1, 2023	1,028,130	$25,703,250	$2.10525(9)	March 1, 2028	3.26%(9)	$25.00	Series 21
25	December 16, 2019(10)	10,000,000	$250,000,000	$1.62025(11)	February 15, 2028	3.51%(12)	$25.00	Series 26
2021-A(13)	January 25, 2021	600,000	$600,000,000	N/A(13)	N/A(13)	N/A	$1,000.00	N/A
Notes:
(1)    The holder is entitled to receive a fixed, cumulative preferential dividend per year payable quarterly on the first day of March, June, September and December, as declared by the Board of Directors.
(2)    The Company may, at its option, redeem all or a portion of an outstanding series of Class A Preferred Shares on the Redemption Option Date and every fifth year thereafter for the Base Redemption Value per share plus all accrued and unpaid dividends.
(3)    The dividend rate will reset on the Redemption and Conversion Option Date and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus the applicable Reset Spread noted above.
(4)    A holder has the right, subject to certain conditions, to convert their Class A Preferred Shares into cumulative redeemable Class A Preferred Shares of a specified series on the Conversion Option Date and every fifth anniversary thereafter. The even numbered series of Class A Preferred Shares carry the right to receive floating, cumulative preferential dividends at a rate, reset quarterly, equal to the sum of the then 90 day Government of Canada treasury bill rate plus the applicable Reset Spread noted above.
(5)    The dividend rate will reset on the Redemption and Conversion Option Date and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus the applicable Reset Spread noted above. The Series 3 Class A Preferred Shares will have an annual dividend rate of $1.50475 for the five-year period from, and including, March 1, 2024 to, but excluding, March 1, 2029.
(6)     Effective October 2, 2017 and pursuant to the Veresen Acquisition, all of the outstanding Veresen Series A, C and E Preferred Shares were exchanged for Series 15, 17 and 19 Class A Preferred Shares, respectively.

(7)     The holder is entitled to receive a fixed, cumulative preferential dividend per year payable quarterly on the last day of March, June, September and December, as declared by the Board of Directors.
(8)     The dividend rate will reset on the Redemption and Conversion Option Date and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus the applicable Reset Spread noted above, provided that in any event, the rate for the Series 21 Class A Preferred Shares shall not be less than 4.90 percent.
(9)     The holder is entitled to receive a quarterly floating rate, cumulative preferential dividend payable on the first day of March, June, September and December, as declared by the Board of Directors. The Series 22 Class A Preferred Shares will have an annual dividend rate of $2.07275 for the three-month period from, and including, March 1, 2024 to, but excluding, June 1, 2024. The annual dividend rate will reset quarterly on the first day of March, June, September and December in each year and will be equal to the sum of the then 90 day Government of Canada treasury bill rate plus the applicable Reset Spread noted above.
(10)    Effective December 16, 2019 and pursuant to the Kinder Morgan Canada Acquisition, all of the outstanding KML Series 1 and 3 Preferred Shares were exchanged for Series 23 and 25 Class A Preferred Shares, respectively. On November 15, 2022, Pembina redeemed all of the issued and outstanding Series 23 Class A Preferred Shares.
(11)    The holder is entitled to receive a fixed, cumulative preferential dividend per year payable quarterly on the 15th day of February, May, August and November, as declared by the Board of Directors.
(12)    The dividend rate will reset on the Redemption and Conversion Option Date and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus the applicable Reset Spread noted above, provided that in any event, the rate for the Series 25 Class A Preferred Shares shall not be less than 5.20 percent.
(13)    The Series 2021-A Class A Preferred Shares were issued to the Computershare Trust Company of Canada, to be held in trust to satisfy Pembina's obligations under the Subordinated Note Indenture, in connection with the issuance of the Subordinated Notes, Series 1. Holders of the Series 2021-A Class A Preferred Shares shall not be entitled to receive any dividends, nor shall any dividends accumulate or accrue, on the Series 2021-A Class A Preferred Shares prior to delivery to the holders of the Subordinated Notes, Series 1 following the occurrence of certain bankruptcy or insolvency events in respect of Pembina. See "Description of the Capital Structure of Pembina - Subordinated Notes, Series 1". If at any time, Pembina redeems, purchases for cancellation or repays the Subordinated Notes, Series 1 such number of Series 2021-A Class A Preferred Shares with an aggregate issue price equal to the principal amount of Subordinated Notes, Series 1 redeemed, purchased for cancellation or repaid by Pembina will be redeemed in accordance with the terms of the Series 2021-A Class A Preferred Shares.
Class B Preferred Shares
The Class B Preferred Shares were not intended to and will not be used by the Company for anti-takeover purposes without Shareholder approval. If at any time a holder of Class B Preferred Shares ceases to be, or is not, a direct or indirect wholly-owned subsidiary of Pembina, Pembina, with or without knowledge of such event, shall be deemed, without further action or notice, to have automatically redeemed all of the Class B Preferred Shares held by such holder in exchange for the redemption amount per Class B Preferred Share as set out in Pembina's articles together with all declared but unpaid dividends thereon (the "Redemption Amount").
Holders of Class B Preferred Shares are not entitled to receive notice of, to attend or to vote at any meeting of the Shareholders, except as required by law. The Class B Preferred Shares are retractable and redeemable at the option of the holder thereof and Pembina, respectively.
The holders of Class B Preferred Shares shall be entitled to receive, if and when declared by the Board of Directors, preferential non-cumulative dividends and upon the liquidation, dissolution or winding-up of Pembina, the holders of Class B Preferred Shares shall be entitled to receive for each such share, in priority to the holders of Common Shares, the Redemption Amount.
There are currently no Class B Preferred Shares outstanding.
Subscription Receipts
On December 19, 2023, Pembina closed the Subscription Receipt Offering, pursuant to which Pembina issued and sold 29,900,000 subscription receipts ("Subscription Receipts") at a price of $42.85 per Subscription Receipt for total gross proceeds of approximately $1.28 billion. Each Subscription Receipt entitles the holder thereof to receive (i) automatically, upon the closing of the Alliance/Aux Sable Acquisition, without any further action on the part of the holder thereof and without payment of additional consideration, one Common Share, and (ii) Dividend Equivalent Payments during the period from December 19, 2023 to, but excluding, the closing date of the Alliance/Aux Sable Acquisition or to, and including, the date of a Termination Event, as applicable. See "General Developments of Pembina – Developments in 2023" for details on the Alliance/Aux Sable Acquisition.
The gross proceeds from the sale of the Subscription Receipts, less 50 percent of the underwriters' fee (such amount, together with any interest and other income received or credited thereon and any interest and other income received or credited on such interest and other income, the "Escrowed Funds") are being held in escrow until the earlier of the delivery of the Escrow Release Notice and Direction and the Termination Time by Computershare Trust Company of Canada, as subscription receipt agent (the "Subscription Receipt Agent"), and deposited or invested, as applicable, pursuant to the terms of the Subscription Receipt Agreement, provided that Dividend Equivalent Payments may be made from the Escrowed Funds. Provided that the Escrow Release Notice and Direction is delivered to the Subscription Receipt Agent on or prior to the Termination Time, the

Escrowed Funds, less the remaining 50 percent of the underwriters' fee and any amounts required to satisfy any unpaid Dividend Equivalent Payments, will be released by the Subscription Receipt Agent to or as directed by Pembina and will be used to fund a portion of the purchase price for the Alliance/Aux Sable Acquisition.
While the Subscription Receipts remain outstanding, holders thereof will be entitled to receive payments per Subscription Receipt equal to the cash dividends per Common Share, if any, paid or payable to holders of Common Shares in respect of all record dates for such dividends occurring from December 19, 2023 to, but excluding, the closing date of the Alliance/Aux Sable Acquisition or to, and including, the Termination Date, as applicable, to be paid to Subscription Receipt holders of record on the record date for the corresponding dividend on the Common Shares on the date on which such dividend is paid to holders of Common Shares, net of any applicable withholding taxes (each, a "Dividend Equivalent Payment").
If a Termination Event occurs, the Subscription Receipt Agent will pay to each holder of Subscription Receipts an amount per Subscription Receipt equal to the applicable Termination Payment.
In the event that the Termination Date occurs after a dividend has been declared on the Common Shares but before the record date for such dividend, holders of Subscription Receipts will receive, as part of the Termination Payment, a pro rata Dividend Equivalent Payment in respect of such dividend declared on the Common Shares equal to the amount of such dividend multiplied by a fraction equal to: (i) the number of days from, and including, the date of the prior Dividend Equivalent Payment (or, if none, December 19, 2023) to, but excluding, the Termination Date; divided by (ii) the number of days from, and including, the date of the prior Dividend Equivalent Payment (or, if none, the prior payment date for dividends on the Common Shares) to, but excluding, the date on which such dividend is paid to holders of Common Shares. If the Termination Date occurs on a record date or following a record date for a dividend on the Common Shares but on or prior to the payment date for such dividend, Subscription Receipt holders of record on the record date will be entitled to receive the full Dividend Equivalent Payment.
Credit Facilities
Pembina's credit facilities as at December 31, 2023 consisted of an unsecured $1.0 billion sustainability-linked revolving credit facility due June 2027 (the "SLL Credit Facility"), an unsecured $1.5 billion revolving credit facility due June 2028 (the "Revolving Credit Facility"), which includes a $750 million accordion feature, and an unsecured $50 million operating facility due May 2024 and which is typically renewed on an annual basis. Pembina also has an unsecured U.S. $250 million non-revolving term loan due May 2025. The terms and conditions of the U.S. $250 million non-revolving term loan, including financial covenants, are substantially similar to the Revolving Credit Facility. There are no repayments due over the term of any of Pembina's credit facilities. As at December 31, 2023, Pembina had $778 million drawn on revolving and non-revolving bank debt and $137 million in cash, leaving approximately $2.2 billion of cash and unutilized debt facilities.

Medium Term Notes
Subject to certain conditions, as noted below, Pembina may redeem each series of Medium Term Notes, either in whole, or in part, upon not less than 30 (except, in the case of the Medium Term Notes, Series 16, Medium Term Notes, Series 17, Medium Term Notes, Series 18, Medium Term Notes, Series 19, Medium Term Notes, Series 20, Medium Term Notes, Series 21 and the Medium Term Notes, Series 22, not less than 10) and not more than 60 days prior notice, at a price equal to the greater of (i) par and (ii) the Canada Yield Price (as defined below), plus, in either case, accrued but unpaid interest, if any, to, but excluding, the date of redemption. In addition, certain Medium Term Notes can be redeemed at par within three or six months of the maturity date thereof. In respect of the Medium Term Notes, "Canada Yield Price" means, in effect, a price equal to the price of a specific series of Medium Term Notes, as applicable, calculated in accordance with generally accepted financial practice in Canada to provide a yield to maturity equal to the Government of Canada Yield (as defined below) plus the Redemption Premium set forth in the table below. In respect of the Medium Term Notes, "Government of Canada Yield" means, on any date, in effect, the yield to maturity on such date compounded semi-annually which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100 percent of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the specified series of Medium Term Notes, as applicable. The Government of Canada Yield will be the average of the yields determined by two major Canadian investment dealers selected by Pembina. In certain circumstances following a Change of Control (as such term is defined in the Senior Note Indenture) and a resulting downgrade in the ratings of the Medium Term Notes to below an investment grade, Pembina will be required to make an offer to repurchase all or, at the option of any holder of Medium Term Notes, any part, at a purchase price payable in cash equal to 101 percent of the aggregate outstanding principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. After certain dates (as set forth below), the Medium Term Notes, Series 3, 4, 5, 6, 7, 9, 10, 11, 12, 13, 15, 16, 17, 18, 19, 20, 21 and 22 may be redeemed at a price equal to par, plus accrued but unpaid interest, if any, to but excluding the date of redemption.
In addition to the optional redemption provisions described above, Pembina will be required to redeem the Medium Term Notes, Series 20 and Medium Term Notes, Series 21 at a price equal to 101% of the aggregate principal amount of the Medium Term Notes, Series 20 and Medium Term Notes, Series 21, plus accrued and unpaid interest to, but excluding, the date of redemption, if (i) the closing of the Alliance/Aux Sable Acquisition has not occurred on or prior to 5:00 p.m. (Calgary time) on the Outside Date; (ii) the Alliance/Aux Sable Purchase and Sale Agreement is terminated at any time prior to the Outside Date; (iii) Pembina gives notice to Computershare Trust Company of Canada, as trustee for the Medium Term Notes, Series 20 and Medium Term Notes, Series 21, that it does not intend to proceed with the Alliance/Aux Sable Acquisition; or (iv) Pembina announces to the public that it does not intend to proceed with the Alliance/Aux Sable Acquisition.
The table below outlines the aggregate principal amount outstanding, and the material provisions of, each of Pembina's issued series of Medium Term Notes.

Series	Issue Date	Maturity Date	Principal and Outstanding Amount (C$)	Annual Coupon Rate	Optional Redemption Premium (per annum)
3(1)	April 30, 2013	April 30, 2043	$200,000,000	4.75%	0.585%
	February 2, 2015(2)		$150,000,000
	June 16, 2015(2)		$100,000,000
4(3)	April 4, 2014	March 25, 2044	$600,000,000	4.81%	0.450%
5(4)	February 2, 2015	February 3, 2025	$450,000,000	3.54%	0.540%
	June 22, 2023(5)		$100,000,000
6(6)	June 16, 2015	June 15, 2027	$500,000,000	4.24%	0.560%
	June 22, 2023(7)		$100,000,000
7(8)	August 11, 2016	August 11, 2026	$500,000,000	3.71%	0.655%
	May 28, 2020(9)		$100,000,000
9(10)	January 20, 2017	January 21, 2047	$300,000,000	4.74%	0.610%
	August 16, 2017(11)		$250,000,000
10(12)	March 26, 2018	March 27, 2028	$400,000,000	4.02%	0.450%
	January 10, 2020(13)		$250,000,000

Series	Issue Date	Maturity Date	Principal and Outstanding Amount (C$)	Annual Coupon Rate	Optional Redemption Premium (per annum)
11(14)	March 26, 2018	March 26, 2048	$300,000,000	4.75%	0.605%
	January 10, 2020(15)		$500,000,000
12(16)	April 3, 2019	April 3, 2029	$400,000,000	3.62%	0.475%
	January 10, 2020 (17)		$250,000,000
13(18)	April 3, 2019	April 3, 2049	$400,000,000	4.54%	0.640%
	September 12, 2019(19)		$300,000,000
15(20)	September 12, 2019	February 1, 2030	$600,000,000	3.31%	0.485%
16(21)	May 28, 2020	May 28, 2050	$400,000,000	4.67%	0.895%
17(22)	December 10, 2021	December 10, 2031	$500,000,000	3.53%	0.475%
18(23)	December 10, 2021	December 10, 2051	$500,000,000	4.49%	0.650%
19(24)	June 22, 2023	June 22, 2026	$300,000,000	5.72%	0.425%
20(25)	January 12, 2024	January 12, 2032	$600,000,000	5.02%	0.430%
21(26)	January 12, 2024	January 12, 2034	$600,000,000	5.21%	0.480%
22(27)	January 12, 2024	January 12, 2054	$600,000,000	5.67%	0.615%
Notes:
(1)    Pembina may redeem the Medium Term Notes, Series 3, (a) at any time prior to October 30, 2042 at a price equal to the greater of (i) par and (ii) the Canada Yield Price, and (b) at any time on or after October 30, 2042 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption.
(2)    On February 2, 2015 and June 16, 2015, Pembina re-opened its Medium Term Notes, Series 3 for $150 million and $100 million aggregate principal amounts, respectively.
(3)    Pembina may redeem the Medium Term Notes, Series 4, (a) at any time prior to September 25, 2043 at a price equal to the greater of (i) par and (ii) the Canada Yield Price, and (b) at any time on or after September 25, 2043 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption.
(4)    Pembina may redeem the Medium Term Notes, Series 5, (a) at any time prior to November 3, 2024 at a price equal to the greater of (i) par and (ii) the Canada Yield Price, and (b) at any time on or after November 3, 2024 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption.
(5)    On June 22, 2023, Pembina re-opened its Medium Term Notes, Series 5 for $100 million aggregate principal amount.
(6)    Pembina may redeem the Medium Term Notes, Series 6, (a) at any time prior to March 15, 2027 at a price equal to the greater of (i) par and (ii) the Canada Yield Price and (b) at any time on or after March 15, 2027 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption.
(7)    On June 22, 2023, Pembina re-opened its Medium Term Notes, Series 6 for $100 million aggregate principal amount.
(8)    Pembina may redeem the Medium Term Notes, Series 7, (a) at any time prior to May 11, 2026 at a price equal to the greater of (i) par and (ii) the Canada Yield Price and (b) at any time on or after May 11, 2026 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption.
(9)    On May 28, 2020, Pembina re-opened its Medium Term Notes, Series 7 for $100 million aggregate principal amount.
(10)    Pembina may redeem the Medium Term Notes, Series 9, (a) at any time prior to July 21, 2046 at a price equal to the greater of (i) par and (ii) the Canada Yield Price and (b) at any time on or after July 21, 2046 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption.
(11)    On August 16, 2017, Pembina re-opened its Medium Term Notes, Series 9 for $250 million aggregate principal amount.
(12)    Pembina may redeem the Medium Term Notes, Series 10, (a) at any time prior to December 27, 2027 at a price equal to the greater of (i) par and (ii) the Canada Yield Price and (b) at any time on or after December 27, 2027 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption.
(13)    On January 10, 2020, Pembina re-opened its Medium Term Notes, Series 10 for $250 million aggregate principal amount.
(14)    Pembina may redeem the Medium Term Notes, Series 11, (a) at any time prior to September 26, 2047 at a price equal to the greater of (i) par and (ii) the Canada Yield Price and (b) at any time on or after September 26, 2047 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption.
(15)    On January 10, 2020, Pembina re-opened its Medium Term Notes, Series 11 for $500 million aggregate principal amount.
(16)    Pembina may redeem the Medium Term Notes, Series 12, (a) at any time prior to January 3, 2029 at a price equal to the greater of (i) par and (ii) the Canada Yield Price and (b) at any time on or after January 3, 2029 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption.
(17)    On January 10, 2020, Pembina re-opened its Medium Term Notes, Series 12 for $250 million aggregate principal amount.
(18)     Pembina may redeem the Medium Term Notes, Series 13, (a) at any time prior to October 3, 2048 at a price equal to the greater of (i) par and (ii) the Canada Yield Price and (b) at any time on or after October 3, 2048 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption.
(19)    On September 12, 2019, Pembina re-opened its Medium Term Notes, Series 13 for $300 million aggregate principal amount.
(20)    Pembina may redeem the Medium Term Notes, Series 15, (a) at any time prior to November 1, 2029 at a price equal to the greater of (i) par and (ii) the Canada Yield Price and (b) at any time on or after November 1, 2029 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption.
(21)    Pembina may redeem the Medium Term Notes, Series 16, (a) at any time prior to November 28, 2049 at a price equal to the greater of (i) par and (ii) the Canada Yield Price and (b) at any time on or after November 28, 2049 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption.
(22)     Pembina may redeem the Medium Term Notes, Series 17, (a) at any time prior to September 10, 2031 at a price equal to the greater of (i) par and (ii) the Canada Yield Price and (b) at any time on or after September 10, 2031 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption.

(23)     Pembina may redeem the Medium Term Notes, Series 18, (a) at any time prior to June 10, 2051 at a price equal to the greater of (i) par and (ii) the Canada Yield Price and (b) at any time on or after June 10, 2051 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption.
(24)     Pembina may redeem the Medium Term Notes, Series 19, (a) at any time prior to June 22, 2024 at a price equal to the greater of (i) par and (ii) the Canada Yield Price and (b) at any time on or after June 22, 2024 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption.
(25)     Pembina may redeem the Medium Term Notes, Series 20, (a) at any time prior to October 12, 2031 at a price equal to the greater of (i) par and (ii) the Canada Yield Price and (b) at any time on or after October 12, 2031 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption.
(26)     Pembina may redeem the Medium Term Notes, Series 21, (a) at any time prior to October 12, 2033 at a price equal to the greater of (i) par and (ii) the Canada Yield Price and (b) at any time on or after October 12, 2033 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption.
(27)     Pembina may redeem the Medium Term Notes, Series 22, (a) at any time prior to July 12, 2053 at a price equal to the greater of (i) par and (ii) the Canada Yield Price and (b) at any time on or after July 12, 2053 at a price equal to par, plus, in either case, accrued but unpaid interest, if any, to but excluding the date of redemption.

Subordinated Notes, Series 1
Interest and Maturity
Pembina will pay interest on the Subordinated Notes, Series 1 semi-annually, in arrears, on January 25 and July 25 of each year. From January 25, 2021 to January 25, 2031, the Subordinated Notes, Series 1 will bear interest at 4.80 percent per annum. From January 25, 2031, and on every fifth anniversary of such date, the interest rate on the Subordinated Notes, Series 1 will reset for the subsequent five-year period at a rate per annum equal to the Five Year Government of Canada Yield, plus (i) for the period from January 25, 2031 to January 25, 2051, 4.167 percent; and (ii) for the period from January 25, 2051 to January 25, 2081, 4.917 percent. In respect of the Subordinated Notes, Series 1, "Five Year Government of Canada Yield" means the bid yield to maturity (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years, provided that, if such rate is not publicly available, "Five Year Government of Canada Yield" means the average of the yields determined by two registered Canadian investment dealers (each of which is a member of the Investment Industry Regulatory Organization of Canada), selected by Pembina, as being the yield to maturity (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100 percent of its principal amount on such date with a term to maturity of five years.
The Subordinated Notes, Series 1 mature on January 25, 2081.
Deferral Right
So long as no event of default under the Subordinated Note Indenture has occurred and is continuing, Pembina may elect, on any date other than an interest payment date, to defer the interest payable on the Subordinated Notes, Series 1 on one or more occasions for up to five consecutive years. There is no limit on the number of interest deferrals on the Subordinated Notes, Series 1 that may occur.
Redemption
Subject to certain conditions from October 25, 2030 to January 25, 2031 and on any interest payment date or any interest reset date, as applicable, Pembina may redeem the Subordinated Notes, Series 1, at a redemption price equal to par, plus accrued and unpaid (including deferred, as applicable) interest to the date fixed for redemption. Pembina may also redeem the Subordinated Notes, Series 1 in certain other limited circumstances.
Automatic Delivery of the Series 2021-Preferred Shares
Following the occurrence of certain bankruptcy or insolvency events in respect of Pembina, holders of the Subordinated Notes, Series 1, will, subject to certain exceptions, be entitled to receive the Series 2021-A Class A Preferred Shares and any other assets held in trust to satisfy Pembina's obligations under the Subordinated Note Indenture for the Subordinated Notes, Series 1. Upon delivery of the Series 2021-A Class A Preferred Shares, the Subordinated Notes, Series 1 will be immediately and automatically surrendered and cancelled and all rights of any holders of the Subordinated Notes, Series 1 as debtholders of Pembina shall automatically cease.
Credit Ratings
The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and impact the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability to enter into, and the associated costs of entering into, normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of debt securities.
Pembina has paid each of S&P and DBRS their customary fees in connection with the provision of the below ratings. Pembina has not made any payments to S&P or DBRS over the past two years for services unrelated to the provision of such ratings.
DBRS Limited
DBRS has assigned a debt rating of 'BBB (high)' to each issued senior unsecured note of Pembina and assigned a debt rating of 'BBB (low)' to the Subordinated Notes, Series 1.
The BBB rating is the fourth highest of DBRS's ten rating categories for long-term debt, which range from AAA to D. The BBB rating indicates that, in DBRS's view, the rated securities are of adequate investment grade credit quality. The capacity for the payment of financial obligations is considered acceptable; however, the issuer may be vulnerable to future events. DBRS uses "high" and "low" designations on ratings from AA to C to indicate the relative standing of securities being rated within a particular rating category. The absence of a "high" or "low" designation indicates that a rating is in the middle of the category.
Each issued series of Class A Preferred Shares, other than the Series 2021-A Preferred Shares, has been rated 'Pfd-3 (high)' by DBRS. The Pfd-3 rating is the third highest of six rating categories for preferred shares, which range from a high of Pfd-1 to a low of D. "High" or "low" grades are used to indicate the relative standing within a rating category. The absence of either a "high" or "low" designation indicates the rating is in the middle of the category. According to the DBRS rating system, preferred shares rated Pfd-3 are of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection.
When a significant event occurs that directly impacts the credit quality of a particular entity or group of entities, DBRS will attempt to provide an immediate rating opinion. However, if there is uncertainty regarding the outcome of the event, and DBRS is unable to provide an objective, forward-looking opinion in a timely fashion, then the ratings of the issuer will be placed "Under Review".
S&P
S&P has assigned a long-term corporate credit rating on Pembina of 'BBB'. S&P has assigned a rating of 'BBB' to each issued senior unsecured note and a rating of 'BB+' to the Subordinated Notes, Series 1.
The BBB rating is the fourth highest rating, of S&P's ten rating categories for issuances of long-term debt which range from 'AAA' to 'D'. Issues of debt securities rated BBB are judged by S&P to exhibit adequate protection parameters; however, adverse economic conditions or changing circumstances are more likely to weaken the obligor's capacity to meet its financial commitment on the obligation. The BB rating is the fifth highest rating of S&P's ten rating categories for issues of long-term debt. Issues of debt securities rated BB are, according to the S&P rating system, regarded as having significant speculative characteristics. While such securities will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. An obligation rated BB is less vulnerable to non-payment than other speculative issues; however, S&P regards the obligor as facing major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation. Ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.
Each issued series of Class A Preferred Shares, other than the Series 2021-A Preferred Shares, has been rated 'P-3 (High)' by S&P. S&P's ratings for preferred shares range from a high of 'P-1' to a low of 'D'. "High" or "low" grades are used to indicate the relative standing within a rating category. According to the S&P rating system, securities rated P-3 are regarded as having significant speculative characteristics. While such securities will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. An obligation rated P-3 (High) is less vulnerable to non-payment than other speculative issues; however, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

These securities ratings are not recommendations to purchase, hold or sell the securities in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
See "Risk Factors – General Risk Factors – Credit Ratings".
Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer

Designation of Class	Number of Securities Held in Escrow or that are Subject to a Contractual Restriction on Transfer	Percentage of Class
Series 2021-A Class A Preferred Shares(1)	600,000	0.64%
Note:
(1)    See "Description of the Capital Structure of Pembina – Class A Preferred Shares" for additional information relating to the Series 2021-A Class A Preferred Shares, including the name of the trustee of the Series 2021-A Class A Preferred Shares and the date of and conditions governing the automatic delivery of the Series 2021-A Class A Preferred Shares to the holders of the Subordinated Notes, Series 1.

DIVIDENDS AND DISTRIBUTIONS
Cash Dividends
The declaration and payment of any dividend by Pembina is at the discretion of the Board of Directors and will depend on numerous factors, including compliance with applicable laws and the financial performance, debt obligations, working capital requirements and future capital requirements of Pembina and its subsidiaries. See "Risk Factors". The agreements governing Pembina's credit facilities provide that if an event of default has occurred under the credit facilities, the indebtedness may be accelerated by the lenders, and the ability to pay dividends thereupon ceases. Pembina is restricted from making distributions (including the declaration of dividends) if it is in default under its credit facilities (or a default would be expected to occur as a result of such distribution).
Common Shares
In 2021 and 2022 Pembina paid cash dividends on its Common Shares on a monthly basis to Shareholders of record on the 25th calendar day of each month (except for the December record date, which was December 31st in 2021 and December 15th in 2022), if, as and when determined by the Board of Directors. If the record date fell on a weekend or a statutory holiday, the effective record date would be the previous business day. The dividend payment date was the 15th calendar day of the month following the record date (except for the December 2022 dividend, which was paid on December 30th). If a payment date fell on a weekend or on a statutory holiday, the business day prior to the weekend or statutory holiday became the payment date.
Following the monthly December 2022 dividend, Pembina moved from its practice of paying monthly dividends to a quarterly Common Share dividend payment. Quarterly dividend payments are made on the last business day of March, June, September and December to shareholders of record on the 15th day of the corresponding month, if, as and when declared by the Board of Directors. Should the record date fall on a weekend or on a statutory holiday, the record date will be the next succeeding business day following the weekend or statutory holiday.
The following table sets forth the amount of monthly cash dividends paid by Pembina on its Common Shares in 2021 and 2022 and the amount of quarterly cash dividends paid by Pembina on its Common Shares in 2023.
Cash Dividends Per Common Share

Month of Payment Date	2021	2022	2023
January	$0.21	$0.21	N/A
February	$0.21	$0.21	N/A
March	$0.21	$0.21	$0.6525
April	$0.21	$0.21	N/A
May	$0.21	$0.21	N/A
June	$0.21	$0.21	$0.6675(3)
July	$0.21	$0.21	N/A
August	$0.21	$0.21	N/A
September	$0.21	$0.21	$0.6675
October	$0.21	$0.2175(1)	N/A
November	$0.21	$0.2175	N/A
December	$0.21	$0.435(2)	$0.6675
Total	$2.52	$2.76	$2.66
Notes:
(1)    On August 15, 2022, Pembina announced an increase to its monthly dividend from $0.21 to $0.2175.
(2)    On November 3, 2022, Pembina announced that the November 2022 and the December 2022 dividend payments would be paid on December 15, 2022 and on December 30, 2022, respectively, in anticipation of the transition from a monthly to a quarterly dividend payment starting in 2023.
(3)    On May 4, 2023, Pembina announced an increase to its quarterly dividend from $0.6525 to $0.6675.

Class A Preferred Shares
Dividends on each issued series of Class A Preferred Shares (excluding the Series 15, 17, 19 and 25 Class A Preferred Shares) are payable on the first calendar day of March, June, September and December of each year, if, as and when declared by the Board. Dividends on the Series 15, 17 and 19 Class A Preferred Shares are payable on the last calendar day of March, June, September and December of each year, if, as and when declared by the Board. Dividends on the Series 25 Class A Preferred Shares are payable on the 15th calendar day of February, May, August and November of each year, if, as and when declared by the Board. Dividends on the Series 2021-A Preferred Shares are only payable, if, as and when declared by the Board, following the delivery to the holders of the Subordinated Notes, Series 1. Additional information regarding dividends payable on the Class A Preferred Shares can be found under the heading "Description of the Capital Structure of Pembina – Class A Preferred Shares" herein.
The following table sets forth the amount of monthly cash dividends paid by Pembina on its Class A Preferred Shares in 2021, 2022, 2023 and to date in 2024.
Cash Dividends Per Class A Preferred Share

Quarterly Payment Date(1)	Series 1	Series 3	Series 5	Series 7	Series 9	Series 11(2)	Series 13(3)	Series 15	Series 17	Series 19	Series 21	Series 22	Total
2021
Mar	$0.306625	$0.279875	$0.285813	$0.273750	$0.268875	$0.359375	$0.359375	$0.279000	$0.301313	$0.292750	$0.306250	N/A	$3.313001
June	$0.306625	$0.279875	$0.285813	$0.273750	$0.268875	N/A	$0.359375	$0.279000	$0.301313	$0.292750	$0.306250	N/A	$2.953626
Sept	$0.306625	$0.279875	$0.285813	$0.273750	$0.268875	N/A	N/A	$0.279000	$0.301313	$0.292750	$0.306250	N/A	$2.594251
Dec	$0.306625	$0.279875	$0.285813	$0.273750	$0.268875	N/A	N/A	$0.279000	$0.301313	$0.292750	$0.306250	N/A	$2.594251
2022
Mar	$0.306625	$0.279875	$0.285813	$0.273750	$0.268875	N/A	N/A	$0.279000	$0.301313	$0.292750	$0.306250	N/A	$2.594251
June	$0.306625	$0.279875	$0.285813	$0.273750	$0.268875	N/A	N/A	$0.279000	$0.301313	$0.292750	$0.306250	N/A	$2.594251
Sept	$0.306625	$0.279875	$0.285813	$0.273750	$0.268875	N/A	N/A	$0.279000	$0.301313	$0.292750	$0.306250	N/A	$2.594251
Dec	$0.306625	$0.279875	$0.285813	$0.273750	$0.268875	N/A	N/A	$0.385250	$0.301313	$0.292750	$0.306250	N/A	$2.700501
2023
Mar	$0.306625	$0.279875	$0.285813	$0.273750	$0.268875	N/A	N/A	$0.385250	$0.301313	$0.292750	$0.306250	N/A	$2.700501
June	$0.306625	$0.279875	$0.285813	$0.273750	$0.268875	N/A	N/A	$0.385250	$0.301313	$0.292750	$0.393875	$0.485584	$3.273710
Sept	$0.306625	$0.279875	$0.285813	$0.273750	$0.268875	N/A	N/A	$0.385250	$0.301313	$0.292750	$0.393875	$0.485836	$3.273962
Dec	$0.306625	$0.279875	$0.285813	$0.273750	$0.268875	N/A	N/A	$0.385250	$0.301313	$0.292750	$0.393875	$0.519386	$3.307512
2024
Mar(5)	$0.407813	$0.279875	$0.285813	$0.273750	$0.268875	N/A	N/A	$0.385250	$0.301313	$0.292750	$0.393875	$0.523436	$3.412750

Quarterly Payment Date(1)	Series 23(4)	Series 25	Total

2021
Feb	$0.328125	$0.325000	$0.653125
May	$0.328125	$0.325000	$0.653125
Aug	$0.328125	$0.325000	$0.653125
Nov	$0.328125	$0.325000	$0.653125
2022
Feb	$0.328125	$0.325000	$0.653125
May	$0.328125	$0.325000	$0.653125
Aug	$0.328125	$0.325000	$0.653125
Nov	$0.328125	$0.325000	$0.653125

2023
Feb	N/A	$0.325000	$0.325000
May	N/A	$0.405063	$0.405063

Aug	N/A	$0.405063	$0.405063
Nov	N/A	$0.405063	$0.405063
2024
Feb	N/A	$0.405063	$0.405063
Notes:
(1)    A holder of Series 1, 3, 5, 7, 9 and 21 Class A Preferred Shares is entitled to receive a fixed, cumulative preferential dividend payable quarterly on the first calendar day of March, June, September and December, as declared by the Board of Directors. A holder of Series 22 Class A Preferred Shares is entitled to receive a floating rate, cumulative preferential dividend payable quarterly on the first calendar day of March, June, September and December, as declared by the Board of Directors. Prior to the redemption of the Series 11 and 13 Class A Preferred Shares in March and June 2021, respectively, a holder of Series 11 and 13 Class A Preferred Shares was entitled to receive a fixed, cumulative preferential dividend payable quarterly on the first calendar day of March, June, September and December, as declared by the Board of Directors. A holder of Series 15, 17 and 19 Class A Preferred Shares is entitled to receive a fixed, cumulative preferential dividend payable quarterly on the last calendar day of March, June, September and December, as declared by the Board of Directors. A holder of Series 25 Class A Preferred Shares is entitled to receive a fixed, cumulative preferential dividend payable quarterly on the 15th calendar day of February, May, August and November, as declared by the Board of Directors. Prior to the redemption of the Series 23 Class A Preferred Shares in November 2022, a holder of Series 23 Class A Preferred Shares was entitled to receive a fixed, cumulative preferential dividend payable quarterly on the 15th calendar day of February, May, August and November, as declared by the Board of Directors. A holder of the Series 2021-A Class A Preferred Shares shall not be entitled to receive any dividends, nor shall any dividends accumulate or accrue, on the Series 2021-A Class A Preferred Shares prior to delivery to the holders of the Subordinated Notes, Series 1 following the occurrence of certain bankruptcy or insolvency events in respect of Pembina. Thereafter, holders of the Series 2021-A Class A Preferred Shares will be entitled to receive a fixed, cumulative preferential dividend payable semi-annually on the 25th calendar day of January and July, as declared by the Board of Directors.
(2)    On March 1, 2021, Pembina redeemed all of its 6.8 million issued and outstanding Series 11 Class A Preferred Shares for a redemption price equal to $25.00 per Series 11 Class A Preferred Share.
(3)    On June 1, 2021, Pembina redeemed all of its 10.0 million issued and outstanding Series 13 Class A Preferred Shares for a redemption price equal to $25.00 per Series 13 Class A Preferred Share.
(4)    On November 15, 2022 Pembina redeemed all of its 12.0 million issued and outstanding Series 23 Class A Preferred Shares for a redemption price equal to $25.00 per Series 23 Class A Preferred Share.
(5)    On January 8, 2024, Pembina announced that the Board of Directors had declared a quarterly dividend of $0.407813 per Series 1 Class A Preferred Share, $0.279875 per Series 3 Class A Preferred Share, $0.285813 per Series 5 Class A Preferred Share, $0.273750 per Series 7 Class A Preferred Share, $0.268875 per Series 9 Class A Preferred Share, $0.393875 per Series 21 Class A Preferred Share and $0.523436 per Series 22 Class A Preferred Share to be paid, subject to applicable law, on March 1, 2024 to holders of record on February 1, 2024. On January 8, 2024, Pembina announced that the Board of Directors had declared a quarterly dividend of $0.385250 per Series 15 Class A Preferred Share, $0.301313 per Series 17 Class A Preferred Share and $0.292750 per Series 19 Class A Preferred Share to be paid, subject to applicable law, on April 1, 2024 to holders of record on March 15, 2024.

MARKET FOR SECURITIES
Trading Price and Volume
The Common Shares are listed and traded on the TSX under the symbol "PPL". The Common Shares are also listed on the NYSE under the trading symbol "PBA". The following table sets forth the price ranges for and trading volumes of the Common Shares on the TSX and on the NYSE for 2023.

	TSX (PPL)(1)				NYSE (PBA)(1)
Month	High ($)	Low ($)	Close ($)	Volume	High (US$)	Low (US$)	Close (US$)	Volume
January	49.22	44.44	47.21	33,471,084	36.78	32.80	35.50	4,208,717
February	47.37	44.22	44.80	42,078,675	35.58	32.57	32.84	4,825,421
March	46.95	40.82	43.78	71,313,793	34.36	29.59	32.40	7,919,460
April	45.58	43.90	44.60	35,562,987	34.18	32.16	32.93	4,343,975
May	44.80	40.85	41.10	46,240,491	33.09	30.09	30.27	6,259,578
June	43.75	39.70	41.65	77,905,105	32.69	30.07	31.44	5,021,688
July	42.05	40.19	41.75	49,512,644	31.90	30.25	31.68	4,206,436
August	42.42	40.36	42.00	33,972,340	31.65	29.84	31.08	6,584,843
September	42.73	40.30	40.84	58,428,363	31.48	29.81	30.06	7,052,442
October	42.79	38.79	42.68	38,734,898	31.15	28.15	30.78	6,467,456
November	45.49	42.67	45.39	37,260,794	33.48	30.74	33.43	7,980,330
December	46.21	43.64	45.62	74,943,461	34.77	32.42	34.42	9,669,730
Note:
(1)    Source: Bloomberg. The above table includes only the monthly price ranges for and trading volumes of the Common Shares on the TSX (PPL) and NYSE (PBA).

The Series 1 Class A Preferred Shares, Series 3 Class A Preferred Shares, Series 5 Class A Preferred Shares, Series 7 Class A Preferred Shares, Series 9 Class A Preferred Shares, Series 15 Class A Preferred Shares, Series 17 Class A Preferred Shares, Series 19 Class A Preferred Shares, Series 21 Class A Preferred Shares, Series 22 Class A Preferred Shares and Series 25 Class A Preferred Shares are listed and traded on the TSX under the symbols "PPL.PR.A", "PPL.PR.C", "PPL.PR.E", "PPL.PR.G", "PPL.PR.I", "PPL.PR.O", "PPL.PR.Q", "PPL.PR.S", "PPL.PF.A", "PPL.PF.B" and "PPL.PF.E", respectively. The following tables set forth the price range for and trading volume of the Series 1, Series 3, Series 5, Series 7, Series 9, Series 15, Series 17, Series 19, Series 21, Series 22 and Series 25 Class A Preferred Shares on the TSX for 2023.

	Series 1 (PPL.PR.A)(1)				Series 3 (PPL.PR.C)(1)				Series 5 (PPL.PR.E)(1)
Month	High ($)	Low ($)	Close ($)	Volume	High ($)	Low ($)	Close ($)	Volume	High ($)	Low ($)	Close ($)	Volume
January	19.00	17.01	18.41	101,125	18.30	16.40	18.00	47,490	19.27	17.27	18.96	156,157
February	18.55	18.10	18.10	72,923	18.13	17.36	17.76	37,055	18.95	18.41	18.58	84,797
March	18.24	17.14	17.45	74,982	17.75	16.79	17.30	46,485	18.70	17.55	18.50	131,692
April	17.98	17.07	17.47	79,788	17.15	16.07	16.93	403,992	18.41	17.56	17.80	155,895
May	17.60	16.31	16.50	79,968	16.84	15.71	15.83	36,182	17.90	16.30	16.50	42,690
June	17.64	16.50	17.55	65,031	17.00	15.95	16.90	34,688	17.79	16.52	17.79	53,517
July	18.21	17.40	18.01	120,418	17.50	16.75	17.50	29,810	18.20	17.43	17.75	55,972
August	18.48	17.28	17.50	266,550	17.39	16.41	16.44	86,482	17.68	16.54	16.54	724,375
September	18.99	17.27	18.56	173,302	17.94	16.34	17.66	55,277	17.68	16.53	17.56	218,871
October	18.95	17.97	18.05	244,312	17.94	16.85	17.06	61,518	17.77	16.73	17.17	75,024
November	20.09	17.91	20.09	328,993	18.72	16.86	18.45	82,529	18.81	16.96	18.78	97,804
December	20.39	19.40	20.33	130,005	18.79	17.38	17.57	49,228	19.00	17.57	18.19	102,412

	Series 7 (PPL.PR.G)(1)				Series 9 (PPL.PR.I)(1)				Series 15 (PPL.PR.O)(1)
Month	High ($)	Low ($)	Close ($)	Volume	High ($)	Low ($)	Close ($)	Volume	High ($)	Low ($)	Close ($)	Volume
January	18.80	16.57	18.20	72,440	22.68	19.39	21.95	68,998	22.97	19.75	22.37	207,831
February	18.45	17.90	18.01	50,605	21.75	21.01	21.12	208,501	22.35	21.25	21.30	141,684
March	18.06	16.58	17.59	68,707	21.64	19.88	20.52	74,944	21.38	20.15	20.61	157,428
April	17.83	16.78	17.64	58,978	20.60	19.56	19.86	143,276	21.41	20.20	21.40	104,971
May	17.26	15.91	16.29	107,115	19.92	18.00	18.00	123,199	21.50	20.00	20.31	125,834
June	16.86	16.01	16.69	154,796	19.34	18.10	19.05	115,609	20.75	19.51	19.82	127,708
July	17.62	16.69	17.39	111,982	19.92	19.01	19.16	370,564	19.78	19.15	19.70	81,455
August	17.43	15.94	16.01	368,519	19.52	17.81	17.95	332,612	19.72	18.27	18.50	100,266
September	16.63	15.86	16.45	86,501	19.00	17.90	18.80	246,670	18.69	17.70	17.86	108,057
October	16.84	15.63	16.09	207,725	19.01	17.20	17.49	100,562	17.90	16.71	17.27	108,815
November	17.75	15.89	17.40	106,652	19.75	17.35	19.46	86,125	19.56	17.27	19.37	133,005
December	17.73	16.65	17.01	73,282	20.13	19.29	19.75	169,231	19.68	18.43	19.10	135,319

	Series 17 (PPL.PR.Q)(1)				Series 19 (PPL.PR.S)(1)				Series 21 (PPL.PF.A)(1)
Month	High ($)	Low ($)	Close ($)	Volume	High ($)	Low ($)	Close ($)	Volume	High ($)	Low ($)	Close ($)	Volume
January	19.40	17.17	18.88	64,543	23.79	21.35	23.31	27,723	24.30	23.00	24.03	168,581
February	19.40	18.65	18.90	38,907	23.20	22.80	23.10	72,341	24.27	23.75	23.95	131,455
March	19.27	18.00	18.43	75,276	23.10	21.40	22.07	138,278	24.26	22.05	22.46	94,147
April	18.75	17.75	18.26	250,694	21.90	21.21	21.40	38,531	23.41	22.25	22.60	108,495
May	18.23	17.03	17.20	33,926	21.45	19.50	20.05	28,419	22.61	21.71	21.99	114,770
June	18.04	17.20	17.84	92,586	21.45	20.05	21.06	40,840	22.50	20.00	20.47	105,939
July	18.58	17.80	18.44	38,202	21.20	20.22	20.50	86,521	20.82	19.83	20.05	192,146
August	18.59	17.15	17.41	58,598	21.11	19.80	19.95	203,834	20.20	19.37	19.37	201,940
September	18.01	17.38	18.01	49,064	20.59	20.00	20.57	249,081	19.69	18.49	18.59	149,282
October	18.32	17.41	17.82	97,602	20.55	19.68	20.20	123,585	18.59	17.23	17.83	315,375
November	19.57	18.05	19.55	69,701	22.29	20.20	22.00	56,710	20.80	17.65	20.80	401,119
December	19.55	18.34	18.62	91,403	22.70	21.60	22.55	79,373	20.92	19.00	20.43	164,530

	Series 22 (PPL.PF.B)(1)				Series 25 (PPL.PF.E)(1)
Month	High ($)	Low ($)	Close ($)	Volume	High ($)	Low ($)	Close ($)	Volume
January	-	-	-	-	25.00	24.28	24.62	251,261
February	-	-	-	-	25.04	24.45	24.59	145,015
March	25.00	19.50	19.50	700	24.80	23.35	23.62	157,707
April	19.50	19.50	19.50	-	24.25	23.50	23.85	116,750
May	22.00	22.00	22.00	600	23.85	22.88	23.10	71,703
June	22.00	22.00	22.00	100	23.50	21.53	21.75	57,840
July	22.00	22.00	22.00	-	22.20	21.08	21.15	107,125
August	23.00	22.00	23.00	700	21.30	20.40	20.51	89,396
September	23.00	22.00	23.00	600	20.73	19.40	19.40	91,074
October	24.00	23.00	23.00	1,000	19.50	18.24	18.47	175,166
November	23.50	22.37	22.37	1,251	21.68	18.22	21.68	265,215
December	23.00	22.37	23.00	2,800	21.70	19.59	20.82	225,234
Note:
(1)    Source: Bloomberg. The above tables includes only the monthly price ranges for and trading volumes of the Class A Preferred Shares on the TSX.
The Subscription Receipts were listed and commenced trading on the TSX under the symbol "PPL.R" on December 19, 2023. From December 19, 2023 to December 31, 2023, the Subscription Receipts had a trading volume of 2,760,377, with a high trading price of $45.49, a low trading price of $43.53 and a closing price on December 29, 2023 of $45.00.
Prior Sales
In 2023, options to purchase Common Shares were issued to employees pursuant to Pembina's Option Plan. For a discussion of options issued and the terms thereof, refer to Note 21 to Pembina's Financial Statements, the portions of which are found under the headings "Disclosure of share option plan" and "Share options granted" are incorporated by reference herein.
DIRECTORS AND OFFICERS
Directors of Pembina
The following table sets out the name and residence for each director of Pembina as of the date of this Annual Information Form, the date on which they were appointed as a director of Pembina and their principal occupations during the past five years.

Name and Residence	Date Appointed	Principal Occupation During the Past Five Years
Henry W. Sykes(1)(7)(8) Calgary, Alberta, Canada	October 2, 2017	Independent businessman since 2014; prior thereto, the President and director of MGM Energy Corp. from January 2007 to June 2014; President of ConocoPhillips Canada Limited from 2001 to 2006; prior thereto, Executive Vice-President, Business Development of Gulf Canada Resources Ltd.
Anne-Marie N. Ainsworth(4)(5) Houston, Texas, U.S.	October 7, 2014	Independent businesswoman since March 2014; prior thereto, President and Chief Executive Officer and a member of the board of directors of the general partner of Oiltanking Partners, L.P. and President and Chief Executive Officer of Oiltanking Holding Americas, Inc. from November 2012 to March 2014; prior thereto, Senior Vice President of Refining of Sunoco Inc. from November 2009 to March 2012. Currently a member of the board of directors of Archrock, Inc., Kirby Corporation and HF Sinclair Corporation.
J. Scott Burrows Calgary, Alberta, Canada	February 22, 2022
President and Chief Executive Officer of Pembina since February 2022; prior thereto, interim President and Chief Executive Officer of Pembina since November 2021; prior thereto, Senior Vice President and Chief Financial Officer of Pembina since July 2017; prior thereto, Vice President, Finance and Chief Financial Officer of Pembina since January 2015.

Name and Residence	Date Appointed	Principal Occupation During the Past Five Years
Cynthia Carroll(3)(4) Naples, Florida, U.S.	May 8, 2020	Independent businesswoman since 2013; prior thereto, Chief Executive Officer of Anglo American plc from 2007 to 2013, and prior thereto, held various executive roles at Alcan Aluminum Corporation, including President of Bauxite, Alumina and Specialty Chemicals and Chief Executive Officer of the Primary Metal Group, Alcan's core business. Currently a member of the board of directors of Hitachi Ltd., Baker Hughes Company and Glencore plc.
Ana Dutra(2)(5)(9) Indian River Shores, Florida, U.S.	May 6, 2022	Independent businesswoman since 2019; prior thereto, President and Chief Executive Officer of The Executives' Club of Chicago from 2014 to 2018. Currently a member of the board of directors of Carparts.com, Inc.
Maureen E. Howe(2)(5)(7) Vancouver, British Columbia, Canada	October 2, 2017	Independent businesswoman since 2008; prior thereto, a Research Analyst and Managing Director at RBC Capital Markets from 1996 to 2008. Currently a member of the board of directors of Methanex Corporation and Freehold Royalties Ltd.
Gordon J. Kerr(2)(5)(6) Calgary, Alberta, Canada	January 15, 2015	Independent businessman since 2013; prior thereto, President and Chief Executive Officer and director of Enerplus Corporation from May 2001 until July 2013.
David M.B. LeGresley(3)(5) Toronto, Ontario, Canada	August 16, 2010	Independent businessman since 2008, including serving as the Chair of the board of directors of EQB Inc. (formerly Equitable Group Inc.) from 2014 to 2023; prior thereto, Vice Chairman of National Bank Financial from 2006 to 2008 and Executive Vice President, Corporate and Investment Banking from 1999 to 2006.
Andy J. Mah(2)(3) Calgary, Alberta, Canada	February 24, 2023
Independent businessman since 2022; prior thereto, Chief Executive Officer of Advantage Energy Ltd. ("Advantage"), a Canadian oil and gas exploration & production company, from January 2009 to December 2021; prior thereto, President of Advantage from June 2006 to January 2009. Mr. Mah is currently a member of the board of directors of Advantage.

Leslie A. O'Donoghue(2)(4) Calgary, Alberta, Canada	December 17, 2008	Independent businesswoman since 2020; prior thereto, Executive Advisor to the Chief Executive Officer in 2019 and Executive Vice President and Chief Strategy & Corporate Development Officer of Nutrien Ltd., a crop inputs and services provider, from 2018 to 2019; prior thereto, Executive Vice President, Corporate Development and Strategy and Chief Risk Officer of Agrium Inc., which merged with Potash Corporation of Saskatchewan to form Nutrien Ltd., from 2012 to 2018. Currently a member of the board of directors of Methanex Corporation and Dye & Durham Limited.
Bruce D. Rubin(3)(4) Swarthmore, Pennsylvania, U.S.	May 5, 2017	Independent businessman since 2014; Chief Executive Officer of Braskem America, Inc. and an executive with Braskem America, Inc. from 2010 until 2013; prior thereto, Chief Executive Officer of Sunoco Chemicals and Senior Vice President of Sunoco Inc. from 2008 until 2010.
Notes:
(1)    Mr. Sykes was appointed Chair of the Board effective January 1, 2023.
(2)     Member of Audit Committee.
(3)    Member of Human Resources and Compensation Committee.
(4)    Member of the Safety, Environment and Operational Excellence Committee.
(5)    Member of the Governance, Nominating and Corporate Social Responsibility Committee.
(6)    Mr. Kerr was a director of Laricina Energy Ltd., a private company, until February 5, 2016. Laricina Energy Ltd. was subject to proceedings under the Companies' Creditors Arrangement Act (Canada) in 2015. On February 1, 2016, the proceedings were conditionally discharged.
(7)    Following closing of the Veresen Acquisition, Ms. Howe and Mr. Sykes were appointed to Pembina's Board of Directors effective October 2, 2017.
(8)    Mr. Sykes was a director of Parallel Energy Trust ("Parallel"), a TSX-listed company, from March 2011 until February 2016. On November 9, 2015, Parallel filed an application in the Alberta Court of Queen's Bench for creditor protection under the Companies' Creditors Arrangement Act (Canada) and filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. In the Chapter 11 proceedings, the U.S. Bankruptcy Court approved the sale of the assets of Parallel and the sale closed on January 28, 2016. Further, on March 3, 2016, the Canadian entities of Parallel filed for bankruptcy under the Bankruptcy and Insolvency Act (Canada) and a notice to creditors was sent by the trustee on March 4, 2016.
(9)    Ms. Dutra is a director of Amyris, Inc. (“Amyris”), which was delisted from the Nasdaq Stock Exchange in August 2023. Amyris commenced voluntary Chapter 11 proceedings in the U.S. Bankruptcy Court for the District of Delaware in August 2023 in connection with an operational and financial restructuring. As of the date hereof, Amyris has filed with the U.S. Bankruptcy Court for the District of Delaware a series of customary motions seeking to continue operating as usual and uphold its commitments to its employees and stakeholders.

Shareholders elect the directors of Pembina at each annual meeting of the Shareholders. The directors of Pembina serve until the next annual meeting of the Shareholders or until their successors are duly elected or appointed. All of Pembina's directors are "independent" within the meaning of National Instrument 58–101 – Disclosure of Corporate Governance Practices, adopted by the Canadian Securities Administrators, with the exception of Mr. Burrows, who is President and Chief Executive Officer of Pembina. In addition, Pembina has adopted Director Independence Guidelines which meet or exceed the requirements set out in National Policy 58–201 – Corporate Governance Guidelines, National Instrument 52–110 – Audit Committees, the SEC rules and regulations, the Sarbanes-Oxley Act of 2002 and the NYSE rules.
The Board of Directors has four standing committees, the Audit Committee, the Safety, Environment and Operational Excellence Committee, the Human Resources and Compensation Committee, and the Governance, Nominating and Corporate Social Responsibility Committee. Additional information regarding the responsibilities of these committees will be contained in Pembina's management information circular for its 2024 annual meeting of Shareholders.
Executive Officers of Pembina
The following table sets out the name, residence and office held with Pembina for each executive officer of the Company as at the date of this Annual Information Form, as well as their principal occupations during at least the past five years.

Name and Residence	Office with Pembina	Principal Occupation During the Past Five Years
J. Scott Burrows Calgary, Alberta, Canada	President and Chief Executive Officer	President and Chief Executive Officer since February 2022; prior thereto, interim President and Chief Executive Officer since November 2021; prior thereto, Senior Vice President and Chief Financial Officer since July 2017; prior thereto, Vice President, Finance and Chief Financial Officer since January 2015.
Eva M. Bishop Calgary, Alberta, Canada	Senior Vice President and Corporate Services Officer
Senior Vice President and Corporate Services Officer since April 2022; prior thereto, non-executive director of BP Europa SE, the European public limited company of the BP group from April 2016 to December 2021; in addition thereto, Partner and CEO Designate at 53[o] Capital, a private equity investment company from August 2019 to February 2020.

Cameron J. Goldade Calgary, Alberta, Canada	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer since August 2022; prior thereto, interim Chief Financial Officer since November 2021; prior thereto, Vice President, Capital Markets since June 2017; prior thereto, Senior Manager of Capital Markets since January 2015.
Janet C. Loduca(1) Calgary, Alberta, Canada	Senior Vice President, External Affairs and Chief Legal and Sustainability Officer
Senior Vice President, External Affairs and Chief Legal and Sustainability Officer since April 2021; prior thereto, General Counsel and Vice President, Legal and Sustainability since November 2020; prior thereto, Senior Vice President and General Counsel of Pacific Gas and Electric Company ("PG&E"), a regulated gas and utility company, from January 2019 until August 2020; prior thereto Vice President and Deputy General Counsel of PG&E since March 2017; prior thereto, Vice President, Investor Relations of PG&E since January 2015.

Christopher S. Scherman Houston, Texas, U.S.	Senior Vice President, Marketing and Strategy Officer	Senior Vice President, Marketing and Strategy Officer since March 2023; prior thereto, Vice President, Marketing since January 2020; prior thereto, Vice President, General Counsel and Corporate Secretary since October 2017.
Jaret A. Sprott Calgary, Alberta, Canada	Senior Vice President and Chief Operating Officer	Senior Vice President and Chief Operating Officer since February 2022; prior thereto, Senior Vice President and Chief Operating Officer, Facilities since January 2018; prior thereto, Vice President, Gas Services since January 2015.
Stuart V. Taylor Calgary, Alberta, Canada	Senior Vice President and Corporate Development Officer
Senior Vice President and Corporate Development Officer since March 2023; prior thereto Senior Vice President, Marketing and New Ventures and Corporate Development Officer since January 2018; prior thereto, Senior Vice President, NGL and Natural Gas Facilities since September 2013.

Notes:
(1)    Ms. Loduca was an executive officer of PG&E from January 2019 until August 2020, acting as Senior Vice President and General Counsel from January 2019 until August 2020. On or about January 29, 2019, PG&E filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. In the Chapter 11 proceedings, PG&E successfully completed its restructuring process and the implementation of its plan of reorganization, as approved by the Bankruptcy Court. PG&E emerged from Chapter 11 on June 20, 2020.
As at February 21, 2024, the directors and executive officers of Pembina beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 331,886 Common Shares, representing approximately 0.06 percent of the then outstanding Common Shares.
Conflicts of Interest
The directors and officers of Pembina may be directors or officers of entities which are in competition with or are customers or suppliers of Pembina or certain entities in which Pembina holds an equity investment. As such, these directors or officers of Pembina may encounter conflicts of interest in the administration of their duties with respect to Pembina. Directors and officers of Pembina are required to disclose the existence of potential conflicts in accordance with Pembina's Code of Ethics Policy and other corporate governance policies which can be found on Pembina's website at www.pembina.com and in accordance with the ABCA. See "Risk Factors – General Risk Factors – Potential Conflicts of Interest".
AUDIT COMMITTEE INFORMATION
The Audit Committee's Charter
The Audit Committee Charter is set forth in Appendix "A" to this Annual Information Form.
Composition of the Audit Committee and Relevant Education and Experience
Pembina's Audit Committee is comprised of Maureen E. Howe, as Chair, Ana Dutra, Gordon J. Kerr, Andy J. Mah and Leslie O'Donoghue, each of whom is independent and financially literate within the meaning of NI 52–110 and in accordance with Pembina's Director Independence Guidelines available at www.pembina.com. Set forth below are additional details regarding each member of the Audit Committee.
Maureen E. Howe
Maureen E. Howe is the Chair of the Audit Committee and has been a member of the Audit Committee since October 2, 2017. Ms. Howe is independent within the meaning of such term in NI 52–110, and in accordance with the rules prescribed by the SEC and the NYSE. She currently serves as a member of the board of directors of Methanex Corporation and Freehold Royalties Ltd. She is a member of the Audit Committee of Methanex Corporation and the Chair of the Audit Committee of Freehold Royalties Ltd. Ms. Howe previously served as a member of the board of directors and Chair of the Audit Committee of Mosaic Forest Management, a private company. She has served as Managing Director at RBC Capital Markets in equity research and was regularly a top ranked analyst in Canada by independent industry surveys. Prior to joining RBC Capital Markets, Ms. Howe held finance positions in the utility industry, investment banking and portfolio management. Ms. Howe holds a Bachelor of Commerce (Honours) from the University of Manitoba and a Ph.D. in Finance from the University of British Columbia. Ms. Howe is a member of the Institute of Corporate Directors. This business experience provides Ms. Howe with the skill set and financial literacy required to carry out her duties as a member of the Audit Committee.
Ana Dutra
Ms. Dutra has been a member of the Audit Committee since May 6, 2022. Ms. Dutra is independent within the meaning of such term in NI 52-110, and in accordance with the rules prescribed by the SEC and the NYSE. Ms. Dutra was the President and Chief Executive Officer of The Executives' Club of Chicago (2014 to 2018) and the Proxy Officer and Chief Executive Officer of Korn Ferry Consulting before that (2008 to 2013). Ms. Dutra was also a Global Senior Managing Partner at Accenture (2004 to 2008). She is currently a member of the board of directors of Carparts.com, Inc. Ms. Dutra has a Bachelor of Economics in microeconomics from the Universidade Federal Do Rio De Janeiro, a Juris Doctor from the Universidad do Estado de Rio de Janeiro, a Masters of Economics in microeconomics from Pontificua Universidade Atolica do Rio de Janeiro and a Masters of Business Administration from the Kellogg School of Management. This business experience provides Ms. Dutra with the skill set and financial literacy required to carry out her duties as a member of the Audit Committee.

Gordon J. Kerr
Mr. Kerr has been a member of the Audit Committee since February 27, 2015 and was the Chair of the Audit Committee from May 5, 2017 to May 7, 2021. Mr. Kerr is independent within the meaning of such term in NI 52–110, and in accordance with the rules prescribed by the SEC and the NYSE. Mr. Kerr is a former President and Chief Executive Officer and director of Enerplus Corporation, a position he held from May 2001 until July 2013. He is also a past Chair of the Canadian Association of Petroleum Producers, a former director of Deer Creek Energy Limited, a past member of the Canadian Council of Chief Executives and a past member of the Management Advisory Council of the Haskayne School of Business at the University of Calgary. Since beginning his career in 1979, he has gained extensive management experience in leadership positions at various oil and gas companies. Mr. Kerr commenced employment with Enerplus Corporation and its predecessors in 1996, holding positions of increasing responsibility, including the positions of Chief Financial Officer and Executive Vice President. Mr. Kerr graduated from the University of Calgary in 1976 with a Bachelor of Commerce degree. He received a Chartered Accountant designation and was admitted as a member of the Institute of Chartered Accountants of Alberta in 1979 and was later appointed a Fellow of the Institute of Chartered Accountants of Alberta in February 2011. Mr. Kerr is a member of the Institute of Corporate Directors. This business experience provides Mr. Kerr with the skill set and financial literacy required to carry out his duties as a member of the Audit Committee.
Andy J. Mah
Mr. Mah has been a member of the Audit Committee since February 24, 2023. Mr. Mah is independent within the meaning of such term in NI 52-110, and in accordance with the rules prescribed by the SEC and the NYSE. Mr. Mah was the Chief Executive Officer of Advantage, a Canadian oil and gas exploration and production company, from January 2009 to December 31, 2021. Prior to Advantage, Mr. Mah held executive and leadership positions at Ketch Resources Trust, Unocal Corporation, Northrock Resources Ltd., and BP Canada. Mr. Mah has a Bachelor of Science in Chemistry and a Bachelor of Science in Chemical Engineering from the University of Saskatchewan. He is a member of The Association of Professional Engineers and Geoscientists of Alberta (APEGA). This business experience provides Mr. Mah with the skill set and financial literacy required to carry out his duties as a member of the Audit Committee.
Leslie O'Donoghue
Leslie O'Donoghue has been a member of the Audit Committee since May 8, 2020. Ms. O'Donoghue is independent within the meaning of such term in NI 52-110, and in accordance with the rules prescribed by the SEC and the NYSE. Ms. O'Donoghue retired from Nutrien Ltd. at end of 2019, after 20 years with the company. Her most recent roles were Executive Vice President and Chief Strategy & Corporate Development Officer and Executive Advisor to the CEO. While at Agrium Inc., the predecessor to Nutrien Ltd. prior to its merger with Potash Corporation of Saskatchewan, Ms. O'Donoghue held a number of roles including Executive Vice President, Corporate Development & Strategy & Chief Risk Officer, Executive Vice President, Operations and Chief Legal Officer and Senior Vice President, Business Development. Before joining Agrium Inc., Ms. O'Donoghue was a partner in the national law firm of Blake, Cassels & Graydon LLP. She holds a Bachelor of Arts (Economics) degree from the University of Calgary and an LL.B. from Queen's University; she was admitted to the Alberta Bar in 1989. She currently serves as a director of Methanex Corporation and Dye & Durham Limited. Ms. O'Donoghue is also a member of the Institute of Corporate Directors. This business experience provides Ms. O'Donoghue with the skill set and financial literacy required to carry out her duties as a member of the Audit Committee.
Pre-Approval Policies and Procedures for Audit and Non-Audit Services
As outlined in Pembina's Audit Committee Charter and the terms of engagement with Pembina's external auditors, the Audit Committee of the Board is directly responsible for overseeing the relationship, reports, qualifications, independence and performance of the external auditor and audit services by other registered public accounting firms engaged by Pembina. The Audit Committee has the authority and responsibility to recommend the appointment and the revocation of the appointment of the external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, and to fix their remuneration. The external auditor reports directly to the Audit Committee. The Audit Committee's appointment of the external auditor is subject to annual approval by the Shareholders.
The Audit Committee is also responsible for the pre-approval of all permissible non-audit services to be provided by the external auditors considering the potential impact of such services on the independence of external auditors and, subject to any de minimis exemption available under applicable laws. Such approval can be given either specifically or pursuant to pre-approval policies and procedures adopted by the Audit Committee, including the delegation of this ability to one or more members of the Audit Committee to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to any such delegation must be detailed as to the particular service to be provided, may not delegate Audit Committee responsibilities to management of Pembina, and must be reported to the full Audit Committee at the first scheduled meeting of the Audit Committee following such pre-approval. Fees for audit and audit-related services shall be at least 50 percent of the total fees paid to the auditor in each fiscal year.
External Auditor Service Fees
The following table sets out the fees paid or payable by Pembina for professional services provided by KPMG LLP during each of the last two financial years:

YEAR	AUDIT FEES(1)	AUDIT-RELATED FEES(2)	TAX FEES(3)	ALL OTHER FEES(4)
2023	$3,975,592	$127,865	$50,811	$157,000
2022	$3,620,880	$180,150	$48,450	$191,250
Notes:
(1)    Audit fees were for professional services rendered by KPMG LLP for the audit of Pembina's annual financial statements and reviews of Pembina's quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements. 2023 fees may be adjusted if accrued estimates as of the date hereof differ from actual totals once known.
(2)    Audit-related fees are for assurance and related services, including French translations in connection with statutory and regulatory filings, reasonably related to the performance of the audit or review of Pembina's financial statements and not reported under "Audit Fees" above. In 2023, these fees included audit fees for the pension plan and Younger facility pension plan audits of $31,500 (2022 - $30,000) and $26,250 (2022 - $25,000), respectively.
(3)    Tax fees were for tax compliance of $2,600 (2022: $3,450) and tax advice and tax planning of $48,211 (2022: $45,000). 2023 and 2022 fees included tax consultation and tax compliance fees incurred for preparing and filing the tax returns for Pembina's subsidiaries.
(4)    All other fees are fees for products and services provided by Pembina's auditors other than those described as "Audit Fees", "Audit-related Fees" and "Tax Fees" which included fees related to advice and assistance with assurance and advisory services over GHG emissions and ESG sustainability reporting.

RISK FACTORS
The following information is a summary only of certain risk factors relating to Pembina, its subsidiaries and/or its equity accounted investees, or an investment in securities of Pembina, and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form. Shareholders and prospective investors should carefully consider these risk factors before investing in Pembina's securities, as each of these risks may negatively affect the trading price of Pembina's securities, the amount of dividends paid to Shareholders and holders of Class A Preferred Shares and the ability of Pembina to service its debt obligations, including obligations under debt securities that Pembina may issue from time to time. Information regarding Pembina's risk assessment and management processes can be found in Pembina's management information circular for its most recent annual meeting of Shareholders.
Prospective investors should carefully consider the risk factors set out below and consider all other information contained herein and in Pembina's other public filings before making an investment decision in respect of any securities of Pembina.
Pembina's value proposition is based on balancing economic benefit against risk. Where appropriate, Pembina will seek to reduce risk. Pembina continually works to mitigate the impact of potential risks to its business by identifying all significant risks so that they can be appropriately managed. To assist with identifying and managing risk, Pembina has implemented a comprehensive risk management program.
Risks Inherent in Pembina's Business
Commodity Price Risk
Pembina's business is exposed to commodity price volatility and a substantial decline in the prices of these commodities could adversely affect its financial results.
Certain of the transportation contracts or tolling arrangements with respect to Pembina's pipeline assets do not include take-or-pay commitments from crude oil and natural gas producers and, as a result, Pembina is exposed to volume risk with respect to those assets. A decrease in volumes transported can directly and adversely affect Pembina's revenues and earnings. The demand for, and utilization of, Pembina's pipeline assets may be impacted by factors such as changing market fundamentals, capacity bottlenecks, operational incidents, regulatory restrictions, system maintenance, weather and increased competition. Market fundamentals, such as commodity prices and price differentials, natural gas and gasoline consumption, alternative energy sources and global supply disruptions outside of Pembina's control can impact both the supply of and demand for the commodities transported on Pembina's pipelines. See "Reserve Replacement, Throughput and Product Demand" below.
Pembina's Marketing business includes activities related to product storage, terminalling, and hub services. These activities expose Pembina to certain risks relating to fluctuations in commodity prices and, as a result, Pembina may experience volatility in revenue and impairments related to the book value of stored product with respect to these activities. Primarily, Pembina enters into contracts to purchase and sell crude oil, condensate, NGL and natural gas at floating market prices and, as a result, the prices of products that are marketed by Pembina are subject to volatility as a result of factors such as seasonal demand changes, the actions of OPEC, extreme weather conditions (the severity of which could increase due to climate change), geopolitical events such as armed conflict and political instability, and developments relating thereto, market inventory levels, general economic conditions, the availability and price of transportation logistics, changes in commodity markets, the availability and pricing of alternate fuel sources and other factors. Pembina manages its risk exposure by balancing purchases and sales to secure less volatile margins; however, Pembina may be unsuccessful in securing such margins and may, at times, have unbalanced purchases and sales. Further, in certain situations, a producer or supplier could fail to deliver contracted volumes or could deliver in excess of contracted volumes, or a purchaser could purchase less than contracted volumes. Any of these circumstances could cause Pembina's purchases and sales to be unbalanced, which may increase Pembina's exposure to commodity price risks and could increase volatility in its operating income and cash flows. Notwithstanding Pembina's management of price and quality risk, marketing margins for commodities can vary and have varied significantly from period to period in the past. This variability could have an adverse effect on the results of Pembina's Marketing business and its overall results of operations. To assist in reducing this inherent variability in its Marketing business, Pembina has invested, and will continue to invest, in assets that have a fee-based revenue component.

Pembina is also exposed to potential price declines and decreasing frac spreads between the time Pembina purchases NGL feedstock and sells NGL products. Frac spread is the difference between the revenue from the sale of NGL if removed from a gas stream and the value such NGL would have had if left in the gas stream and sold at natural gas prices. Frac spreads can change significantly from period to period depending on the relationship between NGL and natural gas prices (the "frac spread ratio"), absolute commodity prices, transport differentials and changes in the Canadian to U.S. dollar exchange rate. In addition to the frac spread ratio changes, there is also a differential between NGL product prices and crude oil prices which can change margins realized for midstream products. The amount of profit or loss made on the extraction portion of the business will generally increase or decrease with frac spreads. This exposure could result in variability of cash flow generated by the Marketing business.
Regulation and Legislation
Legislation in Alberta and British Columbia, the jurisdictions from which most products transported by Pembina are produced, exists to ensure that producers have fair and reasonable opportunities to produce, process and market their reserves. Regulatory authorities in Alberta and British Columbia may declare the operator of a pipeline a common carrier of crude oil, NGL or natural gas. Common carriers must not discriminate between producers who seek access to the pipeline. Regulatory authorities may also establish conditions under which the common carrier must accept and carry product, including the tariffs that may be charged. Producers and shippers may also apply to the appropriate regulatory authorities for a review of tariffs, and such tariffs may then be regulated if it is proven that the tariffs are not just and reasonable. The potential for enhanced regulatory oversight of tariffs for pipelines other than the Alliance Pipeline (the tolls and tariffs of which are otherwise subject to enhanced CER oversight as a Group 1 company) and certain pipelines owned by Pembina's subsidiaries in British Columbia (the tolls and tariffs of which are otherwise subject to BCUC oversight), while considered remote by Pembina, could result in tariff levels that are less favourable to Pembina and could impair the economic operation of such pipeline systems.
The AER is the primary regulatory body that oversees Pembina's Alberta-issued energy development permits, with some minor exceptions. Certain of Pembina's subsidiaries own pipelines in British Columbia, which are regulated by the BCER and the BCUC, and pipelines that cross provincial or international boundaries, which are regulated by the CER and/or the FERC and PHMSA. Certain of Pembina's operations and expansion projects are subject to additional regulations and, as Pembina's operations expand throughout Canada and North America, Pembina may be required to comply with the requirements of additional regulators and legislative bodies, including the IAAC, the BCEAO, the Ontario Energy Board, the Ontario Ministry of Natural Resources and Forestry, the Ontario Ministry of the Environment, Conservation and Parks, the Saskatchewan Ministry of Energy and Resources and Regulatory Services (Oil and Gas) under Manitoba Economic Development, Investment, Trade and Natural Resources.
In the U.S., FERC regulates interstate natural gas pipelines and the transportation of crude oil, NGL and refined products in interstate commerce. Under the NGA, FERC regulates the construction, extension, and abandonment of interstate natural gas pipelines and the rates, terms and conditions of service and other aspects of the business of interstate natural gas pipelines. Interstate natural gas pipelines rates, terms and conditions of service are filed at FERC and publicly available. Under the ICA, FERC regulates the rates, terms and conditions of the transportation in interstate commerce of crude oil, NGLs and refined products. Pipeline safety is regulated by the PHMSA, which sets standards for the design, construction, pressure testing, operation and maintenance, corrosion control, training and qualification of personnel, accident reporting and record keeping. The Office of Pipeline Safety, within the PHMSA, inspects and enforces the pipeline safety regulations across the U.S. All regulations and environmental, safety and economic compliance obligations are subject to change at the initiative of FERC, PHMSA or other United States Federal agencies with jurisdiction over aspects of the operations of pipelines, including environmental, economic and safety regulations. Changes by FERC in its regulations or policies could adversely impact Pembina's natural gas pipelines, making the construction, extension, expansion or abandonment of such pipelines more costly, causing delay in the permitting of such projects or impacting the likelihood of success of completion of such projects. Similarly, changes in FERC's regulations or policies could adversely impact the rates that Pembina's FERC-regulated pipelines are able to charge and how such pipelines do business, whether such pipelines are regulated by FERC pursuant to the NGA or the ICA. Pembina continually monitors existing and changing regulations in all jurisdictions in which it currently operates, or into which it may expand in the future, and the potential implications to its operations; however, Pembina cannot predict future regulatory changes, and any such compliance and regulatory changes in any one or multiple jurisdictions could have a material adverse impact on Pembina and its financial results.
In 2019, the federal government overhauled the environmental assessment and federal energy regulation regime in Canada. The National Energy Board ("NEB") and NEB Act were replaced by the CER and the CER Act. Similarly, the Canadian Environmental Assessment Act, 2012 (Canada) ("CEAA") was replaced by the Impact Assessment Act (Canada) ("IAA") and the Canadian Environmental Assessment Agency was replaced by the new IAAC as the authority responsible for conducting all federal impact assessments (formerly "environmental assessments") for certain designated projects under the IAA. The list of designated projects which are subject to mandatory assessment under the IAA is similar to the list under the CEAA; however, the length of new pipelines for which an impact assessment is required has been increased from 40 km to 75 km. The IAA also contains a broader project assessment process than under the CEAA and provides for enhanced consultation with groups that may be affected by proposed projects, while also expanding the scope of factors and considerations that are required to be taken into account under the project assessment process. The CER continues to oversee approved federal, interprovincial and international energy projects in a manner similar to the former regime under the NEB, with new projects being referred to a review panel under the IAA. On July 16, 2020, the federal government published the Strategic Assessment of Climate Change ("SACC") under the provisions for such assessments in the IAA. The SACC imposes the new requirements regarding GHG emissions planning on projects subject to the IAA and has also been incorporated in legacy assessments begun under the CEAA but concluded by the IAAC.
Relatively few projects have been subject to the new federal impact assessment regime to date and Pembina continues to actively monitor developments in this area. To the extent these changes lengthen the review timeline for projects or expand the scope of the matters to be considered, the new regime could materially impact the amount of time and capital resources required by Pembina to seek and obtain approval to construct and operate certain international or interprovincial pipelines or other projects designated pursuant to the IAA project list or ministerial designation powers under the IAA. Indications are that the SACC and new guidance which is yet to be released on a "best in class" approach to GHG emissions requirements will strictly limit GHG emissions from IAA-regulated projects, in support of the federal government's net-zero by 2050 goal discussed under "Environmental Costs and Liabilities" below. The ongoing development of the CER Act and IAA regime could therefore materially and directly impact Pembina's business and financial results, and could indirectly affect Pembina's business and financial results by impacting the financial condition and growth projects of its customers and, ultimately, production levels and throughput on Pembina's pipelines and in its facilities.
The uncertainty surrounding the impact of the IAA is currently heightened because, on October 13, 2023, the Supreme Court of Canada held that the IAA is, in significant part, unconstitutional. The federal government has announced its intention to proceed rapidly with amendments to the IAA to bring it in line with the Supreme Court of Canada’s findings; however, no amendments have been published to date. The nature and extent of any such amendments to the IAA have the potential to significantly alter the impact assessment regime to which certain international or interprovincial pipelines or other projects designated pursuant to the IAA project list or ministerial designation powers under the IAA may be subject.

In addition to the direct regulation of pipelines and midstream facilities, Pembina's business and operations may also be adversely affected by changes in regulations or polices that regulate upstream and/or downstream activities, including, but not limited to, land sales, exploration, development and retail and consumer uses. Pembina's business and financial condition may also be influenced by federal and foreign legislation affecting, in particular, foreign investment, through legislation such as the Competition Act (Canada), the Investment Canada Act (Canada) and equivalent legislation in foreign jurisdictions.
There can be no assurance that changes to regulatory and environmental laws or policies and government incentive programs relating to the pipeline or crude oil and natural gas industry will not adversely affect Pembina or the value of its securities.
See "Other Information Relating to Pembina's Business – Industry Regulation".
Operational Risks
Operational risks include, but are not limited to: pipeline leaks; the breakdown or failure of equipment, pipelines and facilities, information systems or processes; the compromise of information and control systems; the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects); releases at truck terminals, storage terminals and hubs; releases associated with the loading and unloading of potentially harmful substances onto rail cars and trucks; adverse sea conditions (including storms and rising sea levels) and releases or spills from shipping vessels loaded at Pembina's marine terminal; failure to maintain adequate supplies of spare parts; operator error; labour disputes; disputes with interconnected facilities and carriers; operational disruptions or apportionment on third-party systems or refineries, which may prevent the full utilization of Pembina's facilities and pipelines; and catastrophic events, including, but not limited to, those related to climate change and extreme weather events, including fires, floods and other natural disasters, explosions, train derailments, earthquakes, widespread epidemics or pandemic outbreaks, acts of civil protest or disobedience, terrorism or sabotage, and other similar events, many of which are beyond the control of Pembina and all of which could result in operational disruptions, damage to assets, related releases or other environmental issues, and delays in construction, labour and materials. Pembina may also be exposed from time to time to additional operational risks not stated in the immediately preceding sentence. In addition, the consequences of any operational incident (including as a result of adverse sea conditions) at Vancouver Wharves and the Prince Rupert Terminal or involving a vessel receiving products from Vancouver Wharves or the Prince Rupert Terminal may be even more significant as a result of the complexities involved in addressing leaks and releases occurring in the ocean or along coastlines and/or the repair of marine terminals. Any leaks, releases or other incidents involving such vessels, or other similar operations along the West Coast, could result in significant harm to the environment, curtailment of, or disruptions of and/or delays in, offshore shipping activity in the affected areas, including Pembina's ability to effectively carry on operations at Vancouver Wharves and the Prince Rupert Terminal. The occurrence or continuance of any of the foregoing events could increase the cost of operating Pembina's assets and/or reduce revenue, or result in damages, claims or fines, environmental damages, personal injury or loss of life, all of which could adversely affect Pembina's operations, financial performance and/or reputation. Additionally, facilities and pipelines are reliant on electrical power for their operations. A failure or disruption within the local or regional electrical power supply or distribution or transmission systems could significantly affect ongoing operations. Further, a significant increase in the cost of power or fuel could have a materially negative effect on the level of profit realized in cases where the relevant contracts do not provide for recovery of such costs.

Pembina is committed to preserving customer and shareholder value by proactively managing operational risk through safe and reliable operations. Operational leaders are responsible for the supervision of operational risk by ensuring appropriate policies, procedures and systems are in place within their business units and internal controls are operating efficiently. Pembina also has an extensive program to manage pipeline system integrity, which includes the development and use of in-line inspection tools and various other leak detection technologies. Pembina's maintenance, inspection, excavation and repair programs are focused on risk mitigation and, as such, integrity maintenance programs are developed and resources are directed to areas based on continual risk assessments and infrastructure is replaced or repaired as required to ensure that Pembina's assets are operated safely and reliably. Pembina carries insurance coverage with respect to some, but not all, casualty occurrences in amounts customary for similar business operations, which coverage may not be sufficient to compensate for all casualty occurrences. In addition, Pembina has a comprehensive Security Management Program designed to reduce security-related risks.
Competition
Pembina competes with other pipeline, midstream, marketing and gas processing, fractionation and handling/storage service providers in its service areas as well as other transporters of crude oil, NGL and natural gas. The introduction of competing transportation alternatives into Pembina's service areas could result in the reduction of throughput in Pembina's pipelines which could result in decreased returns and loss in profits for Pembina. Additionally, potential pricing differentials on the components of NGL may result in these components being transported by competing gas pipelines. Pembina is determined to meet, and believes that it is prepared for, these existing and potential competitive pressures, including through agreements which provide for areas of dedication over the geographic areas in which Pembina's pipeline infrastructure is located. In addition, competition from non-hydrocarbon based energy sources may have an adverse effect on the production of crude oil, NGL and natural gas and, as a result, on the demand for Pembina's services. Pembina also competes with other businesses for growth and business opportunities, including competition related to potential greenfield development opportunities, which could impact its ability to grow through acquisitions and developments and could impact earnings and cash flow available to pay dividends and to service obligations under Pembina's debt securities and other debt obligations.

See "Description of Pembina's Business and Operations".
Urban Encroachment Near Leases and Rights of Way

Pembina operates certain assets in or near urban areas. Land use decisions made by municipal governments or other authorities may increase or introduce exposure to the public within defined emergency planning zones. Unmitigated, such exposure has the potential to increase the severity and likelihood of public safety impacts should a failure event occur. Urban encroachment may result in incremental capital expenditures to increase pipeline wall thickness and re-route pipelines so that emergency planning zones can be reduced in size or avoid areas of development. Operational pressures may also be required to be lowered, which reduces throughput. These issues could impact the competitiveness of certain assets and Pembina's ability to meet customer demand.
Inflation
The general rate of inflation impacts the economies and business environments in which Pembina operates. In response to sustained, elevated global inflationary pressures, major central banks, including the Bank of Canada and the U.S. Federal Reserve, increased benchmark interest rates multiple times throughout 2023 and, although such central banks have recently held such benchmark interest rates steady, they may continue to raise them again in the future. While many of Pembina's pipeline transportation agreements contain provisions protecting against inflation by adjusting pricing based on changes in the consumer price index or other similar figures, increased inflation and any economic conditions resulting from additional governmental attempts to reduce inflation, including the imposition of higher interest rates or wage and price controls, may negatively impact levels of demand for Pembina's services and cost of inputs, and could, accordingly, have a negative impact on Pembina's business, financial condition and results of operations. Higher interest rates as a result of inflation could negatively impact the Company's borrowing costs, which could, in turn, have a negative impact on Pembina's cash flow and ability to service obligations under its debt securities and other debt obligations, and impact Pembina's ability to sanction new projects.

Reliance on Other Facilities and Third-Party Services

Certain of the Company's terminals, pipelines and rail activities are dependent upon their interconnections with other terminals, pipelines and rail networks and facilities owned and operated by third parties to reach end markets and as a significant source of supply for the Company's facilities. These connections are important to Pembina and its customers as they provide critical transportation routes, both from the perspective of delivering product to Pembina's facilities and providing product egress. Risks may be created as a result of: differences in pressures; specifications or capacities which affect operations; planned and unplanned outages or curtailments at third-party facilities that restrict deliveries to or from Pembina's facilities; and measurement and component balancing errors affecting product deliveries. As well, there may be issues with respect to scheduling and service delivery by third parties that affect Pembina's operations, such as the scheduling and availability of timely and reliable rail service by the railway companies on which Pembina relies to move product. Operational disruptions, apportionment, regulatory action and other events on third-party systems and infrastructure may prevent the full utilization of Pembina's facilities, require Pembina to spend additional capital, or otherwise negatively affect Pembina's operations.
Pembina is unable to control operations, events, decisions, regulatory actions or public perceptions with respect to third-party assets and facilities, making the mitigation of these risks challenging. Although Pembina employs strategies to assist in mitigating these risks, including having multiple connections, service arrangements or transportation alternatives available in order to provide flexibility during curtailments or interruptions, there is no assurance such strategies will be effective. Where such alternatives are not available or are not effective, Pembina's operations may be significantly affected.
Completion and Timing of Expansion Projects
The successful completion of Pembina's growth and expansion projects is dependent on a number of factors outside of Pembina's control, including the impact of general economic, business and market conditions, availability of capital on terms and rates acceptable to Pembina, receipt of regulatory approvals, reaching long-term commercial arrangements with customers in respect of certain portions of the expansions, construction schedules, commissioning difficulties or delays and costs that may change depending on supply, demand and/or inflation, labour, materials and equipment availability, contractor non-performance, acts of civil protest or disobedience, terrorism or sabotage, weather conditions, cost of engineering services, and change in governments that granted the requisite regulatory approvals. There is no certainty, nor can Pembina provide any assurance, that necessary regulatory approvals will be received on terms that maintain the expected return on investment associated with a specific project, or at all, or that satisfactory commercial arrangements with suppliers or customers will be entered into on a timely basis, or at all, or that third parties will comply with contractual obligations in a timely manner. Factors such as special interest group opposition, Indigenous, landowner and other stakeholder consultation requirements, civil protest or disobedience, changes in shipper support, and changes to the legislative or regulatory framework could all have an impact on meeting contractual and regulatory milestones. As a result, the cost estimates and completion dates for Pembina's major projects may change during different stages of the project. Greenfield and early stage projects face additional challenges, including securing leases, easements, rights-of-way, permits and/or licenses from landowners or governmental authorities allowing access for such purposes, as well as Indigenous consultation requirements. Accordingly, actual costs and construction schedules may vary from initial estimates and these differences can be significant, and certain projects may not proceed as planned, or at all. Further, there is a risk that maintenance will be required more often than currently planned or that significant maintenance capital projects could arise that were not previously anticipated.
Under most of Pembina's construction and operating agreements, the Company is obligated to construct the facilities and pipelines regardless of delays and cost increases and Pembina bears the risk for any cost overruns. Future agreements entered into with customers with respect to expansions may contain similar conditions. While Pembina is not currently aware of any significant undisclosed cost overruns with respect to its current projects at the date hereof, any such cost overruns may adversely affect the economics of particular projects, as well as Pembina's business operations and financial results, and could reduce Pembina's expected return on investment which, in turn, could reduce the level of cash available for dividends and to service obligations under Pembina's debt securities and other debt obligations.

See "General Risk Factors – Additional Financing and Capital Resources" and "Customer Contracts" below.
Possible Failure to Realize Anticipated Benefits of Corporate Strategy
Pembina evaluates the value proposition for new investments, acquisitions and divestitures on an ongoing basis. Planning and investment analysis is highly dependent on accurate forecasting assumptions and, to the extent that these assumptions do not materialize, financial performance may be lower or more volatile than expected. Volatility in the economy, changes in cost estimates, failure to obtain regulatory approvals and permits, project scoping and risk assessment could result in decreased returns and loss in profits for Pembina.
As part of its ongoing strategy, Pembina may complete acquisitions of assets or other entities in the future. Achieving the benefits of completed and future acquisitions depends, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Pembina's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Pembina. In particular, large scale acquisitions may involve significant pricing and integration risk. The integration of acquired businesses and entities requires the dedication of substantial management effort, time and resources, which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may also result in the loss of key employees and the disruption of ongoing business, customer and employee relationships, which may adversely affect Pembina's ability to achieve the anticipated benefits of any acquisitions. Acquisitions may also expose Pembina to additional risks, including risks relating to entry into markets or businesses in which Pembina has little or no direct prior experience, increased credit risks through the assumption of additional debt, costs and contingent liabilities and exposure to liabilities of the acquired business or assets.
As part of its value proposition evaluation, Pembina may also desire to divest assets to optimize its operations and financial performance. Pembina may, however, be unable to sell certain assets or, if Pembina is able to sell certain assets, it may not receive the optimal or desired amount of proceeds from such asset sales. Additionally, the timing to close any asset sales could be significantly different than Pembina's expected timeline.
See "General Risk Factors – Additional Financing and Capital Resources" below.
Joint Ownership and Third-Party Operators
Certain of Pembina's assets are jointly owned and are governed by partnership or shareholder agreements entered into with third-parties. As a result, certain decisions relating to these assets require the approval of a simple majority of the owners, while others require supermajority or unanimous approval of the owners. In addition, certain of these assets are operated by unrelated third-party entities. The success of these assets is, to some extent, dependent on the effectiveness of the business relationship and decision-making among Pembina and the other joint owner(s) and the expertise and ability of any third-party operators to operate and maintain the assets. While Pembina believes that there are prudent governance and other contractual rights in place, there can be no assurance that Pembina will not encounter disputes with joint owners or that assets operated by third parties will perform as expected. Further, if a joint owner were to become insolvent, regulators may require Pembina to assume such joint owner's obligations and Pembina may face operational challenges during any insolvency proceedings, resulting in additional costs. Such events could impact operations or cash flows of these assets or cause them to not operate as Pembina expects which could, in turn, have a negative impact on Pembina's business operations and financial results, and could reduce Pembina's expected return on investment, thereby reducing the level of cash available for dividends and to service obligations under Pembina's debt securities and other debt obligations.

Agreements for joint ownership often contain restrictions on transferring an interest in an asset or an entity, including consent requirements and rights of first refusal. Such provisions may restrict Pembina's ability to transfer its interests in such assets or entities or to acquire a joint venture owner's interest in such assets or entities, and may also restrict Pembina's ability to maximize the value of a sale of its interest.

Reserve Replacement, Throughput and Product Demand
Pembina's pipeline revenue is based on a variety of tolling arrangements, including fee-for-service, cost-of-service agreements and market‑based tolls. As a result, certain pipeline revenue is heavily dependent upon throughput levels of crude oil, condensate, NGL and natural gas. Future throughput on crude oil, NGL and natural gas pipelines and replacement of crude oil and natural gas reserves in the service areas will be dependent upon the activities of producers operating in those areas as they relate to exploiting their existing reserve bases and exploring for and developing additional reserves, and technological improvements leading to increased recovery rates. Similarly, the volumes of natural gas processed through Pembina's gas processing assets depends on the production of natural gas in the areas serviced by the gas processing business and associated pipelines. Without reserve additions, or expansion of the service areas, volumes on such pipelines and in such facilities would decline over time as reserves are depleted. As crude oil and natural gas reserves are depleted, production costs may increase relative to the value of the remaining reserves in place, causing producers to shut-in production or seek out lower cost alternatives for transportation. If, as a result, the level of tolls collected by Pembina decreases, cash flow available for dividends to Shareholders and to service obligations under Pembina's debt securities and Pembina's other debt obligations could be adversely affected.
Over the long-term, the ability and willingness of shippers to continue production will also depend, in part, on the level of demand and prices for crude oil, condensate, NGL and natural gas in the markets served by the crude oil, NGL and natural gas pipelines and gas processing and gathering infrastructure in which Pembina has an interest. Producers may shut-in production at lower product prices or higher production costs.
Global economic events may continue to have a substantial impact on the prices of crude oil, condensate, NGL and natural gas. Pembina cannot predict the impact of future supply/demand or economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel efficiency and energy generation in the energy and petrochemical industries or future demand for and prices of natural gas, crude oil, condensate and NGL. A lower commodity price environment will generally reduce drilling activity and, as a result, the demand for midstream infrastructure could decline. Producers in the areas serviced by Pembina may not be successful in exploring for and developing additional reserves or achieving technological improvements to increase recovery rates and lower production costs during periods of lower commodity prices, which may also reduce demand for midstream infrastructure.
Future prices of these hydrocarbons are determined by supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other crude oil and natural gas producing regions, all of which are beyond Pembina's control. The rate and timing of production from proven natural gas reserves tied into gas plants is at the discretion of producers and is subject to regulatory constraints. Producers have no obligation to produce from their natural gas reserves, which means production volumes are at the discretion of producers. Lower production volumes may increase the competition for natural gas supply at gas processing plants, which could result in higher shrinkage premiums being paid to natural gas producers. In addition, lower production volumes may lead to less demand for pipelines and processing capacity and could adversely impact Pembina's ability to re-contract on favourable terms with shippers as current agreements expire.
Reliance on Principal Customers

Pembina sells services and products to large customers within its area of operations and relies on several significant customers to purchase product for the Marketing business. If for any reason these parties are unable to perform their obligations under the various agreements with Pembina, the revenue and dividends of the Company and the operations of Pembina could be negatively impacted, which could also adversely affect the cash flow available for dividends and to service obligations under Pembina's debt securities and other debt obligations. See "General Risk Factors – Counterparty Credit Risk" below.
Customer Contracts
Throughput on Pembina's pipelines is governed by transportation contracts or tolling arrangements with various crude oil and natural gas producers. Pembina is party to numerous contracts of varying durations in respect of its gas gathering, processing and fractionation facilities as well as its terminalling and storage services. Any default by counterparties under such contracts or any expiration or early termination of such contracts or tolling arrangements without renewal or replacement, provided that such contracts are material to Pembina's business and operations, may have an adverse effect on Pembina's business and results from operations and there is no guarantee that any of the contracts that Pembina currently has in place will be renewed at the end of their term, including on terms favourable to Pembina, or replaced with other contracts in the event of early termination. Further, some contracts associated with the services described above are comprised of a mixture of firm and non-firm commitments. The revenue that Pembina earns on non-firm or firm commitments without take-or-pay service is dependent on the volume of crude oil, condensate, NGL and natural gas produced by producers in the relevant geographic areas. Accordingly, lower production volumes in these areas, including for reasons such as low commodity prices, may have an adverse effect on Pembina's revenue, which could also adversely affect the cash flow available for dividends and to service obligations under Pembina's debt securities and other debt obligations.

See "Description of Pembina's Business and Operations".
Risks Relating to Natural Gas and NGL Composition
Each of Pembina's gas processing facilities is designed to process natural gas and NGL feedstock within a certain range of composition specifications. The facilities may require modification to operate efficiently if the composition of the natural gas or NGLs being processed changes significantly. The configuration of each of Pembina's gas processing facilities may not be optimal for efficient operation in the future if a change in inlet natural gas or NGL composition is outside a plant’s acceptable range of composition specifications.
Pembina monitors plant throughput, natural gas and NGL composition, third-party system performance and industry development activity in the production areas surrounding its facilities on an ongoing basis. This information is used to assist with ongoing operational decisions, bringing on new production and new customers, evaluating expansion opportunities and assessing opportunities to modify or add new services to accept the inlet gas and NGLs in the areas surrounding its facilities.
Risks Relating to Leases and Rights of Way Access
Certain Pembina facilities and associated infrastructure are located on lands leased or licensed from third parties and such leases and licenses must be renewed from time to time. Failure to renew the leases or licenses on terms acceptable to Pembina could significantly reduce the operations of such facilities and could result in related decommissioning costs for Pembina, pursuant to the terms of such leases or licenses. Successful development of new pipelines or extensions to existing pipelines depends in part on securing leases, easements, rights-of-way, permits and/or licenses from landowners or governmental authorities allowing access for such purposes. The process of securing rights-of-way or similar access is becoming more complex, particularly in more densely populated, environmentally sensitive and other areas. The inability to secure such rights-of-way or similar access could have an adverse effect on Pembina's operations and financial results.
Reputation
Reputational risk is the potential risk that market- or company-specific events, or other factors, could result in the deterioration of Pembina's reputation with key stakeholders. Pembina's business and operations, projects and growth opportunities require us to have strong relationships with key stakeholders, including local communities, Indigenous communities and other groups directly impacted by the Company's activities, as well as governments and government agencies.
The potential for deterioration of Pembina's reputation exists in many business decisions, which may negatively impact Pembina's business and the value of its securities. Reputational risk cannot be managed in isolation from other forms of risk. Credit, market, operational, insurance, liquidity, environmental, regulatory and legal, and technology risks, among others, must all be managed effectively to safeguard Pembina's reputation. Pembina's reputation could also be impacted by the actions and activities of other companies operating in the energy industry, particularly other energy infrastructure providers, over which Pembina has no control. In particular, Pembina's reputation could be impacted by negative publicity related to pipeline incidents, expansion plans or new projects or due to opposition from civilians or organizations opposed to energy, oil sands and pipeline development and, particularly, with transportation of production from oil sands producing regions. Further, Pembina's reputation could be negatively impacted by changing public attitudes towards climate change and the perceived causes thereof, over which the Company has no control. Negative impacts resulting from a compromised reputation, whether caused by Pembina's actions or otherwise, could include revenue loss, reduction in customer base, delays in obtaining regulatory approvals with respect to growth projects, reduced access to capital or decreased value of Pembina's securities and reduced insurance capacity and coverage.
Environmental Costs and Liabilities
Pembina's operations, facilities and petroleum product shipments are subject to extensive national, regional and local environmental, health and safety laws and regulations governing, among other things, discharges to air, land and water, the handling and storage of petroleum products and hazardous materials, waste disposal, the protection of employee health, safety and the environment, and the investigation and remediation of contamination. Pembina's facilities may experience incidents, malfunctions or other unplanned events that may result in spills or emissions and/or result in personal injury, fines, penalties, other sanctions or property damage. Pembina may also incur liability for environmental contamination associated with past and present activities and properties.

Pembina's pipelines and facilities must maintain a number of environmental and other permits from various governmental authorities in order to operate, and Pembina's facilities are subject to inspection and audit from time to time. Failure to maintain compliance with regulatory and permit requirements could result in operational interruptions, fines or penalties, or the need to install additional pollution control technology. Licenses and permits must be renewed from time to time and there is no guarantee that a license or permit will be renewed on the same or similar conditions as it was initially granted. There can be no assurance that Pembina will be able to obtain all licenses, permits, registrations, approvals and authorizations that may be required to conduct operations that it may wish to undertake. Further, if at any time regulatory authorities deem any of Pembina's pipelines or facilities unsafe or not in compliance with applicable laws, they may order such facilities to be shut down. Certain significant environmental legislative initiatives that may materially impact Pembina's business and financial results and conditions are outlined below.
On June 29, 2021, the federal government enacted the Canadian Net-Zero Emissions Accountability Act ("Net-Zero Act"), which legislated a federal commitment to achieve net-zero GHG emissions by 2050 and a nearer-term target of the federal government's Nationally Determined Contribution under the Paris Climate Agreement, which currently is a 40 to 50 percent GHG emissions reduction by 2030. The upstream crude oil and natural gas industry is expected to contribute a significant amount of the reduction needed to achieve these goals. On March 29, 2022, the federal government released the first plan under the Net-Zero Act, the "2030 Emissions Reduction Plan". The federal government's net-zero strategy includes a number of specific measures described below, but is also expected to affect the decision-making of all federal government bodies, including federal regulators, consistent with, for instance, the application of the SACC to projects subject to the IAA, as described above; however, given the Supreme Court of Canada's recent holding that the IAA was substantially unconstitutional, the implementation of many of these measures is expected to be subject to challenge.

The federal government has mandated a pan-Canadian carbon price pursuant to the GGPPA. The carbon price is $65 per tonne in 2023, rising by $15 per tonne per year until 2030 to a then price of $170 per tonne. The GGPPA establishes a set of minimum national standards for carbon pricing in Canada, which standards apply to provinces that otherwise fail to impose adequate provincial carbon pricing measures. A revised minimum national benchmark released in August 2021 under the GGPPA increased the stringency of the pan-Canadian carbon price and the 2030 Emissions Reduction Plan stated the federal government will explore ways to maintain the carbon price against future legislative changes. In 2021, a majority of the Supreme Court of Canada confirmed that the carbon pricing regime established under the GGPPA is constitutional. The increasing carbon price and any potential future amendments to the GGPPA may impose additional costs on the operations of Pembina and Pembina's customers.

The federal Regulations Respecting Reduction in the Release of Methane and Certain Volatile Organic Compounds (Upstream Oil and Gas Sector) ("Federal Methane Regulations"), which require reduction of fugitive and vented gas emissions from the upstream oil and gas sector, came into force on January 1, 2020. The federal government published a discussion paper in March 2022 and confirmed that the stringency of the Federal Methane Regulations will increase in order to achieve a reduction of oil and gas methane emissions by at least 75 percent below 2012 levels by 2030. Draft amendments to implement this commitment were released on December 16, 2023, with a consultation period ending on February 14, 2024 ("Amended Federal Methane Regulations"). The Amended Federal Methane Regulations would begin to take effect in 2027 and apply across the sector by 2030. The Amended Federal Methane Regulations may impose additional costs on the operations of Pembina and Pembina's customers.

2023 will be the first compliance period for the federal Clean Fuel Regulations, which requires all producers and importers of gasoline and diesel in Canada to reduce or offset the carbon intensity of the fuels they produce or import. The Clean Fuel Regulations are intended to facilitate a decrease in the carbon intensity of gasoline and diesel used in Canada by approximately 15 percent below 2016 levels by 2030. The potential costs and benefits of the Clean Fuel Regulations to Pembina and its customers are continuing to be assessed.

In the 2030 Emissions Reduction Plan and a discussion paper which followed, the federal government has proposed to cap and reduce oil and gas sector GHG emissions in order to achieve an overall reduction of GHG emissions from the sector of 42 percent below 2019 levels by 2030. The details of this cap and reduction strategy are still in development, with the Regulatory Framework for an Oil and Gas Sector Greenhouse Gas Emissions Cap released on December 7, 2023, with a comment period ending on February 5, 2024. Draft regulations are expected to be published in mid-2024 and now contemplate requiring an overall reduction of GHG emissions from the sector of 35 to 38 percent below 2019 levels by 2030, including offsets and credit payments. Pembina continues to actively monitor these developments.
Alberta currently satisfies federal requirements with respect to output-based carbon pricing for large emitters but has been and continues to be subject to the federal fuel charge pursuant to the GGPPA, beginning as of January 1, 2020.

The Technology Innovation and Emissions Reduction Regulation ("TIER") is Alberta's output-based carbon pricing regime for large emitters. The TIER facilitates emissions reductions relative to facilities that emitted 100,000 tonnes of GHGs or more in 2016 or any subsequent year. The TIER also allows facilities emitting less than 100,000 tonnes of GHGs but more than 2,000 tonnes of GHGs to opt-in and apply to be regulated as an aggregate facility. Facilities which are subject to the TIER are exempt from the federal output-based carbon price included in the GGPPA as the regimes are currently deemed equivalent. This equivalence may be re-evaluated as the federal government increases the stringency of the benchmark under the GGPPA, but the TIER has, to date, kept pace with that benchmark, including through a December 2022 ministerial order confirming that the TIER carbon price will align with the GGPPA carbon price between 2023 and 2030. Amendments to the TIER came into force on January 1, 2023 and include, among other things, the addition of emissions associated with flaring to the regulated emissions of aggregate oil and gas facilities and the annual tightening of emission reduction benchmarks. As of December 31, 2022, Pembina had ten processing facilities, along with three aggregate facilities (as a result of the opt-in option) subject to the TIER. At present, the operational and financial impacts of TIER are minimal and are anticipated to not change substantially over the next few years, subject to any significant increase in carbon price that may be imposed on Alberta pursuant to the GGPPA, the Net-Zero Act or resulting policies. As more facilities expand and increase production, it is anticipated that additional facilities will become subject to the TIER. The potential costs and benefits to Pembina of those facilities under the TIER are continuing to be assessed.

By an equivalency agreement with the federal government, which came into force October 26, 2020, the Federal Methane Regulations do not currently apply in Alberta. The application of the Federal Methane Regulations in Alberta or the stringency of Alberta regulations may change due to the Amended Federal Methane Regulations. The Methane Emission Reduction Regulation came into force in Alberta on January 1, 2020, and, along with certain AER Directives, imposes largely the same constraints as the Federal Methane Regulations. The Federal Methane Regulations apply in Ontario and Manitoba but not currently, by equivalency agreements similar to that in effect in Alberta, in British Columbia or Saskatchewan, with the same potential changes which may be occasioned by the Amended Federal Methane Regulations as in Alberta.

The Government of Alberta, in its climate change legislation and guidelines, has legislated an overall cap on oil sands GHG emissions. The legislated emissions cap on oil sands operations has been set to a maximum of 100 megatonnes in any year. Oil sands operations emitted approximately 85 megatonnes per year as of 2021. This legislated cap may limit oil sands production growth in the future, and its interaction with the proposed federal oil and gas sector emissions cap is unknown at this time.

Pembina is subject to regulation by the AER under the AER's liability management framework, including the Licensee Management Program, the Inventory Reduction Program, the Licensee Liability Rating Program and the Large Facility Liability Management Program. As of December 1, 2021, Directive 088 came into force and will replace the AER's current Licensee Liability Rating Program over time. Directive 088 institutes a wholistic assessment regime with several different regulatory tools not limited to the current use of security deposits. This wholistic regime currently applies to license transfers and has implemented the Inventory Reduction Program. Under the Inventory Reduction Program, which became effective on January 1, 2022, all licensees that have liability associated with inactive infrastructure are required to spend a specified amount each year on reclamation activities, or post equivalent security with the AER.

Pembina is subject to regulation by the BCER under the Permittee Capability Assessment program, which became effective on April 1, 2022. The Permittee Capability Assessment program is aligned with the intent of the AER's Directive 088 to assess licensees wholistically. It assesses the overall risk of the licensee by examining both financial health measures and deemed liabilities. Licensees are then required to provide security deposits or reduce their deemed liabilities such that their assessed risk under the Permittee Capability Assessment program is reduced to zero in a given year. Failure to do so may restrict the licensee's ability to transfer licenses or result in enforcement action by the BCER. Pursuant to the Energy Statutes Amendment Act, 2022 (British Columbia), as proclaimed into force throughout 2023 and effective September 1, 2023, the BCER has broadened authority to impose liability for cleanup, restoration and management of oil and gas infrastructure sites on directors or officers of a current of former permittee, or on a "responsible person," which is broadly defined to include those holding a legal or beneficial interest in petroleum or natural gas rights, production or profits associated with the oil and gas activity at issue, among others.

Policy reviews relating to climate change, liability management and other environmental issues are ongoing in the jurisdictions in which Pembina operates. Through active participation with industry associations and direct engagement with regulatory bodies, Pembina will continue to monitor and assess for material impacts to Pembina's business as regulations and policies continue to be developed.

While Pembina believes its current operations are in material compliance with applicable environmental, health and safety laws, there can be no assurance that substantial costs or liabilities will not be incurred as a result of non-compliance with such laws. Moreover, it is possible that other developments, such as changes in environmental, health and safety laws, regulations and enforcement policies thereunder, including with respect to climate change, claims for damages to persons or property resulting from Pembina's operations, and the discovery of pre-existing environmental liabilities in relation to Pembina's existing or future properties or operations, could result in significant costs and liabilities to Pembina. If Pembina is not able to recover the resulting costs or increased costs through insurance or increased tolls, cash flow available to pay dividends to Shareholders and to service obligations under Pembina's debt securities and Pembina's other debt obligations could be adversely affected.
Changes in environmental, health and safety regulations and legislation, including with respect to climate change, may also impact Pembina's customers and could result in crude oil and natural gas development and production becoming uneconomical, which would impact throughput and revenue on Pembina's systems and in its facilities.

See "Risk Inherent in Pembina's Business – Reserve Replacement, Throughput and Product Demand" above.
While Pembina maintains insurance for damage caused by seepage or pollution from its pipelines or facilities in an amount it considers prudent and in accordance with industry standards, certain provisions of such insurance may limit the availability thereof in respect of certain occurrences unless they are discovered within fixed time periods, which typically range from 72 hours to 30 days. Although Pembina believes it has adequate pipeline monitoring systems in place to monitor for a significant spill of product, if Pembina is unaware of a problem or is unable to locate the problem within the relevant time period, insurance coverage may lapse and may not be available.
Abandonment Costs
Pembina is responsible for compliance with all applicable laws and regulations regarding the dismantling, decommissioning, environmental, reclamation and remediation activities associated with abandonment of its pipeline systems and other assets at the end of their economic life, and these abandonment costs may be significant. An accounting provision is made for the estimated cost of site restoration and such cost is either capitalized in the relevant asset category or applied directly to profit and loss. A provision is recognized if, as a result of a past event, Pembina has a present legal or constructive obligation that can be reliably estimated, and it is probable that an outflow of economic benefits will be required to settle the obligation. Pembina's estimates of the costs of such abandonment or decommissioning could be materially different than the actual costs incurred. For more information with respect to Pembina's estimated net present value of decommissioning obligations, see Note 14 to Pembina's Financial Statements, which note is incorporated by reference herein.
The proceeds from the disposition of certain assets, including in respect of certain pipeline systems and line fill, may be available to offset abandonment costs. Pembina may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund additional reclamation funds to provide for payment of future abandonment costs. Such reserves could decrease cash flow available to pay for dividends to Shareholders and to service obligations under Pembina's debt securities and Pembina's other debt obligations.
To the best of its knowledge, Pembina has complied in all material respects with CER requirements relative to its wholly-owned CER-regulated pipelines for abandonment funding and has completed the compliance-based filings that are required under the applicable CER rules and regulations regarding the abandonment of its pipeline systems and assets. Pembina also has ownership in CER-regulated pipelines including in respect of the Alliance Pipeline, the Tupper pipelines and the Kerrobert pipeline, which are operated by or with its joint venture partners. Pembina and the joint venture partner in each case are responsible for the abandonment funding and the submission of the CER-compliance based filings for those CER-regulated pipelines. In December 2021, the CER began a review of abandonment funding calculations and obligations which is expected to continue into 2024. This review may alter the abandonment obligations imposed by the CER, with the potential risks discussed above. Pembina is actively participating in this review and will continue to complete the annual reporting as required by the CER and meet the funding obligations imposed by the CER.
Operating and Capital Costs
The operating and capital costs of Pembina's assets may vary considerably from current and forecasted values and rates and represent significant components of the cost of providing service. In general, as equipment ages, costs associated with such equipment may increase over time. In addition, operating and capital costs may increase as a result of a number of factors beyond Pembina's control, including general economic, business and market conditions and supply, demand and/or inflation in respect of required goods and/or services. Dividends may be reduced if significant increases in operating or capital costs are incurred and this may also impact the ability of Pembina to service obligations under its debt securities and other debt obligations.
Although certain operating costs are recaptured through the tolls charged on natural gas volumes processed and crude oil and NGL transported, respectively, to the extent such tolls escalate, producers may seek lower cost alternatives or stop production of their crude oil and/or natural gas.
Hedging Activities
The Company utilizes financial derivative instruments as part of its overall risk management strategy to assist in managing the exposure to commodity price, interest rate, cost of power and foreign exchange risks. As an example of commodity price mitigation, the Company actively fixes a portion of its exposure to fractionation margins through the use of derivative financial instruments. Additionally, Pembina's Marketing business is also exposed to variability in quality, time and location differentials for various products, and financial instruments may be used to offset the Company's exposures to these differentials. However, these hedging arrangements may expose the Company to risk of financial loss in certain circumstances and there is no guarantee that such hedging arrangements and other efforts to manage market and inventory risks will generate profits or mitigate all of the market and inventory risk associated with Pembina's business. Further, certain hedging arrangements may limit the benefit the Company would otherwise receive from increases in commodity price, decreases in interest rates and changes in foreign exchange rates, and may expose Pembina to credit risks associated with counterparties with whom the Company has contracts. The Company does not trade financial instruments for speculative purposes. Commodity price fluctuations and volatility can also impact producer activity and throughput in Pembina's infrastructure, which is discussed in more detail below.

For more information with respect to Pembina's financial instruments and financial risk management program, see Note 23 to Pembina's Financial Statements, which note is incorporated by reference herein.
Risks Relating to NGL by Rail
Pembina's operations include rail loading, offloading and terminalling facilities. Pembina relies on railroads and trucks to distribute its products for customers and to transport raw materials to its processing facilities. Costs for environmental damage, damage to property and/or personal injury in the event of a railway incident involving hydrocarbons have the potential to be significant. At this time, the Railway Safety Act (Canada), which governs the operation of railway equipment, does not contemplate regulatory enforcement proceedings against shippers, but consignors and shippers may be subject to regulatory proceedings under the Transportation of Dangerous Goods Act (Canada), which specifies, among other things, the obligations of shippers to identify and classify dangerous goods, select appropriate equipment and prepare shipping documentation. While the Canada Transportation Act was amended in 2015 to preclude railway companies from shifting liability for third-party claims to shippers by tariff publication alone, major Canadian railways have adopted standard contract provisions designed to implement such a shift. Under various environmental statutes in both Canada and the U.S., Pembina could be held responsible for environmental damage caused by hydrocarbons loaded at its facilities or being carried on its leased rail cars. Pembina partially mitigates this risk by securing insurance coverage, but such insurance coverage may not be adequate in the event of an incident.
Railway incidents in Canada and the U.S. have prompted regulatory bodies to initiate reviews of transportation rules and publish various directives. Regulators in Canada and the U.S. have begun to phase-in more stringent engineering standards for tank cars used to move hydrocarbon products, which require all North American tank cars carrying crude oil or ethanol to be retrofitted and all tank cars carrying flammable liquids to be compliant in accordance with the required regulatory timelines. In addition, in 2020, the Government of Canada directed industry to review and update the rules regarding the transportation of crude oil and liquefied petroleum gas. While most legislative and regulatory changes apply directly to railway companies, costs associated with retrofitting locomotives and rail cars, implementing safety systems, increased inspection and reporting requirements may be indirectly passed on to Pembina through increased freight rates and car leasing costs. In addition, regulators in Canada and the U.S. have implemented changes that impose obligations directly on consignors and shippers, such as Pembina, relating to the certification of product, equipment procedures and emergency response procedures.
In the event that Pembina is ultimately held liable for any damages resulting from its activities relating to transporting NGL by rail, for which insurance is not available, or increased costs or obligations are imposed on Pembina as a result of new regulations, this could have an impact on Pembina's business, operations and prospects and could impact earnings and cash flow available to pay dividends and to service obligations under Pembina's debt securities and other debt obligations.

Risks Related to Diluent Usage in the Oil Sands
Oil sands production continues to rely on diluent (primarily condensate) blending to enable transportation of bitumen to markets via pipeline or rail. A shortage, or increase in the price, of diluent may cause oil sands producers' transportation costs to increase, which may result in less demand for the Company's services and have a negative impact on Pembina's financial performance and cash flows. Further, oil sands producers continue to invest in and evaluate technologies and methodologies to reduce the volume of diluent required for product transport. Constraints of diluent supply in the market or increases in diluent costs may accelerate such producers' investments in diluent replacement technologies. A material reduction in diluent demand from oil sands producers, whether as a result of decreased supply, or increased prices, of diluent or due to the successful implementation of diluent reduction technologies, could reduce volumes shipped on Pembina's pipeline assets and reduce demand for capacity at certain of Pembina's facilities particularly for fractionation services, which could, in either case, have a negative impact on Pembina's financial performance and cash flows.

Risk Factors Relating to the Securities of Pembina
Dilution of Shareholders
Pembina is authorized to issue, among other classes of shares, an unlimited number of Common Shares for consideration on terms and conditions as established by the Board of Directors without the approval of Shareholders in certain instances. Existing Shareholders have no pre-emptive rights in connection with such further issuances. Any issuance of Common Shares may have a dilutive effect on existing Shareholders.
Risk Factors Relating to the Activities of Pembina and the Ownership of Securities
The following is a list of certain risk factors relating to the activities of Pembina and the ownership of its securities:
•the level of Pembina's indebtedness from time to time could impair Pembina's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise, which may have an adverse effect on the value of Pembina's securities;
•the uncertainty of future dividend payments by Pembina and the level thereof, as Pembina's dividend practices and the funds available for the payment of dividends from time to time will be dependent upon, among other things, operating cash flow generated by Pembina and its subsidiaries, financial requirements for Pembina's operations, the execution of its growth strategy and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends;
•Pembina may make future acquisitions or may enter into financings or other transactions involving the issuance of securities of Pembina which may be dilutive to the holders of Pembina's securities;
•the inability of Pembina to manage growth effectively, and realize the anticipated growth opportunities from acquisitions and new projects, could have an adverse impact on Pembina's business, operations and prospects, which may also have an adverse effect on the value of Pembina's securities; and
•the market value of the Common Shares may deteriorate materially if Pembina is unable to maintain its cash dividend practices or make cash dividends in the future.
Market Value of Common Shares and Other Securities
Pembina cannot predict at what price the Common Shares, Class A Preferred Shares or other securities issued by Pembina will trade in the future. Common Shares, Class A Preferred Shares and other securities of Pembina will not necessarily trade at values determined solely by reference to the underlying value of Pembina's assets. One of the factors that may influence the market price of the Common Shares and the Class A Preferred Shares is the annual dividend yield of such securities. An increase in interest rates may lead holders and/or purchasers of Common Shares or Class A Preferred Shares to demand a higher annual dividend yield, which could adversely affect the market price of the Common Shares or Class A Preferred Shares. In addition, the market price for Common Shares, Class A Preferred Shares and other securities of Pembina may be affected by announcements of new developments, changes in Pembina's operating results, failure to meet analysts' expectations, changes in credit ratings, changes in general market conditions, fluctuations in the market for equity or debt securities and other factors beyond the control of Pembina. There can be no assurance that the market price of the Common

Shares, Class A Preferred Shares and other securities of Pembina will not experience significant fluctuations in the future, including fluctuations that are unrelated to Pembina's performance. For these reasons, investors should not rely on past trends in the price of Common Shares, Class A Preferred Shares or other securities issued by Pembina to predict the future price of Common Shares or Class A Preferred Shares or Pembina's financial results.
Accordingly, holders are encouraged to obtain independent legal, tax and investment advice with respect to the holding of Common Shares or Class A Preferred Shares and other securities issued by Pembina.
General Risk Factors
Health and Safety

The operation of Pembina's business is subject to hazards of gathering, processing, transporting, fractionating, storing and marketing hydrocarbon products. Such hazards include, but are not limited to: blowouts; fires; explosions; gaseous leaks, including sour gas; migration of harmful substances; oil spills; corrosion; and acts of vandalism and terrorism. These hazards may interrupt operations, impact Pembina's reputation, cause loss of life or personal injury to the Company's workers or contractors, result in loss of or damage to equipment, property, information technology systems, related data and control systems or cause environmental damage that may include polluting water, land or air. Further, several of the Company's pipeline systems and related assets are operated in close proximity to populated areas and a major incident could result in injury or loss of life to members of the public. A public safety incident could also result in reputational damage to the Company, material repair costs or increased costs of operating and insuring Pembina's assets.
Cyber Security
Pembina's infrastructure, technologies and data are becoming increasingly integrated. Such integration creates a risk that the failure of one system, including due to factors such as telecommunication failures, cyber-terrorism, security breaches and intentional or inadvertent user misuse or error, could lead to failure of other systems which may also have an impact on the Company's physical assets and its ability to safely operate such assets. Furthermore, Pembina and its third-party vendors collect and store sensitive data in the ordinary course of business, including personal identification information of employees as well as proprietary business information and that of the Company's customers, suppliers, investors and other stakeholders. Notable cybersecurity threats include unauthorized access to information technology systems due to hacking, viruses, cyber phishing attacks and other causes that can result in service disruptions, system failures and unauthorized access to confidential business information. Due to Pembina's high level of integration, such an attack on the information technology systems of one segment or asset of Pembina could have a material adverse effect on the broader business, operations or financial results of the Company.
A breach in the security or failure of Pembina's information technology could result in operational outages, delays, damage to assets or the environment, reputational harm, lost profits, lost data and other adverse outcomes for which Pembina could be held liable, all of which could adversely affect Pembina's reputation, business, operations or financial results. As a result of a cyber-attack or security breach, Pembina could also be liable under laws that protect the privacy of personal information or subject to regulatory penalties.
As a result of the critical nature of energy infrastructure and Pembina's use of information systems and other digital technologies to control its assets, Pembina faces an increased risk of cyber-attacks. Cyber threat actors have attacked and threatened to attack energy infrastructure, and various government agencies have increasingly stressed that these attacks are targeting critical infrastructure, and are increasing in sophistication, magnitude, and frequency. New cybersecurity legislation, regulations and orders have been recently implemented or proposed resulting in additional actual and anticipated regulatory oversight and compliance requirements, which is expected to require significant internal and external resources. Pembina cannot predict the potential impact to its business of potential future legislation, regulations or orders relating to cybersecurity.
Furthermore, media reports about a cyber-attack or other significant security incident affecting the Company, whether accurate or not, or, under certain circumstances, Pembina's failure to make adequate or timely disclosures to the public, law enforcement, other regulatory agencies or affected individuals following any such event, whether due to delayed discovery or otherwise, could negatively impact its operating results and result in other negative consequences, including damage to Pembina's reputation or competitiveness, harm to its relationships with customers, partners, suppliers and other third parties, interruption to its management, remediation or increased protection costs, significant litigation or regulatory action, fines or penalties, all of which could materially adversely affect the Company's business, operations, reputation or financial results.

Additional Financing and Capital Resources
The timing and amount of Pembina's capital expenditures and contributions to equity accounted investees, and the ability of Pembina to repay or refinance existing debt as it becomes due, directly affects the amount of cash available for Pembina to pay dividends. Future acquisitions, expansions of Pembina's assets, other capital expenditures and the repayment or refinancing of existing debt as it becomes due may be financed from sources such as cash generated from operations, the issuance of additional Common Shares, Class A Preferred Shares or other securities (including debt securities) of Pembina and borrowings. Dividends may be reduced, or even eliminated, at times when significant capital or other expenditures are made. There can be no assurance that sufficient capital will be available on terms acceptable to Pembina, or at all, to make additional investments, fund future expansions or make other required capital expenditures. During periods of weakness in the global economy, and, in particular, the commodity-related industry sectors, Pembina may experience restricted access to capital and increased borrowing costs. The ability of Pembina to raise capital depends on, among other factors, the overall state of capital markets, Pembina's credit rating, investor demand for investments in the energy industry and demand for Pembina's securities. To the extent that external sources of capital, including the proceeds from the issuance of additional Common Shares, Class A Preferred Shares or other securities or the availability of additional credit facilities, become limited or unavailable on acceptable terms, or at all, due to credit market conditions or otherwise, Pembina's ability to make the necessary capital investments to maintain or expand its operations, to repay outstanding debt or to invest in assets, as the case may be, may be impaired. To the extent Pembina is required to use operating cash flow to finance capital expenditures or acquisitions or to repay existing debt as it becomes due, the level of dividends payable may be reduced.
Counterparty Credit Risk
Counterparty credit risk represents the financial loss Pembina may experience if a counterparty to a financial instrument or commercial agreement fails to meet its contractual obligations to Pembina in accordance with the terms and conditions of such instruments or agreements with Pembina. Counterparty credit risk arises primarily from Pembina's short-term investments, trade and other receivables, advances to related parties and from counterparties to its derivative financial instruments.
Pembina continues to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. Pembina may reduce or mitigate its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. Pembina manages counterparty credit risk through established credit management techniques, including conducting comprehensive financial and other assessments on all high exposure new counterparties. Pembina utilizes various sources of financial, credit and business information in assessing the creditworthiness of a counterparty, including external credit ratings, where available, and, in other cases, detailed financial statement analysis in order to generate an internal credit rating based on quantitative and qualitative factors. The establishment of counterparty exposure limits is governed by a Board-designated counterparty exposure limit matrix which represents the maximum dollar amounts of counterparty exposure by debt rating that can be approved for a particular counterparty. While Pembina takes active steps to monitor and manage its counterparty credit risk, its credit procedures and policies cannot completely eliminate counterparty credit risk and Pembina cannot predict to what extent Pembina's business would be impacted by deteriorating conditions in the economy, including possible declines in the creditworthiness of its customers, vendors or counterparties. Further, it is possible that payment or performance defaults from these parties, if significant, could adversely affect Pembina's earnings, cash flows and financial results.
Financial assurances from counterparties may include guarantees, letters of credit and cash. As at December 31, 2023, letters of credit totaling approximately $124 million (December 31, 2022: $168 million) were held primarily in respect of customer trade receivables.
Pembina has typically collected its receivables in full. At December 31, 2023, approximately 98 percent (December 31, 2022: 98 percent) of receivables were current. Pembina has a general lien and a continuing and first priority security interest in, and a secured charge on, all of a shipper's petroleum products in its custody. The risk of non-collection is considered to be low and no material impairment of trade and other receivables has been made as of the date hereof.
Pembina monitors and manages its concentration of counterparty credit risk on an ongoing basis. Pembina also evaluates counterparty risk from the perspective of future exposure with existing or new counterparties that support future capital expansion projects. Pembina believes these measures are prudent and allow for effective management of its counterparty credit risk but there is no certainty that they will protect Pembina against all material losses. As part of its ongoing operations, Pembina must balance its market and counterparty credit risks when making business decisions.

Debt Service
As at December 31, 2023, Pembina had exposure to floating interest rates on approximately $747 million (2022: $433 million) in debt. Pembina has entered into certain derivative financial instruments to manage the Company's exposure to floating interest rates.
Pembina and its subsidiaries are permitted to borrow funds to finance the purchase of pipelines and other energy infrastructure assets, to fund capital expenditures or other financial obligations or expenditures in respect of such assets and for working capital purposes. Amounts paid in respect of interest and principal on debt incurred in respect of those assets reduce the amount of cash flow available for dividends on Common Shares. Pembina is also required to meet certain financial covenants under the credit facilities and is subject to customary restrictions on its operations and activities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets. In addition, the borrowing costs under the SLL Credit Facility are based on Pembina's performance relative to a GHG emissions intensity reduction performance target. To the extent that Pembina is unable to meet that GHG emissions intensity reduction performance target, or the annual intermediate GHG emissions intensity reduction targets, Pembina's borrowing costs under the SLL Credit Facility will increase, which may adversely affect Pembina's financial position.
The lenders under Pembina's credit facilities have been provided with guarantees and subordination agreements. If Pembina becomes unable to pay its debt service charges or otherwise commits an event of default, payments to the lenders under its credit facilities will rank in priority to dividends.
Although Pembina believes its existing credit facilities are sufficient for its immediate liquidity requirements, there can be no assurance that the amount available thereunder will be adequate for the future financial obligations of Pembina or that additional funds will be able to be obtained on terms acceptable to Pembina, or at all.
Credit Ratings
Rating agencies regularly evaluate Pembina and base their ratings of Pembina's long-term and short-term debt and Class A Preferred Shares on a number of factors. These factors include Pembina's financial strength as well as factors not entirely within Pembina's control, including conditions affecting the industry in which Pembina operates generally and the wider state of the economy. A credit rating downgrade could also limit Pembina’s access to debt and preferred share markets.
Pembina's borrowing costs and ability to raise funds are also directly impacted by its credit ratings. Credit ratings may also be important to suppliers or counterparties when they seek to engage in certain transactions with Pembina. A credit rating downgrade may impair Pembina's ability to enter into arrangements with suppliers or counterparties, engage in certain transactions, limit Pembina's access to private and public credit markets or increase the costs of borrowing under its existing credit facilities. There can be no assurance that one or more of Pembina's credit ratings will not be downgraded.
Reliance on Management, Key Individuals and a Skilled Workforce
Pembina is dependent on senior management and directors of the Company in respect of the governance, administration and management of all matters relating to Pembina and its operations and administration. The loss of the services of key individuals could have a detrimental effect on Pembina and the Company might not be able to find replacements on a timely basis or with the same level of skill and experience. In addition, Pembina's operations require the retention and recruitment of a skilled workforce, including engineers, technical personnel and other professionals. Pembina competes with other companies in the energy industry for this skilled workforce. If the Company is unable to retain current employees and/or recruit new employees of comparable skill, knowledge and experience, Pembina's business and operations could be negatively impacted. The costs associated with retaining and recruiting key individuals and a skilled workforce could adversely affect Pembina's business opportunities and financial results and there is no assurance that Pembina will continue to attract and retain all personnel necessary for the development and operation of its business.

Indigenous Land Claims and Consultation Obligations
Indigenous people have claimed title and rights to a considerable portion of the lands in western Canada. The successful assertion of Indigenous title or other Indigenous rights claims may have an adverse effect on western Canadian crude oil and natural gas production or oil sands development and may result in reduced demand for Pembina's assets and infrastructure that service those areas, which could have a material adverse effect on Pembina's business and operations.

In Canada, the federal and provincial governments (the "Crown") have a duty to consult and, when appropriate, accommodate Indigenous peoples when the interests of the Indigenous peoples may be affected by a Crown action or decision. Crown actions include the decision to issue a regulatory approval relating to activities that may impact Indigenous rights, interests or lands. The Crown may rely on steps undertaken by a regulatory agency to fulfill its duty to consult and accommodate in whole or in part. Therefore, the processes established by regulatory bodies, such as the AER, the BCER, the BCEAO and the CER, often include an assessment of Indigenous rights claims and consultation obligations. While the Crown holds ultimate responsibility for ensuring consultation is adequate, this issue is often a major aspect of regulatory permitting processes. If a regulatory body, or the Crown itself, determines that the duty to consult has not been appropriately discharged relative to the issuance of regulatory approvals required by Pembina, the issuance of such approvals may be delayed or denied, thereby impacting Pembina's Canadian operations.
As described in "Regulation and Legislation" above, the CER Act, IAA, and associated amendments to the Fisheries Act (Canada) and the Canadian Navigable Waters Act (Canada) replaced previously applicable regimes in 2019. A number of the federal regulatory process amendments pertained to the participation of Indigenous groups and the protection of Indigenous and treaty rights. The now-current legislation generally codifies existing law and practice with respect to these matters. For example, decision makers are now expressly required to consider the effects (positive or negative) of a proposed project on constitutionally-protected Indigenous rights, as well as Indigenous peoples themselves, and ensure that consultation is undertaken during the planning phase of impact assessment processes. The legislation also creates a larger role for Indigenous governing bodies in the impact assessment process (enabling the delegation of certain aspects of the impact assessment process to such groups) and requires decision makers to consider Indigenous traditional knowledge in certain cases. It is currently unclear how the Supreme Court of Canada's recent holding that the IAA was substantially unconstitutional will affect the federal consideration of Indigenous issues under these regimes.
The federal government is advancing recognition of Indigenous rights across Canada. As part of these efforts, the federal government enacted the United Nations Declaration on the Rights of Indigenous Peoples Act ("UNDRIP") on June 21, 2021. The purpose of the legislation is to affirm the application of the UNDRIP in Canadian law, but the practical effects of the legislation are yet to be determined as it only requires the government to prepare and implement an action plan for this application, and annually report on its progress. Structurally similar legislation was enacted by British Columbia in 2019; the Declaration on the Rights of Indigenous Peoples Act ("DRIPA"). Courts have not, to date, found that these laws create new substantive rights which might impact the resource development activities of Pembina or its customers.
The DRIPA is just one piece of the Government of British Columbia's strategy to include greater First Nation involvement in regulatory decision-making. The recognition of Indigenous rights is also facilitated by the renewed British Columbia Environmental Assessment Act (the "EA Act") that came into force in late 2019. The EA Act is designed as a "consent-based" environmental assessment model and is intended to support reconciliation with Indigenous peoples and the implementation of the UNDRIP. The legislation requires the BCEAO to seek participating Indigenous groups' consent with respect to, among other things, the decision to issue an environmental assessment certificate to a given project. While the EA Act does not strictly require consent in most cases, the legislation creates significant participation opportunities for Indigenous groups during environmental assessments. Furthermore, the Government of British Columbia is beginning to explore bilateral "Consent Decision-Making Agreements" under the DRIPA which require First Nation consent for certain resource development projects, with one such agreement announced on June 6, 2022. These developments may increase the time required to obtain regulatory approvals or the risk of such approvals and thereby impact Pembina's operations in British Columbia.
Pembina continues to actively monitor the development of the regulations required to facilitate the implementation of the UNDRIP Act, DRIPA, EA Act and the impact that other federal and provincial government initiatives on Indigenous rights may have on its business.
In addition, Pembina is monitoring the impact of the recent judgments of the Supreme Court of British Columbia with respect to First Nation claims as well as similar developments in Alberta, including the judgment in favour of the Blueberry River First Nation ("BRFN") against British Columbia relating to the cumulative impact of industrial development within the BRFN treaty area, the judgment in favour of Saik'uz First Nation and Stellat'en First Nation in nuisance against the Crown and private company Rio Tinto Alcan Inc., and the judgment in favour of the Gitxaala Nation and Ehattesahet First Nation requiring consultation prior to staking mineral claims. The judgments have contributed and may further contribute to the acceleration of the Government of British Columbia's imposition of additional requirements to obtain regulatory approvals for developing pipelines or associated facilities, and in some instances restrictions on those approvals, and could cause delays, suspensions, or deferrals in the development of such facilities. They may also impact the current and future activities of producers operating in British Columbia and cause them to decrease production, which could, in turn, reduce such producers' demand for Pembina's existing pipeline capacity and processing assets, and may have an adverse effect on Pembina's business. On January 18, 2023, the Government of British Columbia and BRFN announced that they had reached the Blueberry River First Nations Implementation Agreement in response to the BRFN decision. The agreement creates a framework for how resource development may continue within the BRFN claim area, which includes, among other things, limiting new surface disturbances from oil and gas development in BRFN's claim area to 750 hectares per year while a long-term cumulative effects management regime is developed and implemented. The Government of British Columbia has also reached interim agreements with four other Treaty 8 First Nations which commit to a similar development of a revised approach to environmental assessment in their territories. Duncan's First Nation in Alberta has also filed a claim similar to that of BRFN regarding cumulative impacts in Northwestern Alberta. Pembina continues to actively monitor regulatory developments relating to Indigenous claims in British Columbia and Alberta; however, Pembina cannot predict future regulatory changes that may arise to address the Court's decisions in these or future cases and any such regulatory changes could impact the operations of Pembina and Pembina's customers.
Potential Conflicts of Interest
Shareholders and other securityholders of Pembina are dependent on senior management and the directors of Pembina for the governance, administration and management of Pembina. Certain directors and officers of Pembina may be directors or officers of entities in competition to Pembina or may be directors or officers of certain entities in which Pembina holds an equity investment in. As such, certain directors or officers of Pembina may encounter conflicts of interest in the administration of their duties with respect to Pembina. Pembina mitigates this risk by requiring directors and officers to disclose the existence of potential conflicts in accordance with Pembina's Code of Ethics Policy and in accordance with the ABCA.
Litigation
In the course of their business, Pembina and its various subsidiaries and affiliates may be subject to lawsuits and other claims, including with respect to Pembina's growth or expansion projects. In recent years, there has been an increase in climate and disclosure-related litigation against governments as well as companies involved in the energy industry and there is no assurance that Pembina will not be impacted by such litigation, or by other legal proceedings. Defence and settlement costs associated with such lawsuits and claims may be substantial, even with respect to lawsuits and claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal or other proceeding may have a material adverse effect on the financial position or operating results of Pembina.

Changes in Tax Legislation
Tax legislation that Pembina is subject to may be amended (or the interpretation of such legislation may change), retroactively or prospectively, resulting in tax consequences that materially differ from those contemplated by Pembina in the jurisdictions in which Pembina has operations, which may create a risk of non-compliance and re-assessment. While Pembina believes that its tax filing positions are appropriate and supportable, it is possible that governing tax authorities may: (i) amend tax legislation (or its interpretation of such legislation may change), or (ii) successfully challenge Pembina's interpretation of tax legislation, either of which could expose Pembina to additional tax liabilities and may affect Pembina's estimate of current and future income taxes and could have an adverse effect on the financial condition and prospects of Pembina and the distributable cash flow available to pay dividends and to service obligations under Pembina's debt securities and other debt obligations.
Foreign Exchange Risk
Pembina's cash flows, including a portion of its commodity-related cash flows, certain cash flows from U.S.-based infrastructure assets, and distributions from U.S.-based investments in equity accounted investees, are subject to currency risk, arising from the denomination of specific cash flows in U.S. dollars. Additionally, a portion of Pembina's capital expenditures, and contributions or loans to Pembina's U.S.-based investments in equity accounted investees, may be denominated in U.S. dollars. Pembina monitors, assesses and responds to these foreign currency risks using an active risk management program, which may include the exchange of foreign currency for domestic currency at a fixed rate.
Political Uncertainty
Political and social events and decisions made in Canada, the U.S. and elsewhere, including changes to federal, provincial, state or municipal governments in Canada and the U.S., may create future uncertainty on global financial and economic markets. This uncertainty may impact the energy industry in Canada and may have an adverse effect on Pembina's business and financial results.
One such event was the August 3, 2023 announcement by the Alberta Minister of Affordability and Utilities that the AUC was directed to immediately pause the issuance of approvals for new renewable electricity projects under the Generation Approvals Pause Regulation (Alberta). The Generation Approvals Pause Regulation (Alberta) and related matters have created uncertainty with respect to the pace and requirements of future renewables development in Alberta, which could impact renewables projects Pembina currently has under development or those of its customers or partners, which might in turn impact, among other things, progress on greenhouse gas emissions reduction efforts. Pembina continues to evaluate the impact of any potential changes on its business and to monitor new developments.
Risks Relating to Breach of Confidentiality
Pembina regularly enters into confidentiality agreements with third parties prior to the disclosure of any confidential information when discussing potential business relationships or other transactions. Breaches of confidentiality could put Pembina at competitive risk and may cause significant damage to its business. There is no assurance that, in the event of a breach of confidentiality, Pembina will be able to obtain equitable remedies from a court of competent jurisdiction in a timely manner, if at all, in order to prevent or mitigate any damage to its business that such a breach of confidentiality may cause.
Concentration of Assets in the Western Canadian Sedimentary Basin
The majority of Pembina's assets are concentrated in the WCSB, which leaves the company exposed to the economic conditions of that area. Pembina mitigates this risk through a diversity of business activities within the area and by owning and operating assets in the U.S.
Impacts of Geopolitical Events
While Pembina's operations, based solely in North America, have not been directly impacted to date, global or international geopolitical events such as armed conflict and political instability, including the current conflicts between Ukraine and Russia and Israel and Palestine, and international responses thereto, may have potential wide-ranging consequences for global market volatility and economic conditions, including energy and commodity prices, which may, in turn, increase inflationary pressures and interest rates. The short-, medium- and long-term implications of any such geopolitical events, including potential direct and indirect impacts on Pembina which could have a material and adverse effect on Pembina's business, financial condition and results of operations, are difficult to predict with any certainty. Depending on their extent, duration, and severity, such geopolitical events may have the effect of heightening many of the other risks described herein, including, without limitation, the risks relating to Pembina's exposure to commodity prices; the successful completion of Pembina's growth and expansion projects, including the expected return on investment thereof; supply chains and Pembina's ability to obtain required equipment, materials or labour; cybersecurity risks; inflationary pressures; and restricted access to capital and increased borrowing costs as a result of increased interest rates.
Internal Controls
Effective internal controls are necessary for Pembina to provide reliable financial reports, manage its risk exposure and help prevent fraud. Although Pembina undertakes numerous procedures to help ensure the reliability of its financial reports, including those imposed by Canadian and U.S. securities laws, Pembina cannot be certain that such measures will ensure that it will maintain adequate control over financial processes and reporting. If Pembina or its independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in Pembina and its financial statements and negatively impact the trading price of the Common Shares or Class A Preferred Shares.
Risks Related to Climate Change
Risks Relating to Changing Investor Sentiment in the Oil and Gas Industry
A number of factors, including the concerns of the effects of the use of fossil fuels on climate change, concerns of the impact of oil and gas operations on the environment, concerns of environmental damage relating to spills of petroleum products during transportation and concerns of Indigenous rights, have affected certain investors' sentiments towards investing in the oil and gas industry. As a result of these concerns, some investors have announced that they are no longer willing to fund or invest in oil and gas properties or companies and/or are reducing the amount of such investments over time. Additionally, companies across all sectors have been subjected to a heightened level of awareness and scrutiny from institutional, retail and public investors with respect to their ESG practices and, as such, issuers are increasingly being required to develop and implement more robust ESG policies and practices. Developing and implementing such policies and practices can involve significant costs and require a significant time commitment from the Board of Directors, management and employees. Failure to implement the policies and practices expected by investors may result in such investors reducing their investment in Pembina or not investing in Pembina at all. Any reduction in the investor base interested or willing to invest in the oil and gas industry and, more specifically, Pembina may result in limits on Pembina's ability to access capital, increases to the cost of capital, a downgrade in Pembina's credit ratings and outlooks, and a decrease in the price and liquidity of Pembina's securities even if Pembina's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause a decrease in the value of an asset which may result in an impairment charge.
In June 2023, Pembina published its 2022 Sustainability Report which highlights certain of Pembina's ESG policies and practices, including, but not limited to, energy transition, GHG emissions reduction, employee well-being and culture, health and safety, responsible asset management and Indigenous and community engagement. However, certain investors of Pembina may not be satisfied with the degree and/or speed at which Pembina is implementing and bolstering its ESG policies and practices. If Pembina is unable to meet such investors' expectations, Pembina's business, as well as its reputation, could be adversely affected.
Energy Market Transition
Changing consumer preferences, new technologies, government regulation or other external factors may lead to an acceleration away from fossil-based sources of energy, including energy derived from crude oil and natural gas, to renewable and other alternative sources of energy. This may lead to lower global demand for crude oil and natural gas and related commodities and, in turn, may lead to lower prices for crude oil, natural gas and NGL and related commodities. This could negatively impact the Company's producing customers and lead to less demand for Pembina's services, which could negatively impact the revenue the Company receives from, and the value of, its pipelines, facilities and other infrastructure assets, the useful life of those assets and accelerate the timing of decommissioning.
In addition, Pembina may invest in opportunities related to an energy transition, which may involve investments in businesses, operations or assets relating to renewable or other alternative forms of energy. Such investments may involve certain risks and uncertainties in addition to those identified herein in respect of Pembina's existing businesses, operations and assets, including the obligation to comply with additional regulatory and other legal requirements associated with such businesses, operations or assets and the potential requirement for additional sources of capital to make, develop and/or maintain such investments and Pembina's ability to access such sources of capital. In the event Pembina were to complete such investments, there can be no guarantee that Pembina will realize a return on those investments or businesses, operations or assets that is similar to the returns it receives in respect of its existing business, operations and assets or that would offset any loss in revenue from, or the value of, the Company's existing pipeline, facilities and other infrastructure assets resulting from the impact of the potential energy transition. As a result, any such investment could reduce the level of cash available for dividends and to service obligations under Pembina's debt securities and other debt obligations and may also negatively impact the trading price of Pembina's securities.
Greenhouse Gas Emissions and Targets
Among other sustainability goals, Pembina has committed to reducing GHG emissions intensity of its operations by 30 percent by 2030 (based on a 2019 baseline year). The Company's ability to lower GHG emissions in respect of its 2030 emissions intensity reduction target is subject to numerous risks and uncertainties, and Pembina's actions taken to implement these objectives may also expose the Company to certain additional and/or heightened financial and operational risks. A reduction in GHG emissions intensity relies on, among other things, Pembina's ability to implement and improve energy efficiency at all facilities, future development and growth opportunities, development and deployment of new technologies, investment in lower-carbon power and transition to greater use of renewable and lower emission energy sources. In the event that the Company is unable to implement these strategies and technologies as planned without negatively impacting its expected operations or business plans, or in the event that such strategies or technologies do not perform as expected, the Company may be unable to meet its GHG emissions intensity reduction targets or goals on the current timelines, or at all.
In addition, achieving the Company's GHG emissions intensity reductions target and goals could require significant capital expenditures and resources, with the potential that the costs required to achieve such target and goals materially differ from Pembina's original estimates and expectations, which differences may be material. In addition, while the intent is to improve efficiency and increase the use of renewable and lower-carbon energy, the shift in resources and focus towards GHG emissions reduction could have a negative impact on Pembina's operating results. The overall final cost of investing in and implementing a GHG emissions intensity reduction strategy and technologies in furtherance of such strategy, and the resultant change in the deployment of the Company's resources and focus, could have a material adverse effect on Pembina's business, financial condition and results of operations.
Risks Relating to Weather Conditions
Weather conditions (including those associated with climate change) can affect the demand for and price of natural gas and NGL. As a result, changes in weather patterns may affect Pembina's gas processing business. For example, colder winter temperatures generally increase demand for natural gas and NGL used for heating which tends to result in increased throughput volume on the Alliance Pipeline and at the Company's gas processing facilities and higher prices in the processing and storage businesses. Pembina has capacity to handle any such increased volume of throughput and storage at its facilities to meet changes in seasonal demand; however, at any given time, processing and storage capacity is finite.
Weather conditions (including those associated with climate change) may impact Pembina's ability to complete capital projects, repairs or facility turnarounds on time, potentially resulting in delays and increased costs. Weather may also affect access to Pembina's facilities, and the operations and projects of Pembina's customers or shippers, which may impact the supply and/or demand for Pembina's services. With respect to construction activities, in areas where construction can be conducted in non-winter months, Pembina attempts to schedule its construction timetables so as to minimize potential delays due to cold winter weather.
Changes and/or extreme variability in weather patterns, including with respect to the impact on the geophysical environment, as well as increases in the frequency of extreme weather events, such as floods, cyclones, hurricanes, droughts and forest fires, increases the potential risk for Pembina's assets, including operational disruptions, transportation difficulties, supply chain disruptions, employee safety incidents, and damage to assets, which may result in lower revenues, higher costs or project delays.
See also "Risk Factors – Risks Inherent in Pembina's Business – Environmental Costs and Liabilities"; and "Risk Factors – Risks Inherent in Pembina's Business – Reputation".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
To the knowledge of the directors and executive officers of Pembina, none of the directors or executive officers of Pembina, and no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 percent of the Common Shares, and no associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction with Pembina since January 1, 2021 that has materially affected Pembina, or in any proposed transaction that would reasonably be expected to materially affect Pembina.
MATERIAL CONTRACTS
Other than as set forth herein, no contracts material to Pembina and its subsidiaries were entered into during 2023 or 2024 to date or are currently in effect, other than contracts entered into in the ordinary course of business.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Other than as set forth herein, there are no outstanding legal proceedings, or regulatory actions, penalties or sanctions imposed by a court or regulatory body material to Pembina to which Pembina or any of its direct or indirect subsidiaries is or was a party or in respect of which any of the properties of Pembina or any of its direct or indirect subsidiaries are or were subject, during Pembina's most recent financial year, nor are there any such proceedings, actions, penalties or sanctions known to be contemplated.
REGISTRAR AND TRANSFER AGENT
The registrar and transfer agent for the Common Shares, the Subscription Receipts, the Class A Preferred Shares and the Subordinated Notes, Series 1 and the trustee for the Medium Term Notes is Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta, Canada and Toronto, Ontario, Canada. The co-transfer agent and registrar for the Common Shares in the U.S. is Computershare Investor Services U.S., at its principal offices in Golden, Colorado, U.S.
INTERESTS OF EXPERTS
KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.
ADDITIONAL INFORMATION
Additional information relating to Pembina filed with the Canadian securities commissions and the SEC can be found on Pembina's profile on the SEDAR+ website at www.sedarplus.ca, the EDGAR website at www.sec.gov, and on Pembina's website at www.pembina.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Pembina's securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in Pembina's management information circular for its most recent annual meeting of Shareholders that involved the election of directors. Additional financial information relating to Pembina is provided in Pembina's Financial Statements and MD&A, which have also been filed on SEDAR+ and EDGAR.
Any document referred to in this Annual Information Form and described as being filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov (including those documents referred to as being incorporated by reference in this Annual Information Form) may be obtained free of charge from us by contacting Pembina's Investor Relations Department by telephone (toll free 1-855-880-7404) or by email (investor-relations@pembina.com).

APPENDIX "A" – AUDIT COMMITTEE CHARTER

I.    ROLE AND OBJECTIVES
The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Pembina Pipeline Corporation (the "Corporation") has been delegated certain oversight responsibilities relating to the Corporation's financial statements, the external auditors, the internal audit function, compliance with legal and regulatory requirements and management information technology.
The Committee carries out its responsibilities with a view to the purpose of Pembina, and its role is to support Pembina's commitment to providing sustainable industry-leading total returns to investors.
The objectives of the Committee are to maintain oversight of:
(a)    the quality and integrity of Pembina's financial statements, the reporting process and effectiveness of internal controls over financial reporting;
(b)    the relationship, reports, qualifications, independence and performance of the external auditor;
(c)    the internal audit function;
(d)    the financial risk identification, assessment and management program;
(e)     compliance with legal and regulatory requirements related to financial reporting and financial controls;
(f)    management of information technology related to financial reporting and financial controls; and
(g)     maintenance of open avenues of communication among management of the Corporation, the external auditors, the internal auditors and the Board.
In this Charter, the Corporation and all entities controlled by the Corporation are collectively referred to as "Pembina".
II.    MEMBERSHIP AND ACCESS
The Board will appoint members of the Committee. Each member shall serve until their successor is appointed, unless the member resigns, is removed by the Board or otherwise ceases to be a director of the Corporation.
The Committee must be composed of not less than three (3) members of the Board, each of whom must be independent pursuant to the Corporation's Director Independence Guidelines and applicable law and financially literate as determined by the Board using its business judgment. In addition, at least one (1) member must be an "audit committee financial expert" within the meaning of that term under the United States Securities Exchange Act of 1934, as amended, and the rules adopted

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by the United States Securities and Exchange Commission thereunder. The Board will fill any vacancy if the Committee has less than three (3) members and may remove members by resolution.
The Board Chair will select the chair of the Committee (the "Chair") from amongst its members, in consultation with the Governance, Nominating and Corporate Social Responsibility Committee.
The Committee has the authority to retain outside financial, legal or other advisors as it determines necessary to carry out its duties, at the expense of Pembina. Pembina shall provide for appropriate funding, as determined by the Committee in its capacity as a committee of the Board, for payment of: (i) compensation to the external auditor for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for Pembina, (ii) compensation to any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
In discharging its duties under this Charter, the Committee may: investigate any matter brought to its attention and will have access to all books, records, facilities and personnel; conduct meetings or interview any officer or employee, the Corporation's legal counsel, external auditors and consultants; and invite any such persons to attend any part of any meeting of the Committee.
The Committee has neither the duty nor the responsibility to conduct audit, accounting or legal reviews, or to ensure that the Corporation's financial statements are complete, accurate and in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"); rather, management is responsible for the financial reporting process, internal review process, and the preparation of the Corporation's financial statements in accordance with IFRS, and the Corporation's external auditor is responsible for auditing those financial statements.
III.    DUTIES AND RESPONSIBILITIES
A.    Pembina's Financial Statements, the Reporting Process and Internal Controls over Financial Reporting
The Committee will meet with management, the internal auditor and the external auditor to review and discuss annual and quarterly financial statements, management's discussion and analyses ("MD&A"), the related earnings press releases, and other financial disclosures and determine whether to recommend the approval of such documents to the Board.
(a)In connection with these procedures, the Committee will, as applicable and without limitation, review and discuss with management, internal audit and the external auditor:
i.the information to be included in the financial statements and financial disclosures which require approval by the Board including Pembina's annual and quarterly financial statements, notes thereto, MD&A and earnings press releases paying particular attention to any use of "pro forma", "adjusted" and "non-GAAP" information, and ensuring that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the financial statements;
ii.any significant financial reporting issues identified during the reporting period;
iii.any change in accounting policies, or selection or application of accounting principles, and their impact on the results and the disclosure;
iv.all significant risks and uncertainties identified and significant estimates and judgments made in connection with the preparation of Pembina's financial statements that may have a material impact to the financial statements;

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v.any significant deficiencies or material weaknesses identified by management, internal auditors or the external auditor, compensating or mitigating controls and final assessment and impact on disclosure;
vi.any major issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies;
vii.significant adjustments identified by management, internal auditor, or the external auditor and assessment of associated internal control deficiencies, as applicable;
viii.any unresolved issues between management and the external auditor that could materially impact the financial statements and other financial disclosures;
ix.any material correspondence with regulators, government agencies, any employee or whistleblower complaints, reports of non-compliance which raise issues regarding the Corporation's financial statements or accounting policies and significant changes in regulations which may have a material impact on the Corporation's financial statements;
x.the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures;
xi.significant matters of concern respecting audits and financial reporting processes, including any illegal acts, that have been identified in the course of the preparation or audit of Pembina's financial statements; and
xii.any analyses prepared by management and/or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of financial statements including analyses of the effects of IFRS on the financial statements.
(b)In connection with the annual audit of Pembina's financial statements, the Committee will review with the external auditor:
i.prior to commencement of the annual audit, plans, scope, staffing, engagement terms and proposed fees;
ii.reports or opinions to be rendered in connection therewith including the external auditor's review or audit findings report including alternative treatments of significant financial information within IFRS that have been discussed with management and associated impacts on disclosure; and
iii.the adequacy of internal controls, any audit problems or difficulties, including:
a)any restrictions on the scope of the external auditor's activities or on access to requested information;
b)any significant disagreements with management, and management's response (including discussion among management, the external auditor and, as necessary, internal and external legal counsel);
c)any litigation, claim or contingency, including tax assessments and claims, that could have a material impact on the financial position of the Corporation; and
d)the impact on current or potential future disclosures.

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(c)In connection with its review of the annual audited financial statements and quarterly financial statements, the Committee will:
i.review any significant concerns raised during the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") certifications with respect to the financial statements and Pembina's disclosure controls and internal controls. In particular, the Committee will review with the CEO, CFO, internal auditor and external auditor:
a)all significant deficiencies, material weaknesses or significant changes in the design or operation of Pembina's internal control over financial reporting that could adversely affect Pembina's ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under applicable securities laws, within the required time periods; and
b)any fraud, whether or not material, that involves management of Pembina or other employees who have a significant role in Pembina's internal control over financial reporting.
ii.review with the CEO, CFO and the internal auditor, Pembina's disclosure controls and procedures and, at least annually, will review management's conclusions about the efficacy of disclosure controls and procedures, including any significant deficiencies, material weaknesses or material non-compliance with disclosure controls and procedures.
(d)The Committee will maintain a Whistleblower Policy, including procedures for the:
i.receipt retention and treatment of complaints received, including those regarding accounting, internal accounting controls or auditing matters; and
ii.confidential, anonymous submissions of concerns, including those regarding questionable accounting or auditing matters.
B.    The External Auditor
The Committee, in its capacity as a committee of the Board, is directly responsible for overseeing the relationships, reports, qualifications, independence and performance of the external auditor and audit services by other registered public accounting firms engaged by the Corporation. The Committee shall have the authority and responsibility to recommend to the Board the appointment and the revocation of the appointment of the external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, and to fix their remuneration.
The external auditor will report directly to the Committee. The Committee's appointment of the external auditor is subject to annual approval by the shareholders.
With respect to the external auditor, the Committee is responsible for:
(a)recommending to the Board the appointment, termination, compensation, retention and oversight of the work of the external auditor engaged by the Corporation including the review and approval of the terms of the external auditor's annual engagement letter and the proposed fees;
(b)resolution of disagreements or disputes between management and the external auditor regarding financial reporting for audit, review or attestation services;

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(c)pre-approval of all legally permissible non-audit services to be provided by the external auditors considering the potential impact of such services on the independence of external auditors and, subject to any de minimis exemption available under applicable laws. Such approval can be given either specifically or pursuant to pre-approval policies and procedures adopted by the Committee including the delegation of this ability to one (1) or more members of the Committee to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to any such delegation may not delegate Committee responsibilities to management of Pembina, and must be reported to the full Committee at the first scheduled meeting of the Committee following such pre-approval. In no event shall fees paid for audit and audit-related services be less than 50 percent of the total fees paid to the auditor in a fiscal year;
(d)obtaining and reviewing, at least annually, a written report by the external auditor describing the external auditor's internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five (5) years, respecting one (1) or more independent audits carried out by the firm, and any steps taken to deal with any such issues and all relationships between the external auditors and the Corporation;
(e)the annual review of the external auditor which assesses three (3) key factors of audit quality for the Committee to consider and assess including: independence, objectivity and professional skepticism; quality of the engagement team; and quality of communications and interactions with the external auditor.
(f)a written comprehensive review of the external auditor is to be considered, if required, each year and completed at least every five (5) years which will include:
i.an assessment of the quality of services and sufficiency of resources provided by the external auditor;
ii.an assessment of auditor independence, objectivity and professional skepticism;
iii.an assessment of the value of the services provided by the external auditor;
iv.an assessment of the written input from the external auditor summarizing:
a)background of the firm, size, resources, geographical coverage, relevant industry experience, including reputational challenges, systemic audit quality issues identified by Canadian Public Accountability Board ("CPAB") and Public Company Accounting Oversight Board ("PCAOB") in public reports;
b)industry experience of the audit team and plans for training and development of the team;
c)how the external auditor demonstrated objectivity and professional skepticism during the audit;
d)how the firm and team met all criteria for independence including identification of all relationships that the external auditor has with the Corporation and its affiliates and steps taken to address possible institutional threats;
e)involvement of an engagement quality control review ("EQCR") partner and significant concerns raised by the EQCR partner;
f)matters raised to national office or specialists during the review;
g)significant disagreements between management and the external auditor and steps taken to resolve such disagreements;

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h)satisfaction with communication and cooperation with management and the Committee; and
i)findings and firm responses to reviews of the Corporation by CPAB and PCAOB;
v.communication of the results of the comprehensive review of the external auditor to the Board and recommending that the Board take appropriate action, in response to the review, as required. It is understood that the Committee may recommend tendering the external auditor engagement at their discretion. In addition to rotation of the lead, EQCR and other partner as required by law as well as a cooling-off period after they are rotated off, the Committee, together with the Board, will also consider whether it is necessary to periodically rotate the external audit firm itself. It will be at the discretion of the Committee if the incumbent external auditor is invited to participate in the tendering process; and
(g)setting clear hiring policies for Pembina regarding external auditor partners and employees and former partners and employees of the present and former external auditor of the Corporation. Before any external auditor partner, senior manager or manager is offered employment by the Corporation, prior approval from the Committee Chair must be received and a one (1) year grace period must pass from the date any work was completed on a Pembina audit engagement before an external auditor employee can be considered for contract or employment by the Corporation.
C.    The Internal Audit Process
The Committee, in its capacity as a committee of the Board, will carry out the following responsibilities with regard to the internal audit function:
(a)    review with management and the Head of Internal Audit the activities, staffing, and organizational structure of internal audit, including the competencies and performance of employees in the Corporation's internal audit department;
(b)    review and approve any changes to the internal audit charter;
(c)    have final authority to review and approve the annual internal audit plan and all major changes to the plan;
(d)     annually convey its view of the performance of the Head of Internal Audit to the Senior Vice President and CFO as input into the compensation approval process;
(e)    ensure there are no unjustified restrictions or limitations, and review and concur in the appointment, replacement, or dismissal of the Head of Internal Audit; and
(f)    on a regular basis, meet separately with the Head of Internal Audit to discuss any matters that the Committee or the Head of Internal Audit believes should be discussed privately.
D.    Other
The Committee will also:
(a)meet separately with management, the CFO, the internal auditor, the external auditor and, as is appropriate, internal and external legal counsel and independent advisors in respect of issues not elsewhere listed concerning any other audit, finance or financial risk matters;
(b)review the appointment of the CFO and any other key financial executives who are involved in the financial reporting process;

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(c)review the Corporation's information technology practices and developments as they relate to financial reporting;
(d)from time to time discuss the staffing levels and competencies of the finance team with the external auditor;
(e)oversee the Corporation's hedging strategy;
(f)at least annually, review a report on the Corporation's annual insurance coverage including the risk retention philosophy and resulting uninsured exposure, if any, including corporate liability protection programs for directors and officers;
(g)review incidents, alleged or otherwise, as reported by whistleblowers, management, the internal auditor, the external auditor, internal or external counsel or otherwise, relating to fraud, conflicts of interest, or illegal acts pertaining to financial statement disclosures, accounting, internal accounting controls or auditing matters and establish procedures for receipt, treatment and retention of records of incident investigations;
(h)assist with Board oversight in respect of issues not elsewhere listed concerning the integrity of Pembina's financial statements, its compliance with legal and regulatory requirements, the independent auditor's qualifications and independence, and the performance of Pembina's internal audit function and independent auditors;
(i)monitor the funding exposure of the Corporation's pension plan;
(j)receive and review reports from the Corporation's Pension Committee and recommend or approve changes as appropriate with respect to risk management of pension assets and liabilities, actuarial valuation as required by statute, the Statement of Investment Policies and Procedures, funding policy and corporate performance for the pension plans, and jointly with the Human Resources and Compensation Committee, report on the status of the pension plans to the Board at least annually; and
(k)have the authority and responsibility to recommend the appointment and the revocation of the appointment of registered public accounting firms (in addition to the external auditors) engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, and to fix their remuneration.
IV.    COMMITTEE MEETINGS
The Committee will meet quarterly, or more frequently at the discretion of the members of the Committee, as circumstances require.
Additionally, the external auditor may call a meeting of the Committee provided the external auditor abides by the notice requirements set forth below.
Notice of each meeting of the Committee will be given to each member and to the internal and external auditors who are invited to attend each meeting of the Committee. The notice will:
(a)    be in writing (which may be communicated by email);
(b)    be accompanied by an agenda that states the nature of the business to be transacted at the meeting in reasonable detail;
(c)    be given at least 48 hours preceding the time stipulated for the meeting, unless notice is waived by the Committee members; and

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(d)    if documentation is to be considered at the meeting, it should be provided seven (7) days in advance of the meeting if practicable, and in any event with reasonably sufficient time to review documentation. Under some circumstances, due to the confidential nature of matters to be discussed at the meeting, it may not be prudent or appropriate to distribute materials in advance.
A quorum for a meeting of the Committee is a majority of the members present in person or by means of electronic, telephone or other communications facilities that permit all persons participating to hear each other.
If the Chair is not present at a meeting of the Committee, a Chair will be selected from among the members present. The Chair will not have a second or deciding vote in the event of an equality of votes.
In conjunction with each Committee meeting, the Committee will hold an in-camera session, without management, employees or internal or external auditors present, and will meet in separate sessions with each of the CFO, the Head of Internal Audit and the lead partner of the external auditor at least annually.
The Committee may invite others to attend any part of any meeting of the Committee as it deems appropriate. This includes other directors, members of management, any employee, the Corporation's legal counsel, external auditors, advisors and consultants.
Minutes will be kept of all meetings of the Committee. The minutes will include copies of all resolutions passed at each meeting, will be maintained with the Corporation's records and will be available for review by members of the Committee, the Board, the external auditor and as required pursuant to applicable law.
V.    ADDITIONAL RESPONSIBILITIES
A.    Review of Charter
The Committee shall review and reassess the adequacy of this Charter at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Governance, Nominating and Corporate Social Responsibility Committee.
B.    Review of Policies
The Committee shall review proposed changes to Board policies relating to the matters set out in this Charter, annually or as it otherwise deems appropriate.
C.    Financial Risk Management
The Committee shall provide oversight of financial risk management with respect to the areas outlined in this Charter.
D.    Evaluation
The assessment of the Committee shall be facilitated annually by the Board Chair.
E.    Disclosure Documents
The Committee will prepare reports, if and when required, for inclusion in the Corporation's disclosure documents.

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F.    Reporting and Board Advisory Role
The Committee shall report regularly to the Board on its activities, including the results of meetings and reviews undertaken, and any associated recommendations. The Committee shall periodically facilitate and promote education of the Board with regard to the matters set out in this Charter, including education sessions with external consultants at the Committee's discretion.
The Committee shall facilitate information sharing with other Board committees as required to address matters of mutual interest or concern in respect of matters set out in this Charter. The Committee will perform such other functions as are assigned by law and the Corporation's by-laws, and on the instructions of the Board.

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